UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
THE FINANCIAL STATEMENTS ON DECEMBER 31, 2010 AND 2009

Interim Financial Statements for the period ended December 31, 2010 prepared in accordance with accounting practices established by Brazilian Corporation Law.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Banco Santander (Brasil) S.A. and Controlled Companies Management Report – December 31, 2010

Dear Stockholders:

We present herein the Management Report the individual and Consolidated Financial Statements of Banco Santander (Brasil) S.A. (Banco Santander) related to the year ended December 31, 2010, prepared in accordance with accounting practices established by Brazilian Corporate Law and the standards of the National Monetary Council (CMN), the Central Bank of Brazil (Bacen) and document template provided in the Accounting National Financial System Institutions (Cosif), the CVM, that does not conflict with the rules of Bacen, the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable. These consolidated financial statements are available at the website www.santander.com.br\ir .

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2010 will be disclosed, within the legal deadline, at the website www.santander.com.br\ir. The reconciliation of the Shareholders' Equity and the Consolidated Net Income is presented in note 36.

• Performance

1. Net Income

Banco Santander concluded the year ended December 31, 2010 with a net income of R$ 3,863 million, compared to R$1,806 million in year 2009, including the expense of goodwill amortization of R$3,241 million and R$2,877 million in the respective years.

The increase in net income for the year, evidences a favorable development of business affairs and efforts to control expenses.

The income from lending and leasing operations grew 14.9% in the year 2010 compared to the previous year.

The expense with allowance for loan losses for the year ended December 31, 2010 amounted to R$8,257 million. The expense allowance decreased 16.7% compared to the previous year. The decrease in allowance is mainly due to the economic recovery of the Brazilian market and the evolution of the credit and collection processes. Allowance for loan losses represented 5.3% of the loan portfolio in December 2010, compared to 6.7% in December 2009.

Administrative expenses increased 0.9% in 2010 compared to 2009, of which personnel costs increased 3.3% and other administrative expenses excluding the effects of goodwill amortization decreased 6.0%, compared to previous year.

2. Assets and Liabilities

Total consolidated assets reached R$387,212 million at December 31, 2010, compared to R$342,324 million at December 31, 2009.

In December 2010, the total assets mainly consist of by the credit portfolio amounting to: R$165,379 million; securities and derivative financial instruments, mainly consist of federal securities, in the amount of R$ 89,897 million, and interbank investments of R$21,058 million. In December 2009, these amounts corresponded respectively to R$142,019 million; R$79,691 million and R$30,174 million..

On December 31, 2010, Banco Santander has a total of R$ 1,829 million of securities classified as held to maturity and has the financial capacity and intent to hold them until their maturity.

Credit Portfolio

In millions of Brazilian reais			Change
	Santander Consolidated
			Dec-10 vs.
	Dec-10	Dec-09	Dec-09
Corporate	84,199	73,125	15.1%
Individuals	76,294	63,805	19.6%
Payroll Loans	9,600	7,956	20.7%
Credit Cards	10,760	8,472	27.0%
Real Estate Loans	6,698	5,226	28.2%
Financing and Vehicles Lease	26,149	23,956	9.2%
Personal Credit	23,087	18,195	26.9%
Agricultural	4,886	5,089	-4.0%
Total	165,379	142,019	16.4%

The credit portfolio reached R$165,379 million at December 31, 2010, an increase of 16.4% compared to December 31, 2009.	In the year of 2010, the highlights were real estate loans, credit cards, personal credit and payroll loans, with a growth of 28.2%, 27.0%, 26.9% and 20.7%, respectively.

Deposits

In millions of Brazilian reais			Change
	Santander Consolidated
			Dec-10 vs.
	Dec-10	Dec-09	Dec-09
Demand Deposits	15,827	14,787	7.0%
Saving Deposits	30,303	25,217	20.2%
Interbank Deposits	2,002	764	162.0%
Time Deposits	68,914	72,154	-4.5%
Others Deposits	433	551	-21.4%
Total	117,479	113,473	3.5%

Deposits totaled R$117,479 million at December 31, 2010 an increase of 3.5% compared to December 2009.	The highlight of the year was the growth of 20.2% of savings deposits, partially offset by a decrease of 4.5% of time deposits, mainly institutional clients.

3. Shareholders’ Equity Banco Santander consolidated shareholders’ equity amounted to R$64,851 million at December 31, 2010 compared to R$64,493 million in the previous year of 2009.

The evolution of shareholders’ equity is due to income and the adjustment to fair value -securities and derivative financial instruments amounting to R$208 million, partially offset by the proposed interest on capital and dividends of R$3,540 million and the net adjustment of R$175 million, of CVM Instruction 600/2009, which deals with employee benefits and aims to reduce the gaps with the International Accounting Standard.

Dividends and Interest on Capital

	2010
	Reais per thousands of
	In millions of Reais	Shares/Units
		Common	Preferred	Units
Interest on capital	400	0.9577	1.0535	105.3477
Intermediate dividends	500	1.1971	1.3168	131.6847
Interest on capital	400	0.9577	1.0535	105.3477
Interest on capital	530	1.2690	1.3959	139.5858
Interest on capital	430	1.0295	1.1325	113.2488
Intermediate dividends	1,280	3.0647	3.3711	337.1128
Total Accumulated as of December 31, 2010	3,540

Banco Santander regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks –capital required portion for exposed assets and credit commitments, both weighted by a risk factor, considering the mitigation of risk through the use of guarantees; (b) Market risks –capital required portions for exposures related to the fluctuations in foreign currency interest rates, price indexes, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks – the requirement of a specific capital portion.

The Basel II ratio, which is calculated on a consolidated basis, reached 22.1%, disregarding goodwill in the minimum regulatory capital, as required by the international rule.

Banco Santander, according to Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). The report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ir.

• Recent Events

Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These securities bearing interest rate of 6.75% per annum in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Santander Espanha in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float before the end of 2014. Up to now, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

Buyback Program for Banco Santander´s Units

On November 9, 2010, Banco Santander Board of Directors approved in the meeting held on this date the buyback program for Banco Santander´s Units (Buyback Program), to be held in treasury and subsequently sold. The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, corresponding to approximately 0.21% of the outstanding shares, as defined in the Instruction CVM 10. The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by Banco Santander of certain index funds, every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by Banco Santander exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to Banco Santander risk management policy. The Units shall be purchased on the stock exchange, at their market price, through Santander Corretora de Câmbio e Valores Mobiliários S.A. (Santander CCVM).

Chairman of the Board of Directors and Chief Executive Officer of Banco Santander

On January 28, 2011, Banco Santander held a Extraordinary General Meeting in order to appoint Mr. Fabio Colletti Barbosa as the Chairman of the Board of Directors and Mr. Marcial Angel Portela Alvarez to the position of Vice-Chairman of Board of Directors, with term office until the Annual Shareholders’ Meeting to be held in 2011.

According with best practices of corporate governance practices, Mr. Fabio Colletti Barbosa remains in his current position as Vice-Chairman of Board of Directors until Mr. Marcial Angel Portela Alvarez takes office as Chief Executive Officer of Banco Santander, signature of the competent “Instrument of Investiture” in the Book of Meetings of the Company’s Board of Executive Officers, whose election was decided in a meeting of the Board of Directors held on February 2, 2011. Such changes are subject to the applicable legal and regulatory approvals.

• Economic Scenario

Economic indicators continue pointing to a buoyant economy, particularly on the demand side, due to the significant growth in income, employment and credit availability. In the third quarter of 2010, GDP grew 6.7% compared with the same period in 2009, led by the services sector on the supply side and by consumption and investments on the demand side.

Inflation rose during the course of the last quarter, mainly due to the spike in food prices. In the 12 months ended in December, IPCA, the main indicator of consumer prices, rose by 5.9%, surpassing the 4.5% target set by the monetary authorities. In the same period, wholesale agricultural prices increased 25%, significantly above the 10% increase in industrial prices, reflecting the dynamism in the international commodity prices. In response to the prices increase, the Bacen announced in the beginning of December an increase in the reserve requirements and the first meeting of the Monetary Policy Committee in 2011, raised its benchmark basic interest rate (Selic) to 11.25% per annum.

In 2010, the trade balance was favorable, closing the year with a surplus of USD 19.5 billion. Exports and imports grew 32% and 43%, respectively, over 2009. Though imports grew faster, the trade surplus was sustained by the increase in the average prices of exports, heavily influenced by the increase in commodity prices.

The current account deficit, which reached 2.5% of the GDP, versus 1.5% the previous year, was comfortably financed by the inflow of capital, which was sufficient to maintain the exchange rate at R$1.69/USD at the end of December 2010, practically stable in relation to the previous year.

Total credit in the National Financial System maintained its firm growth in 2010, showing an increase of 20.5%, still sustained by directed credit, especially from the BNDES, the Brazilian development bank. In the 12 months ended December 2010, the share of directed credit increased 27.5%, whereas the volume of non earmarked credit increased 17.1%, led by loans to individuals, which increased 18.8%, surpassing the volume of loans to companies 15.4%, in the same period. As a result, the credit/GDP ratio reached a record 46.6%.

The growth in the families indebtedness has not significantly changed the commitment of the monthly income to pay amortizations and interest, thanks to the simultaneous increase in incomes, extension of payment terms and the decline in interest rates for the borrower. Consequently, default rates continues to decline. At the end of December 2010, default rates for companies reaching 3.6% and 5.7% for individuals, the lowest in eight years in this segment.

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In general, the solid domestic demand and health of the financial system remain fundamental for sustaining Brazil’s growth despite the uncertainties surrounding the global economic recovery. The continuation of the country’s positive macroeconomic fundamentals should play a key role in ensuring the sustainability of this economic growth cycle.

• Strategy

Banco Santander aims to be Brazil’s largest multiple-service bank in creating value for shareholders, besides being the best bank in client and employee satisfaction, as well as in brand recognition and attractiveness.

With significant scale for growth in Brazil, Santander also wants to be recognized for its relations with diverse stakeholders in both the retail and wholesale segments. For this, it encourages sustainable business through a complete portfolio of products that meet the needs of diverse client profiles.

By placing sustainability at the core of its business model, Banco Santander invests in a more solid, close and long-term relationship with its strategic audience, showing that it is prepared to enter new markets, respond to fresh demands and stay abreast of the changes in the contemporary world.

The disciplined capital management, the control and management of risks, the geographical diversification, the cutting-edge technology that translates into greater efficiency, and the focus on retail are a few of the pillars sustaining Banco Santander’s strategy and which differentiate its Business Model.

In 2010, Banco Santander initiated on the expansion of its network of branches, with the opening of 110 new branches, with a target to reach 2013 with 600 new customer service points, thus strengthening the Conglomerate and driving quicker and stronger growth. Banco Santander believes it can reach these targets through the following strategies:

  Expansion of the product offering and the retail distribution channels;
  Capitalize on the bank’s strong market position in the wholesale business;
  Continuous development of a transparent and sustainable business platform;
  Continuous growth of the bank’s insurance business.

These strategies are monitored by the Santander Planning Group (GPS), created in 2009. GPS is a collaborative network of 50 managers from all areas of the Bank, which gives a cross-sectional, multidisciplinary and intermediary vision between the top management and the operational areas. It is not a decision making body, but only studies the diverse scenarios and aligns the business plans of the commercial areas.

In 2010, the Conglomerate Santander concluded its strategic map, establishing targets and parameters that will drive the Banco Santander to attain its objectives.

On January 17, 2011, Banco Santander announced to the market that, in partnership with Cosan Combustíveis e Lubrificantes, a subsidiary of Cosan S.A. Indústria e Comércio and which owns the Esso and Mobil brands in Brazil, it will launch the Esso Santander credit card in the first quarter of 2011 to leverage its credit card business through alliances.

• Integration

Important stages of the integration process were concluded, new products, services and functionalities were added to our clients' daily routine, always with the objective of bringing together the best of the two banks.

In 2010, all the gaps arising from the unification of the platforms of the two banks were developed and implemented, and the projects have made significant progress. Preliminary tests were carried out in our systems, related to the migration of customer and operational data as well as tests on the new technological platform. In October, about 100,000 customers in six branches located in regions of Limeira and Piracicaba, have been migrated to the platform of Santander, anticipating a significant portion of customer accounts, the movement to be held in the first half of 2011.

As of November of 2010, both customer service and the brand have been unified at all the branches, ATMs, Internet Banking and customers servicing channels. In this stage, there has been no changes in the products, services, or in the branch and account numbers, to facilitate the clients' daily routine. Such changes will take place after the technological integration, which will be conducted in the first half of 2011. We reiterate that the core principal of the integration process is the continuous improvement of the services provided to our clients.

• Main Subsidiaries

As of December 31, 2010, Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing) reported total assets of R$54,202 million, a lease and other credits portfolio of R$9,742 million, and stockholders' equity of R$12,658 million. Net income for the year ended in December 31 was R$994 million.

As of December 31, 2010, Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré C.F.I.) reached R$28,538 million in total assets, R$16,444 million in credit operation and other credits portfolio and R$957 million of stockholder´s equity. Net income for the year of 2010 was R$341 million.

As of December 31, 2010, Santander Seguros S.A. (Santander Seguros) reported total assets of R$23,035 million and stockholders' equity of R$2,399 million and technical reserve for insurance, pension plan and capitalization transactions of R$19,974. Net income for the year was R$384 million.

As of December 31, 2010, Santander CCVM reported total assets of R$815 million and stockholders' equity of R$340 million. Net income for the year of 2010 was R$58 million.

As of December 31, 2010, Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) reported total assets of R$297 million, stockholders' equity of R$213 million, and net income for the year of 2010 was R$85 million. The total amount under management reached R$108,272 million.

• Rating Agencies

Banco Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management. The table below presetns the risk ratings given by the three main global rating agencies:

Banco Santander		LongTerm		ShortTerm
	Support 2	Rating	Outlook	Rating	Outlook
Fitch Ratings	National Scale	AAA (BRA)	Stable	F1+ (BRA)	Stable
	Local Currency	BBB+	Positive	F2	Positive
	Foreign Currency	BBB	Positive	F2	Positive
Standard & Poor's	National Scale	brAAA	Stable	brA-1	Stable
	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable
Moody's	National Scale	Aaa.br	Stable	Br-1	Stable
	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa3	Stable	P-3	Stable

• Corporate Governance

The corporate governance model adopted by the Banco Santander is mainly characterized by the protection of shareholders’ rights, coupled with fair treatment and transparency. In addition to these two fundamental management pillars, Banco Santander has adopted the recommendations made by the Brazilian Corporate Governance Institute, which also include the principles of accountability and corporate responsibility.

Banco Santander’s corporate governance practices are constantly being improved. In this regard, the Regulations of the Appointments and Compensation Committee were approved in the fourth quarter of 2010. These lay down the general rules relating to the organization, functioning and structuring of the committee’s activities, updates to the Policy for the Disclosure of Material Acts or Facts and the Securities Trading Policy of Banco Santander, as well as amendments to the Regulations of the Audit committee, avaliable at the website www.santander.com.br\ir, with the objective of improving the text and compliance with new rules and requirements.

Banco Santander, as a result of good corporate governance practices, was selected in 2010 to join the Corporate Sustainability Index (ISE) of the Stock Exchange (BM&FBovespa). Here are only listed companies that stand out for taking best practices in economic and financial, social, environmental and corporate governance. Santander has also been selected to compose IBOVESPA and IBrX.

In January 2011 Banco Santander joined the new indicator of BM&F Bovespa - IGCT -Corporate Governance Index Trade. The index will analyze the daily performance of stocks issued by companies that voluntarily adopt corporate governance standards differentiated.

In this context of improvement of Corporate Governance practices, at the Board of Directors held on September 22, 2010, the Policy on Related Party Transactions, was approved which provides for the rules to be observed in the case of Transactions with Related Parties, to ensure transparency and interests of Banco Santander in operations, and avoid conflicts of interest.

According to the Level 2 Regulation of BM&FBovespa, Banco Santander is bound to the arbitration of the Market Arbitration Panel, as the arbitration clause in the bylaws. In www.santander.com.br/ri in the corporate governance section, you can find a complete description of the minimum requirements to be listed in the Corporate Governance Level 2 of the BM&F Bovespa.

Pursuant to CVM Instruction 480/2009, in the minutes of meeting held in February 02, 2011, the Board finds that discussed, reviewed and concurred with the views expressed in the opinion of the independent auditors and the financial statements for the year ended on December 31, 2010.

• Risk Management

1. Corporate Governance of the Risk Function

The high risk management committees framework of Banco Santander are set based on corporate risk standards which are structured by type of business and risk segment. The Executive Risk Committees have their level of approvals delegated by the Risk Committee of Banco Santander in Spain and have the following responsibilities:

  Integrate and adapt the risk functions in Banco Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.
  Approve risk level for Individuals and Corporate clients, Indicative Letters, Pre-classifications and limits/products for Treasury departments which may exceed Banco Santander´s Inferior Committees jurisdiction.
  Set references on general themes related to Market Risk, Country Risk, GBM, Corporate, and Credit/ Retail management programs.
  Know and decide over relevant risk matters.
  Know the recommendations periodically made by the regulators, as well as the observations from the Internal and Independent Audit.
  Supervise the assumed risk levels, for the regulations to be followed.
  Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Banco Santander.

  Approving the maximum performance milestones for credit portfolios.

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Banco Santander and the Chief Risk Officer of Santander in Spain.

Further details of the structure, methodologies and risk management control systems are provided by the report, available on the website www.santander.com.br.

2. Credit Risk

Banco Santander develops Credit Risk Management policies and strategies with the support of several departments, which are responsible for guaranteeing the adequacy of the operating systems and internal procedures applied into risk management. These systems and processes are applied in the identification, measurement, control and reduction of risk exposure on individual transactions or grouped by similarity.

The specialization of the risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by Banco Santander to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions.

Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

3. Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility. Practices are used in market risk management that include measuring and monitoring of the use of limits previously set by internal committees, the risk value of the portfolios, of the sensitivities to fluctuations in interest rates, foreign exchange exposure, the liquidity gaps, among others. This allows the monitoring of risks that may affect the positions of the bank portfolios in the various markets it serves.

Banco Santander operates according to global policies, within Banco Santander risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

  Functional independence;
  Executive capacity sustained by knowledge and proximity with the client;
  Global and far-reaching of the function (different types of risk);
  Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates;
  Management and improvement of the equation risk/return; and

  Advanced methodologies for risk management, such as Value at Risk –VaR (historical simulation of 520 days with a confidence level of 99% and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the local and global corporate definitions.

4. Operational Risks, Internal Controls and Sarbanes-Oxley Law

Banco Santander´s corporative areas, responsible for Technologic and Operational Risk Management and Internal Controls - SOX, are subordinate to different vice presidents, with structure, procedure, methodologies, tools and specific internal model guarantying through, managerial models, an adequate identification, capture, assessment, control, monitoring, mitigation and loss events reduction. In addition, management and prevention of operational, technological and business continuity plan risks, besides the improvement of the internal control model, in accordance with the requirements of CMN Resolutions 2,554/1998 and 3,380/2006, Circular Susep 249/2004 Circular Bacen 3,467/2009, CVM Instruction 480, New Basel Accord - BIS II, and Sarbanes-Oxley requirements. Banco Santander also complies with the guidelines set out by Banco Santander España, which are based on the COSO -Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to put and maintain Banco Santander among the financial institutions recognized as the entities with the best practices for the management of operational risks, contributing to continuously improve the reputation, soundness and reliability in the local and international markets.

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework of the management risk operational and technology and the internal control system, in order to ensure the fulfilment of defined objectives and goals, as well as the security and quality of the products and services provided.

In compliance with Bacen Circular 3,383/2008, the Board of Directors of Banco Santander opted for the Alternative Standardized Approach (ASA) to calculate the regulatory capital ratio required for operational risk.

To comply with 2009 Sarbanes-Oxley section 404 requirements, an environmental and internal control efficiency revision has been conducted and completed in February 2010, and no material issues were identified. For 2010, the certification process will be completed by February, 2011

• People

For Banco Santander to be the country’s best and most efficient bank, its employees must be a part of it and work together in building its growth.

With the goal of being the best company to work for in the country’s financial segment, Banco Santander continuously invests to ensure that the human factor is effectively involved in all that happens inside and outside the Bank.

Banco Santander believes that a satisfied individual is a satisfied professional and hence invests and encourages more than 54 thousand professionals through a wide range of programs, of which the following are notable in 2010:

  Process of Engagement: involves year-long surveys, development of plans for Banco Santander and for individual areas, and an Engagement Committee to monitor the progress.
  International Mobility Programs: global programs that stimulate interchange between countries as an important means of personal and professional development.

  Two categories of MBA: the International program, which prepares professionals for exams, and the Summer program, which aims to attract employees pursuing MBA abroad.
  Youth: “Caminhos e Escolhas” (Ways and Choices) portal was launched to provide an interactive and innovative relationship environment for understanding and experimenting activities that provide a better knowledge and understanding of the career options.
  Development: Banco Santander provides training and development programs for all professionals to make them capable of translating the Banco Santander Model and instill it in their daily functions.
  Career: actions that focus on aiding the manager and the employee in reflecting on development and feedback, besides providing assistance to activities and tools for career discussions.
  Quality of Life: a program involving actions related to health, social life, work relations and family coexistence, in addition to a complete Personal Support Program.
  Valuing of Diversity: Banco Santander encourages discussion and debate on the theme of diversity in order to promote quality relations among all populations, as well as inclusion and respectful development.

People management is aligned with a global model of development, exchange of knowledge and collaboration, whose differentials are the strategies for attracting, training and retaining talent. With policies and processes that stimulate human and professional development, Banco Santander is well prepared for the challenge of sustaining the growth of its business.

• Sustainable Development

The last quarter of 2010 ended with significant advances, showing that the issue of Sustainable Development has been addressed by the Conglomerate Santander in a strategic manner. Among highlights is Santander Microcrédito, which closed one of its best years, with the credit portfolio growing by 35% and the client base growing by 10%.

The Santander branches inaugurated in 2010 used sustainable construction techniques. The procedure is the standard for all our constructions, which is a first in the financial markets. Moreover, seven administrative buildings and the branch office at Fernando de Noronha in Pernambuco were recertified ISO 14001. In December, the Torre Santander in São Paulo received the LEED CS (Leadership in Energy and Environmental Design Core and Shell), gold level certification - our second building to obtain the certification. Honoring its commitment to engage an increasingly larger audience, the online actions of the Sustainability Practices Space received almost a million accesses in 2010, while onsite actions saw the participation of around 2,500 people (67% more than in 2009) and 920 organizations (up 7%).

In November, Santander Universidades handed out 100 Formula Santander Program scholarships, equivalent to 5,000 Euros, at an event in which Felipe Massa and D. Emilio Botín participated. This initiative promotes the interchange of people, cultures and knowledge, besides encouraging research and technology.

• Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 Units, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of Units in Brazil, and Units abroad, in the form of ADRs, representing ADSs.

The same meeting approved Banco Santander´s listing and the trading of Units, common shares and preferred shares in BM&FBovespa Level 2 Corporate Governance Practices.

The Global Offering was coordinated on a firm guarantee of settlement. Under CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering could be increased up to 6.85%, up to 35,955,648 Units, in the form of ADSs, to attend excess demand during the Offering (Supplemental Units).

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBovespa and Nyse since October 7, 2009.

Other characteristics and terms of the Global Offering are evidenced in the Global Public Offering Prospectus for the primary issuing of American Depositary Shares (Units), from October 6, 2009, available under www.santander.com.br, and at the CVM website, and also at SEC website, in the Form-F1.

On October 14, 2009, Bacen ratified Banco Santander capital increase related to the Global Offering and the partial exercise of the Supplemental Option on October 29, 2009.

The results of the Global Offering were disclosed as required by the closure of the Add published at Valor Econômico Newspaper of November 10, 2009.

• Corporate Restructuring

The following corporate restructuring were implemented, which represent steps in the process of consolidating the investments of Banco Santander in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

  Merger of the Real Corretora de Seguros S.A. (Real Corretora) by Santander S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros S.A. (Santander Corretora) on October 29, 2010, extinguishing the Real Corretora, with a version of net assets for Santander Corretora.
  Cancellation of Registration of Company Encouraged (Cancellation of Registration) before CVM, Agropecuária Tapirapé S.A. (Tapirapé). Banco Santander, as the controlling shareholder of Tapirapé, company receiving funds from tax incentives in the Fund's Regional Amazon - FINAM published Facts on September 1, 2010 to inform the minority shareholders of Tapirapé which was approved Extraordinary General Meeting held on 31 August 2010, the delisting by conducting a Public Offer of Shares, which was granted by CVM on October 29, 2010, as Office 1039 CVM/SEP/GEA-3 / 2010.

  Merger of Santander S.A. – Corretora de Câmbio e Títulos (Santander CCT) by Santander CCVM on March 31, 2010, which is being ratified by Bacen.
  Merger of Santander Brasil Arrendamento Mercantil S.A. by Santander Leasing, on November 30, 2009, which is being ratified by Bacen.
  Merger of ABN AMRO Arrendamento Mercantil S.A. by Santander Leasing, on September 30, 2009, ratified by Bacen on November 30, 2009.
  Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. by Santander Brasil Asset on November 30, 2009, which is being ratified by Bacen.
  Merger of ABN Amro Brasil Dois Participações S.A. and Real Seguros Vida e Previdência S.A. by Santander Seguros on September 30, 2009. The merger was approved by Susep on December 21, 2010.
  Partial spin-off of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A., with transfer of the net assets to Santander CCT as well the change in denomination to Santander CCVM on September 30, 2009, still being ratified by Bacen.
  Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários by Santander CCT on September 30, 2009, which is being ratified by Bacen.
  Merger of Real Capitalização S.A. by Santander Capitalização S.A., on September 30, 2009, ratified by Susep on January 15, 2010.

  Merger of Banco Comercial Investimentos em Participações S.A. (BCIS) and ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões) by Banco Santander on August 31, 2009, is being ratified by Bacen.
  Full spin-off of Santander Investimentos em Participações S.A. (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A. (Advisory) on August 31, 2009. This process is under ratification by Bacen.
  Merger of shares of Santander Seguros, BCIS and Santander Brasil Asset by Banco Santander on August 14, 2009, transformed into wholly-owned subsidiaries of Banco Santander (merging company and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471 The incorporations were ratified by Bacen on September 28, 2009.
  Merger of ABN AMRO Brasil Participações e Investimentos S.A. and AA Cartões, on May 29, 2009.
  Merger of Banco Real by Banco Santander on April 30, 2009, being ratified by Bacen.
  Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco Real on April 30, 2009, ratified by Bacen on August 13, 2009.
  Merger of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. and Credicenter Empreendimentos e Promoções Ltda. by AA Cartões, on January 30, 2009.
  Merger of all shares issued by Banco Real and AAB Dois Par to shareholders of Banco Santander, as a result of the Merger of Shares: (a) Banco Real and AAB Dois Par were converted into wholly owned subsidiaries of Banco Santander (b ) The share capital of Banco Santander was increased based on the economic value of the shares of Banco Real and AAB Dois Par of R$9,131,448 to R$47,152,201 and (c) were issued and delivered shares of Banco Santander to their shareholders Banco Real and AAB Dois Par. This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements. The incorporation of Shares was approved by the Bank on January 27, 2009.

• Other Information

It is part of Banco Santander´s policy to restrict the services provided by the independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that during the fiscal year of 2010, there hasn´t been any contract for non-audit services from Deloitte Touche Tohmatsu Auditores, which cumulatively represent more than five percent of the related overall consideration.

• Acknowledgements

The management of Banco Santander (Brazil) SA thanks to customers and shareholders for their trust and staff for their commitment and dedication that made possible the results obtained.

São Paulo, February 2, 2011

The Board of Directors
The Executive
(Adopted at the Meeting of the Board of  2/2/2011).

***

INDEPENDENT AUDITORS REPORT

To the Management and Shareholders of
Banco Santander (Brasil) S.A.
São Paulo, SP

We have examined the individual and consolidated financial statements of Banco Santander (Brasil) S.A. (Bank) and subsidiaries (Consolidated), consisting of the balance sheet as of December 31, 2010 and the related individual statements of income, changes in stockholders equity and cash flows for the six-month period and year then ended, as well as the consolidated statements of income and cash flows for the year then ended, and a summary of the significant accounting practices and other notes to the financial statements.

Management's responsibility for the financial statements

The Bank's management is responsible for the preparation and fair presentation of these financial statements in accordance with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil - BACEN and for the internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit, which was conducted in accordance with Brazilian and international standards on auditing. These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing selected procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial position of Banco Santander (Brasil) S.A. and subsidiaries as of December 31, 2010, and the results of their operations and their cash flows for the six-month period and year then ended, in conformity with Brazilian accounting practices applicable to the financial institutions authorized to operate by the Central Bank of Brazil.

Other issues

Statements of Value Added

We have also examined the statements of value added (Bank and consolidated) for the year ended December 31, 2010, whose presentation by publicly-held companies is required by Brazilian corporate law. These statements have been subjected to the same auditing procedures referred to above and, in our opinion, are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 2, 2011

DELOITTE TOUCHE TOHMATSU Auditores Independentes

Francisco Antonio Maldonado Sant Anna Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
BALANCE SHEETS ON DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

			Bank		Consolidated
	Note	2010	2009	2010	2009

Current Assets		195,243,147	175,814,921	220,866,161	193,314,256
Cash	4	4,375,077	5,597,548	4,376,128	5,623,834
Interbank Investments	5	31,655,506	39,072,317	20,354,570	28,898,066
Money Market Investments		13,229,837	21,334,716	13,229,837	21,334,716
Interbank Deposits		14,147,122	16,350,173	2,846,186	6,175,922
Foreign Currency Investments		4,278,547	1,387,428	4,278,547	1,387,428
Securities and Derivative Financial Instrument	6	26,158,635	30,522,711	45,209,301	45,673,813
Own Portfolio		13,563,844	22,008,486	14,806,542	21,680,595
Subject to Resale Commitments		9,642,805	3,103,284	6,603,414	1,883,207
Derivative Financial Instruments		1,808,719	2,479,049	1,792,388	2,473,322
Linked to Central Bank of Brazil		777,707	2,512,805	777,707	2,512,805
Linked to Guarantees		365,560	419,087	21,229,250	17,123,884
Interbank Accounts	7	38,998,435	8,648,010	41,432,531	8,648,016
Payments and Receipts Pending Settlement		8,395	15,529	8,395	15,529
Restricted Deposits:
Central Bank of Brazil		38,966,991	8,538,602	41,401,087	8,538,608
National Housing System		2,059	5,942	2,059	5,942
Interbank Onlending		-	66,464	-	66,464
Correspondents		20,990	21,473	20,990	21,473
Interbranch Accounts		1,751	2,135	1,773	6,133
Third-party Funds in Transit		1,751	2,135	1,751	2,208
Internal Transfers of Funds		-	-	22	3,925
Lending Operations	8	56,639,642	46,708,229	64,314,933	51,003,819
Public Sector		73,472	70,578	73,472	67,181
Private Sector		57,880,579	47,982,332	65,752,634	52,501,173
(Allowance for Loan Losses)	8.f	(1,314,409)	(1,344,681)	(1,511,173)	(1,564,535)
Leasing Operations	8	159,530	199,250	4,868,143	5,601,305
Public Sector		-	-	2,999	766
Private Sector		175,067	210,881	5,063,396	5,860,163
(Allowance for Doubtful Lease Receivables)	8.f	(15,537)	(11,631)	(198,252)	(259,624)
Other Receivables		36,905,962	44,699,780	39,334,982	47,042,604
Receivables for Guarantees Honored		1,264	2,030	1,264	2,030
Foreign Exchange Portfolio	9	20,055,172	30,292,620	20,055,172	30,292,620
Income Receivable		832,179	501,342	364,921	272,141
Trading Account	10	645,952	104,047	869,675	435,451
Tax Credits	11	4,925,931	5,084,675	5,925,408	5,597,886
Other	12	10,558,752	8,823,559	12,257,215	10,589,517
(Allowance for Losses on Other Receivables)	8.f	(113,288)	(108,493)	(138,673)	(147,041)
Other Assets		348,609	364,941	973,800	816,666
Other Assets	13	108,495	216,916	110,580	219,660
(Allowance for Valuation)	13	(98,811)	(122,614)	(100,734)	(124,776)
Prepaid Expenses		338,925	270,639	963,954	721,782

			Bank		Consolidated
	Note	2010	2009	2010	2009

Long-Term Assets		155,227,016	130,097,923	138,438,532	119,107,020
Interbank Investments	5	9,703,277	6,710,196	703,409	1,275,629
Interbank Deposits		9,373,447	6,365,510	373,579	930,943
Foreign Currency Investments		330,030	344,886	330,030	344,886
(Allowance for Losses)		(200)	(200)	(200)	(200)
Securities and Derivative Financial Instrument	6	70,025,053	56,900,061	44,687,644	34,016,945
Own Portfolio		7,195,826	18,461,801	7,101,955	10,116,000
Subject to Resale Commitments		48,079,904	17,344,683	20,749,823	711,461
Derivative Financial Instruments		3,208,409	2,721,838	3,205,211	2,715,550
Linked to Central Bank of Brazil		6,481,649	15,481,638	6,481,649	15,481,638
Privatization Certificates		1,943	1,550	1,943	1,550
Linked to Guarantees		5,057,322	2,888,551	7,147,063	4,990,746
Interbank Accounts	7	185,069	239,918	185,069	239,918
Restricted Deposits:
National Housing System		185,069	175,029	185,069	175,029
Interbank Onlending		-	64,889	-	64,889
Lending Operations	8	60,650,568	50,889,036	69,716,682	57,593,823
Public Sector		144,225	174,606	144,225	174,606
Private Sector		66,443,788	57,284,691	75,810,934	64,282,210
(Allowance for Loan Losses)	8.f	(5,937,445)	(6,570,261)	(6,238,477)	(6,862,993)
Leasing Operations	8	173,546	399,919	5,300,498	7,682,952
Public Sector		-	-	5,968	945
Private Sector		206,465	431,908	5,670,268	8,062,586
(Allowance for Doubtful Lease Receivables)	8.f	(32,919)	(31,989)	(375,738)	(380,579)
Other Receivables		14,461,069	14,874,566	17,713,704	18,126,487
Receivables for Guarantees Honored		8,854	16,874	8,854	16,874
Foreign Exchange Portfolio	9	134,569	895,101	134,569	895,101
Income Receivable		56,785	46,749	56,785	46,752
Tax Credits	11	6,404,427	6,130,518	8,021,982	8,220,917
Other	12	8,083,732	8,012,024	9,753,645	9,194,641
(Allowance for Losses on Other Receivables)	8.f	(227,298)	(226,700)	(262,131)	(247,798)
Other Assets		28,434	84,227	131,526	171,266
Temporary Investments		8,061	8,061	8,069	8,069
(Allowance for Losses)		(1,765)	(1,765)	(1,773)	(1,773)
Prepaid Expenses		22,138	77,931	125,230	164,970

Permanent Assets		45,901,696	46,390,939	27,907,462	29,902,465
Investments		19,068,672	17,712,472	85,660	88,973
Investments in Affiliates and Subsidiaries:	15	19,022,918	17,683,494	22,325	24,057
Domestic		18,931,334	17,587,736	22,325	24,057
Foreign		91,584	95,758	-	-
Other Investments		86,763	106,316	101,045	119,848
(Allowance for Losses)		(41,009)	(77,338)	(37,710)	(54,932)
Fixed Assets	16	4,406,494	3,605,974	4,430,886	3,657,656
Real Estate		2,140,716	1,471,945	2,144,951	1,476,189
Other		5,577,194	5,068,666	5,630,059	5,149,208
(Accumulated Depreciation)		(3,311,416)	(2,934,637)	(3,344,124)	(2,967,741)
Intangibles	17	22,426,530	25,072,493	23,390,916	26,155,836
Goodwill		26,810,539	26,619,000	27,930,750	27,739,919
Intangible Assets		5,562,684	4,383,216	5,695,109	4,498,341
(Accumulated Amortization)		(9,946,693)	(5,929,723)	(10,234,943)	(6,082,424)
Total Assets		396,371,859	352,303,783	387,212,155	342,323,741

			Bank		Consolidated
	Note	2010	2009	2010	2009

Current Liabilities		220,371,078	178,795,915	215,489,542	190,043,742
Deposits	18.a	100,474,701	82,415,068	73,554,666	74,717,943
Demand Deposits		16,107,511	14,968,013	15,826,628	14,787,247
Savings Deposits		30,303,463	25,216,924	30,303,463	25,216,924
Interbank Deposits		28,203,487	8,277,599	1,569,858	762,033
Time Deposits		25,427,580	33,401,967	25,422,057	33,401,174
Other Deposits		432,660	550,565	432,660	550,565
Money Market Funding	18.b	52,982,982	29,368,895	50,812,609	29,231,185
Own Portfolio		42,331,029	14,973,688	40,253,151	14,946,527
Third Parties		4,064,067	9,633,621	3,971,572	9,523,072
Linked to Trading Portfolio Operations		6,587,886	4,761,586	6,587,886	4,761,586
Funds from Acceptance and Issuance of Securities	18.c	8,612,856	8,243,008	8,873,124	8,396,950
Exchange Acceptances		-	-	259,160	101,921
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		8,387,450	7,014,825	8,388,558	7,066,846
Securities Issued Abroad		225,406	1,228,183	225,406	1,228,183
Interbank Accounts	7	9,253	41,105	9,253	41,105
Receipts and Payments Pending Settlement		2,180	1,755	2,180	1,755
Correspondents		7,073	39,350	7,073	39,350
Interbranch Accounts		2,373,409	1,915,633	2,373,409	1,915,633
Third-Party Funds in Transit		2,292,924	1,863,326	2,292,924	1,863,326
Internal Transfers of Funds		80,485	52,307	80,485	52,307
Borrowings	18.e	11,327,455	8,044,839	11,327,455	8,044,839
Local Borrowings - Other		290,665	240,113	290,665	240,113
Foreign Borrowings		11,036,790	7,804,726	11,036,790	7,804,726
Domestic Onlendings - Official Institutions	18.e	3,030,168	2,481,235	3,030,168	2,481,235
National Treasury		80,638	27,252	80,638	27,252
National Economic and Social Development Bank (BNDES)		928,818	705,108	928,818	705,108
Federal Savings and Loan Bank (CEF)		10,335	1,879	10,335	1,879
National Equipment Financing Authority (FINAME)		1,915,308	1,566,640	1,915,308	1,566,640
Other Institutions		95,069	180,356	95,069	180,356
Foreign Onlendings	18.e	259,104	722,887	259,104	722,887
Foreign Onlendings		259,104	722,887	259,104	722,887
Derivative Financial Instruments	6	1,228,835	1,724,817	1,223,987	1,717,678
Derivative Financial Instruments		1,228,835	1,724,817	1,223,987	1,717,678
Other Payables		40,072,315	43,838,428	64,025,767	62,774,287
Collected Taxes and Other		120,822	99,548	127,246	104,171
Foreign Exchange Portfolio	9	18,138,328	28,749,034	18,138,328	28,749,034
Social and Statutory		2,457,072	1,707,394	2,509,242	1,844,523
Tax and Social Security	19	6,100,124	1,877,219	7,987,482	2,864,753
Trading Account	10	247,484	119,602	467,014	422,713
Technical Provision for Insurance, Pension Plan
and Capitalization Operations		-	-	21,234,804	17,026,327
Subordinated Debts	20	-	2,104	-	2,104
Other	21	13,008,485	11,283,527	13,561,651	11,760,662

			Bank		Consolidated
	Note	2010	2009	2010	2009

Long-Term Liabilities		110,945,646	108,834,866	106,216,505	87,185,711
Deposits	18.a	52,044,649	64,509,271	43,924,458	38,755,122
Interbank Deposits		8,634,770	25,824,884	432,256	2,232
Time Deposits		43,409,879	38,684,387	43,492,202	38,752,890
Money Market Funding	18.b	15,131,866	5,552,576	14,965,121	5,380,872
Own Portfolio		15,131,866	5,552,576	14,965,121	5,380,872
Funds from Acceptance and Issuance of Securities	18.c	9,607,937	1,564,799	9,968,510	2,340,275
Exchange Acceptances		-	-	351,690	367,803
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes		6,770,877	201,820	6,779,760	609,493
Securities Issued Abroad		2,837,060	1,362,979	2,837,060	1,362,979
Borrowings	18.e	2,201,219	2,879,791	2,201,219	2,879,791
Local Borrowings - Other Institutions		-	259,782	-	259,782
Foreign Borrowings		2,201,219	2,620,009	2,201,219	2,620,009
Domestic Onlendings - Official Institutions	18.e	8,811,543	5,933,049	8,811,543	5,933,049
National Treasury		1,254	12,650	1,254	12,650
National Economic and Social Development Bank (BNDES)		5,301,000	3,192,981	5,301,000	3,192,981
Federal Savings and Loan Bank (CEF)		1,528	2,765	1,528	2,765
National Equipment Financing Authority (FINAME)		3,459,206	2,718,029	3,459,206	2,718,029
Other Institutions		48,555	6,624	48,555	6,624
Foreign Onlendings	18.e	812,754	1,141,202	812,754	1,141,202
Foreign Onlendings		812,754	1,141,202	812,754	1,141,202
Derivative Financial Instruments	6	3,522,498	2,687,097	3,522,498	2,686,924
Derivative Financial Instruments		3,522,498	2,687,097	3,522,498	2,686,924
Other Payables		18,813,180	24,567,081	22,010,402	28,068,476
Foreign Exchange Portfolio	9	86,417	767,690	86,417	767,690
Tax and Social Security	19	3,004,374	6,216,427	5,654,973	9,198,568
Trading Account	10	22	-	22	464
Technical Reserve for Insurance, Pension Plan
and Capitalization Transactions		-	-	296,856	269,280
Subordinated Debts	20	9,695,105	11,304,786	9,695,105	11,304,786
Other	21	6,027,262	6,278,178	6,277,029	6,527,688

Deferred Income		178,150	145,556	178,172	161,030
Deferred Income		178,150	145,556	178,172	161,030

Minority Interest		-	-	476,958	440,565

Stockholders' Equity	23	64,876,985	64,527,446	64,850,978	64,492,693
Capital:		62,828,201	62,806,071	62,828,201	62,803,941
Brazilian Residents		6,251,291	6,249,089	6,251,291	6,246,959
Foreign Residents		56,576,910	56,556,982	56,576,910	56,556,982
Capital Reserves		529,136	726,566	529,136	726,566
Profit Reserves		1,236,150	919,467	1,250,341	927,043
Adjustment to Fair Value		283,498	75,342	243,300	35,143
Total Liabilities and Stockholders' Equity		396,371,859	352,303,783	387,212,155	342,323,741

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF INCOME FOR THE PERIODS ENDED DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank		Consolidated
		Second Half
	Note	2010	2010	2009	2010	2009

Financial Income		18,981,662	39,698,085	26,991,296	41,685,270	33,607,299
Lending Operations		11,804,143	24,037,790	17,209,215	27,192,217	22,962,230
Leasing Operations		(4,184)	23,948	82,072	1,549,702	2,047,251
Securities Transactions	6.a	5,090,865	12,387,485	7,919,911	7,893,735	5,993,932
Derivatives Financial Instruments Transactions		459,335	471,787	1,597,876	449,750	2,414,113
Insurance, Pension Plan and Capitalization		-	-	-	1,696,159	772,754
Foreign Exchange Operations		435,546	1,012,116	(72,234)	1,012,116	(882,105)
Compulsory Investments		1,195,957	1,764,959	254,456	1,891,591	299,124

Financial Expenses		(11,297,865)	(25,715,946)	(17,073,513)	(24,393,317)	(19,501,591)
Funding Operations	18.d	(8,232,705)	(17,567,782)	(11,948,168)	(14,329,988)	(12,048,390)
Borrowings and Onlendings Operations		526,578	(498,607)	2,889,999	(498,607)	3,071,616
Technical Reserves for Insurance, Pension Plan
and Capitalization Adjustment and Interest		-	-	-	(1,307,636)	(606,949)
Allowance for Loan Losses	8.f	(3,591,738)	(7,649,557)	(8,015,344)	(8,257,086)	(9,917,868)

Gross Profit From Financial Operations		7,683,797	13,982,139	9,917,783	17,291,953	14,105,708

Other Operating (Expenses) Income		(4,994,069)	(9,370,522)	(11,223,706)	(11,348,281)	(14,479,684)
Income from Services Rendered	26	2,697,295	5,118,165	3,963,143	5,648,331	5,277,294
Income from Banking Fees	26	904,245	1,769,354	1,487,663	2,155,150	2,102,654
Net Income from Premiums, Pension Plan
and Capitalization		-	-	-	497,327	294,641
Personnel Expenses	27	(2,490,285)	(4,784,514)	(3,868,995)	(5,020,999)	(4,861,984)
Other Administrative Expenses	28	(4,944,566)	(9,739,410)	(8,843,249)	(10,178,609)	(10,200,396)
Tax Expenses	29	(1,143,355)	(2,084,281)	(1,808,005)	(2,394,297)	(2,457,177)
Investments in Affiliates and Subsidiaries	15	854,944	1,814,127	2,160,275	1,780	168,588
Other Operating Income	30	755,396	1,671,698	1,305,380	1,444,042	1,856,278
Other Operating Expenses	31	(1,627,743)	(3,135,661)	(5,619,918)	(3,501,006)	(6,659,582)

Operating Income		2,689,728	4,611,617	(1,305,923)	5,943,672	(373,976)

Nonoperating (Expenses) Income	32	114,424	400,899	3,786,049	392,567	4,127,139

Income Before Taxes on Income and Profit Sharing		2,804,152	5,012,516	2,480,126	6,336,239	3,753,163

Income Tax and Social Contribution	33	(371,262)	(82,652)	51,163	(1,253,481)	(1,039,386)
Provision for Income Tax		(179,899)	(207,113)	(691,679)	(942,621)	(2,154,539)
Provision for Social Contribution Tax		(177,323)	(177,323)	(532,148)	(628,947)	(1,047,904)
Deferred Tax Credits		(14,040)	301,784	1,274,990	318,087	2,163,057

Profit Sharing		(589,347)	(1,073,181)	(730,097)	(1,150,251)	(854,398)

Minority Interest		-	-	-	(69,209)	(53,480)

Net Income		1,843,543	3,856,683	1,801,192	3,863,298	1,805,899

Number of Shares (Thousands)	23.a	399,044,117	399,044,117	399,044,117
Net Income per Thousand Shares (R$)		4.62	9.66	4.51

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIODS ENDED DECEMBER 31
In thousands of Brazilian reais - R$, unless otherwise stated

					Profit Reserves		Adjustment to Fair Value
						Reserve for
			Capital	Capital	Legal	Dividend		Affiliates and	Retained	Treasury
	Note	Capital	Increase	Reserves	Reserve	Equalization	Position Own	Subsidiaries	Earnings	Shares	Total

Balances as of December 31, 2008		9,131,448	38,020,753	922,130	679,416	13,859	127,955	(101,676)	-	-	48,793,885
Capital Increase	23.a	53,674,623	(38,020,753)	(193,616)	-	-	-	-	-	-	15,460,254
Acquisition of Treasury Shares	23.d	-	-	-	-	-	-	-	-	(1,948)	(1,948)
Cancelation of Treasury Shares	23.d	-	-	(1,948)	-	-	-	-	-	1,948	-
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	-	(44,921)	93,984	-	-	49,063
Net Income		-	-	-	-	-	-	-	1,801,192	-	1,801,192
Allocations:
Legal Reserve		-	-	-	90,060	-	-	-	(90,060)	-	-
Dividends	23.b	-	-	-	-	(327,400)	-	-	(422,600)	-	(750,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(825,000)	-	(825,000)
Reserve of Dividend Equalization	23.c	-	-	-	-	463,532	-	-	(463,532)	-	-
Balances as of December 31, 2009		62,806,071	-	726,566	769,476	149,991	83,034	(7,692)	-	-	64,527,446

Adjustments on Previous Periods:
Effects of Change in Accounting Principle	23.e	-	-	(175,300)	-	-	-	-	-	-	(175,300)
Capital Increase	23.a	22,130	-	(22,130)	-	-	-	-	-	-	-
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	-	197,901	10,255	-	-	208,156
Net Income		-	-	-	-	-	-	-	3,856,683	-	3,856,683
Allocations:
Legal Reserve		-	-	-	192,834	-	-	-	(192,834)	-	-
Dividends	23.b	-	-	-	-	-	-	-	(1,780,000)	-	(1,780,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(1,760,000)	-	(1,760,000)
Reserve of Dividend Equalization	23.c	-	-	-	-	123,849	-	-	(123,849)	-	-
Balances as of December 31, 2010		62,828,201	-	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985

Balances as of June 30, 2010		62,828,201	-	704,436	870,133	762,474	195,619	(6,797)	-	-	65,354,066
Adjustments on Previous Periods:
Effects of Change in Accounting Principle	23.e	-	-	(175,300)	-	-	-	-	-	-	(175,300)
Adjustment to Fair Value - Securities
and Derivative Financial Instruments		-	-	-	-	-	85,316	9,360	-	-	94,676
Net Income		-	-	-	-	-	-	-	1,843,543	-	1,843,543
Allocations:
Legal Reserve		-	-	-	92,177	-	-	-	(92,177)	-	-
Dividends	23.b	-	-	-	-	-	-	-	(1,280,000)	-	(1,280,000)
Interest on Capital	23.b	-	-	-	-	-	-	-	(960,000)	-	(960,000)
Reserve of Dividend Equalization	23.c	-	-	-	-	(488,634)	-	-	488,634	-	-
Balances as of December 31, 2010		62,828,201	-	529,136	962,310	273,840	280,935	2,563	-	-	64,876,985

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF CASH FLOW FOR THE PERIODS ENDED DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

				Bank		Consolidated
		Second Half
	Note	2010	2010	2009	2010	2009
Cash Flow from Operating Activities
Net Income		1,843,543	3,856,683	1,801,192	3,863,298	1,805,899
Adjustment to Net Income		6,337,921	12,227,911	9,389,223	15,550,664	14,181,018
Allowance for Loan Losses	8.f	3,591,738	7,649,557	8,015,344	8,257,086	9,917,868
Provision for Contingent Liabilities		1,508,609	2,707,464	3,879,870	3,162,454	4,622,401
Deferred Tax Credits		83,725	(105,421)	(1,351,030)	181,329	(1,073,351)
Equity in Affiliates and Subsidiaries	15	(854,944)	(1,814,127)	(2,160,275)	(1,780)	(168,588)
Depreciation and Amortization	28	2,139,957	4,203,274	3,814,828	4,351,136	4,002,472
Recognition (Reversal) Allowance for Losses on Other Assets		(13,319)	(23,620)	(62,437)	(23,854)	(52,953)
Result on Sale of Other Assets	32	1,591	(176,005)	24,407	(176,506)	24,773
Result on Impairment of Assets	31 & 32	(9,323)	(3,213)	848,601	(3,837)	848,599
Result on Sale of Investments	32	(105,823)	(177,804)	(3,596,175)	(178,165)	(3,944,247)
Other		(4,290)	(32,194)	(23,910)	(17,199)	4,044
Changes on Assets and Liabilities		(1,413,379)	(19,562,991)	(46,824,524)	(22,173,237)	(41,820,326)
Decrease (Increase) in Interbank Investments		(988,934)	(3,362,532)	(51,735)	1,488,220	(2,380,925)
Decrease (Increase) in Securities and Derivative Financial Instruments		4,500,536	(8,039,564)	(20,665,913)	(9,464,242)	(19,325,718)
Decrease (Increase) in Lending and Leasing Operations		(15,052,479)	(27,096,677)	(6,941,992)	(30,595,666)	(9,687,941)
Decrease (Increase) in Deposits on Central Bank of Brazil		(14,234,206)	(30,428,389)	(1,376,036)	(32,862,479)	(1,588,979)
Decrease (Increase) in Other Receivables		12,172,537	8,227,841	17,996,623	8,173,436	15,762,684
Decrease (Increase) in Other Assets		(23,316)	(1,520)	6,614	(191,609)	370,712
Net Change on Other Interbank and Interbranch Accounts		670,291	559,122	378,505	563,005	(220,850)
Increase (Decrease) in Deposits		16,516,447	5,595,011	(9,436,259)	4,006,056	(10,405,058)
Increase (Decrease) in Money Market Funding		(2,441,272)	33,193,377	(3,936,748)	31,165,672	3,679,754
Increase (Decrease) in Funds from Acceptance and Issuance of Securities		7,630,717	8,412,986	(214,019)	8,104,409	178,510
Increase (Decrease) in Borrowings and Onlendings		2,482,223	5,239,241	(3,458,487)	5,243,316	(4,327,187)
Increase (Decrease) in Other Liabilities		(12,645,487)	(11,894,481)	(19,129,879)	(12,083,490)	(16,570,472)
Increase (Decrease) in Technical Provision for Insurance,
Pension Plan and Capitalization Operations		-	-	-	4,262,993	2,696,383
Increase (Decrease) in Change in Deferred Income		(436)	32,594	4,802	17,142	(1,239)
Net Cash Provided by (Used in) Operating Activities		6,768,085	(3,478,397)	(35,634,109)	(2,759,275)	(25,833,409)
Investing Activities
Acquisition of Investment		(59,904)	(63,562)	(193,467)	(56,301)	(96,239)
Acquisition of Fixed Assets		(788,705)	(1,318,357)	(1,454,235)	(1,344,105)	(1,536,301)
Acquisition of Intangible Assets		(713,752)	(1,051,152)	(1,913,887)	(1,077,934)	(1,951,450)
Net Cash Received on Sale/Reduction of Investments		245,761	312,185	18,275,398	312,405	5,618,407
Proceeds from Assets not in Use		25,095	324,240	207,694	325,933	224,430
Proceeds from Property for Own Use		3,613	13,627	961,753	25,464	966,834
Dividends and Interest on Capital Received		110,997	494,764	749,896	20,903	15,286
Net Cash Provided by (Used in) Investing Activities		(1,176,895)	(1,288,255)	16,633,152	(1,793,635)	3,240,967
Financing Activities
Capital Increase	23.a	-	-	12,988,842	-	12,988,842
Acquisition of Treasury Shares	23.d	-	-	(1,948)	-	(1,948)
Increase (Decrease) in Subordinated Debts		(388,176)	(1,611,785)	2,007,154	(1,611,785)	2,118,448
Dividends and Interest on Capital Paid		(1,169,818)	(2,630,294)	(1,371,060)	(2,746,900)	(1,546,535)
Increase (Decrease) on Minority Interest		-	-	-	36,393	40,155
Net Cash Provided by (Used in) Financing Activities		(1,557,994)	(4,242,079)	13,622,988	(4,322,292)	13,598,962
Net Increase (Decrease) in Cash and Cash Equivalents		4,033,196	(9,008,731)	(5,377,969)	(8,875,202)	(8,993,480)
Cash and Cash Equivalents at the Beginning of Period	4	5,466,217	18,508,144	23,886,113	18,384,166	27,377,646
Cash and Cash Equivalents at the End of Period	4	9,499,413	9,499,413	18,508,144	9,508,964	18,384,166

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
STATEMENTS OF VALUE ADDED PERIODS ENDED DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

					Bank				Consolidated
	Note	2010		2009		2010		2009

Financial Income		39,698,085		26,991,296		41,685,270		33,607,299

Income from Services Rendered, Banking Fees and Net Income from
Premiums, Pension Plan and Capitalization		6,887,519		5,450,806		8,300,808		7,674,589

Allowance for Loans Losses	8.f	(7,649,557)		(8,015,344)		(8,257,086)		(9,917,868)

Other Income and Expenses		(1,066,277)		320,112		(1,668,234)		172,434

Financial Expenses		(18,066,389)		(9,058,169)		(16,136,231)		(9,583,723)

Third-party Input		(5,076,587)		(5,493,691)		(5,358,797)		(6,581,403)
Materials, Energy and Others		(241,531)		(194,960)		(245,174)		(229,761)
Third-Party Services	28	(1,655,221)		(1,460,144)		(1,802,120)		(1,835,097)
Impairment of Assets		3,213		(848,601)		3,837		(848,599)
Other		(3,183,048)		(2,989,986)		(3,315,340)		(3,667,946)

Gross Added Value		14,726,794		10,195,010		18,565,730		15,371,328

Retention
Depreciation and Amortization	28	(4,203,274)		(3,814,828)		(4,351,136)		(4,002,472)

Added Value Produced		10,523,520		6,380,182		14,214,594		11,368,856

Added Value Received from Transfer
Investments in Affiliates and Subsidiaries	15	1,814,127		2,160,275		1,780		168,588
Added Value to Distribute		12,337,647		8,540,457		14,216,374		11,537,444

Added Value Distribution
Employee		5,139,540	41.6%	4,002,902	46.8%	5,418,583	38.1%	4,969,087	43.1%
Compensation	27	2,714,527		2,199,068		2,851,233		2,775,388
Benefits	27	846,453		642,742		890,708		801,722
Government Severance Indemnity Funds for Employees - FGTS		271,120		228,185		286,730		300,587
Other		1,307,440		932,907		1,389,912		1,091,390

Taxes		2,885,088	23.4%	2,353,032	27.6%	4,400,445	31.0%	4,243,858	36.8%
Federal		2,526,180		2,059,754		3,984,920		3,855,457
State		582		404		658		502
Municipal		358,326		292,874		414,867		387,899

Compensation of Third-Party Capital - Rental	28	456,336	3.7%	383,331	4.5%	464,839	3.3%	465,120	4.0%

Remuneration of Interest on Capital		3,856,683	31.3%	1,801,192	21.1%	3,932,507	27.6%	1,859,379	16.1%
Dividends	23.b	1,780,000		750,000		1,780,000		750,000
Interest on Capital	23.b	1,760,000		825,000		1,760,000		825,000
Profit Reinvestment		316,683		226,192		323,298		230,899
Participation Results of Minority of Shareholders		-		-		69,209		53,480

Total		12,337,647	100.0%	8,540,457	100.0%	14,216,374	100.0%	11,537,444	100.0%

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BANCO SANTANDER (BRASIL) S.A. AND SUBSIDIARY COMPANIES
NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31
In thousands of Brazilian Reais - R$, unless otherwise stated

1. Operations

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain or Santander Group), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP, and operates as a multiple service bank, conducting operations such as commercial, foreign exchange, investment, credit and financing, mortgage loan, leasing portfolios, credit cards and through controlled companies, insurance, pension plan, capitalization, leasing, asset management, buying club management and securities and insurance brokerage operations. Transactions are conducted within the context of a group of financial institutions that operate on an integrated basis in the financial and capital markets.

2. Presentation of Financial Statements

The financial statements of Banco Santander, which include its foreign branches (Bank) and the consolidated financial statements of the Banco Santander and its subsidiaries (Consolidated) indicated in note 15 have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen, the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (Susep) when applicable.

During the preparation of the consolidated financial statements, equity in subsidiaries, significant balances arising from transactions among domestic branches, foreign branches and subsidiaries, and unrealized profits between these entities have been eliminated. Minority interest is recorded in a separate caption in stockholders’ equity and in the statements of income. The balances stated in the jointly-owned subsidiaries’ balance sheets and statements of income were consolidated in proportion to the interest in the subsidiary.

The information of the leasing transactions has been reclassified, in order to reflect its financial position in the consolidated financial statements in conformity with the financial method of accounting for leasing operations.

The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates concerning the likelihood of future events, actual amounts could differ from those estimates.

The consolidated financial statements based on international accounting standards issued by the International Accounting Standards Board (IASB) for the year ended December 31, 2010 will be disclosed, in the legal deadline, at the website www.santander.com.br\ri.

3. Significant Accounting Practices

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located in the lines of the statement of income, according to the assets and liabilities which resulted it.

c) Current and Long-Term Assets and Liabilities

When applicable, allowances for valuation are recorded to reflect market or realizable values are explained by the realizable or settlement amounts, respectively, and include income, charges and monetary or exchange variations earned or incurred through the balance sheet date, determined on a daily pro rata basis. The allowance for loan losses is based on analyses of outstanding lending operations (past-due and current), past experience, future expectations, and specific portfolio risks, as well as on the risk assessment policy of the Bank’s management for recognition of allowances, including requirements of the CMN and Bacen.

Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3,068/2001.

d) Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents correspond to the balances of cash and interbank investments with immediate convertibility in to cash or with original maturity of more than ninety days.

e) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:

I - Trading securities.

II - Available-for-sale securities.

III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “trading securities”, net of tax effects; and

(2) Separate caption in stockholders’ equity, when related to securities classified as “available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “held-to-maturity securities” are stated at purchase price, increased by the earnings until the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of the "available-for-sale" and "held-to-maturity securities" are recognized in the statement of income.

f) Derivatives Financial Instruments

Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or those which do not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included into the period income.

Derivatives designated as hedge may be classified as:

I - Market risk hedge; and

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and
(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

Some hybrid financial instruments contain both a derivative and a non-derivative component. In such cases, the derivative component is termed an embedded derivative. The embedded derivatives are recorded separately from the contract they are bound with.

g) Prepaid Expenses

Funds used in advance payments, whose benefits or provision of services will occur in future years, are recorded as “prepaid expenses” and allocated to income over the term of the respective agreements.

h) Permanent Assets

Stated at acquisition cost and include:

h.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries, for those which investor has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

h.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, security systems and communication - 10%, data processing systems and vehicles - 20%, and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

h.3) Intangible Assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings, when applicable.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

i) Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

i.1) Insurance and Pension Plan

I – Unearned Premium Reserve (PPNG)

The PPNG is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

II – Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE)

The PPNG-RVNE is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the PIP for when the PPNG is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The PRNE is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

V - Contribution Deficiency Reserve (PIC)

The PIC is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition of the provision consider for the survival of female and male participants the table adheres to the reality of the participants of the insurer.

VI - Administrative Expenses Reserve (PDA)

The PDA is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The PCP is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

The PMBaC are recognized based on contributions made under the capitalization financial system. The PMBC represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX – Claims Payable Reserve (PSL)

The PSL is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR)

The IBNR reserve is recognized based on NTA or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and Susep Circular Letter 288/2005 for Pension Plan. The Insurance Personal Injury caused by Motor Vehicles (Dpvat) reserve, included in the balance of the IBNR is recognized based on information provided by the management of the Seguradora Líder S.A

XI - Reserve for Future Policy Benefits (PBaR)

The PBaR is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XlI - Reserve for Oscillation Risk (POR)

The POR is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the NTA.

XIII - Financial Surplus Reserve (PEF)

The PEF surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve (POF)

The POF is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders, the returns of contributions, or premiums, or the portability requested which, for any reason, have not yet been transferred.

i.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its NTA for each product and the general conditions, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

j) Pension Plan

Actuarial liabilities relating to employee benefit plans to supplement retirement and medical care, are recorded based on an actuarial study, conducted annually by external advisory body at the end of each year to be effective for the subsequent period.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

Until December 31, 2009, actuarial liabilities have been assessed according to criteria established in the form of CVM 371/2000, which was succeeded by CVM 600/2009 having effect for the years ended as of December 2010.

The CVM 600/2009 adopted CPC 33, which deals with employee benefits and reducing the asymmetries with the International Accounting Standards - IAS 19. Thus, the effects of this change in accounting standards were recognized directly in stockholders' equity - capital reserves in line "Effects of Change in Accounting Principle" on its date of transition (first time adoption) as defined in paragraph 11 of CVM Instruction 647.

k) Contingent Assets and Liabilities and Legal Obligations

k.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

k.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

k.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

l) Deferred Income

Refers to income received before the completion of the term of the obligation that gave rise to it, including non-refundable income, mainly related to guarantees and collaterals provided and credit card annual fees. Deferred income is recorded in income over the term of the respective agreements.

m) Income Tax (IRPJ) and Social Contribution on Net Income (CSLL)

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the tax credits, as shown in note 11.b, is based on the projection of future income and a technical study.

n) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently basis if conditions or circumstances indicate the possibility of impairment.

4. Cash and Cash Equivalents

		Bank		Consolidated
	2010	2009	2010	2009
Cash	4,375,077	5,597,548	4,376,128	5,623,834
Interbank Investments	5,124,336	12,910,596	5,132,836	12,760,332
Money Market Investments	767,162	11,257,097	767,162	11,257,066
Interbank Deposits	78,842	266,347	87,342	116,114
Foreign Currency Investments	4,278,332	1,387,152	4,278,332	1,387,152
Total	9,499,413	18,508,144	9,508,964	18,384,166

5. Interbank Investments

					Bank
				2010	2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	8,733,874	4,495,963	-	13,229,837	21,334,716
Own Portfolio	2,258,843	440,188	-	2,699,031	7,114,316
Treasury Bills - LFT	42,068	-	-	42,068	2,238,363
National Treasury Bills - LTN	491,559	194,484	-	686,043	923,765
National Treasury Notes - NTN	1,725,216	245,704	-	1,970,920	3,890,870
Securities Issued Abroad by The Brazilian Government	-	-	-	-	61,318
Third-party Portfolio	1,570,904	2,559,533	-	4,130,437	9,619,580
Treasury Bills - LFT	-	-	-	-	2,272,809
National Treasury Bills - LTN	352,737	100,652	-	453,389	1,115,880
National Treasury Notes - NTN	1,218,167	2,458,881	-	3,677,048	6,230,891
Sold Position	4,904,127	1,496,242	-	6,400,369	4,600,820
National Treasury Bills - LTN	135,017	79,237	-	214,254	-
National Treasury Notes - NTN	4,769,110	1,417,005	-	6,186,115	4,600,820
Interbank Deposits	4,112,038	10,035,084	9,373,447	23,520,569	22,715,683
Foreign Currency Investments	4,278,332	215	330,030	4,608,577	1,732,314
Allowance for Losses	-	-	(200)	(200)	(200)
Total	17,124,244	14,531,262	9,703,277	41,358,783	45,782,513
Current				31,655,506	39,072,317
Long-term				9,703,277	6,710,196

	Consolidated
	2010				2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Money Market Investments	8,733,874	4,495,963	-	13,229,837	21,334,716
Own Portfolio	2,258,843	440,188	-	2,699,031	7,114,316
Treasury Bills - LFT	42,068	-	-	42,068	2,238,363
National Treasury Bills - LTN	491,559	194,484	-	686,043	923,765
National Treasury Notes - NTN	1,725,216	245,704	-	1,970,920	3,890,870
Securities Issued Abroad by The Brazilian Government	-	-	-	-	61,318
Third-party Portfolio	1,570,904	2,559,533	-	4,130,437	9,619,580
Treasury Bills - LFT	-	-	-	-	2,272,809
National Treasury Bills - LTN	352,737	100,652	-	453,389	1,115,880
National Treasury Notes - NTN	1,218,167	2,458,881	-	3,677,048	6,230,891
Sold Position	4,904,127	1,496,242	-	6,400,369	4,600,820
National Treasury Bills - LTN	135,017	79,237	-	214,254	-
National Treasury Notes - NTN	4,769,110	1,417,005	-	6,186,115	4,600,820
Interbank Deposits	811,254	2,034,932	373,579	3,219,765	7,106,865
Foreign Currency Investments	4,278,332	215	330,030	4,608,577	1,732,314
Allowance for Losses	-	-	(200)	(200)	(200)
Total	13,823,460	6,531,110	703,409	21,057,979	30,173,695
Current				20,354,570	28,898,066
Long-term				703,409	1,275,629

6. Securities and Derivatives Financial Instruments

a) Securities

I) By Category

	Bank
	2010				2009
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	19,036,740	27,551	-	19,064,291	14,249,173
Government Securities	15,962,508	26,661	-	15,989,169	11,686,692
Private Securities	3,074,232	890	-	3,075,122	2,562,481
Available-for-sale Securities	70,790,201	-	390,843	71,181,044	67,133,917
Government Securities	35,434,217	-	348,887	35,783,104	38,032,291
Private Securities	35,355,984	-	41,956	35,397,940	29,101,626
Held-to-maturity Securities	921,225	-	-	921,225	838,795
Government Securities	921,225	-	-	921,225	838,795
Total Securities	90,748,166	27,551	390,843	91,166,560	82,221,885
Derivatives (Assets)	4,256,701	760,427	-	5,017,128	5,200,887
Total Securities and Derivatives	95,004,867	787,978	390,843	96,183,688	87,422,772
Current				26,158,635	30,522,711
Long-term				70,025,053	56,900,061
Derivatives (Liabilities)	(4,137,391)	(613,942)	-	(4,751,333)	(4,411,914)
Current				(1,228,835)	(1,724,817)
Long-term				(3,522,498)	(2,687,097)

	Consolidated
	2010				2009
		Effect of Adjustment to Fair Value on:		Carrying	Carrying
	Cost	Income	Equity	Amount	Amount
Trading Securities	37,670,265	27,547	-	37,697,812	29,358,150
Government Securities	16,350,485	26,657	-	16,377,142	12,430,138
Private Securities	3,894,204	890	-	3,895,094	2,744,365
Equity Fund Shares - Guarantors of Benefit Plans - PGBL/VGBL	17,425,576	-	-	17,425,576	14,183,647
Available-for-sale Securities	44,966,601	-	406,384	45,372,985	43,474,016
Government Securities	37,142,319	-	364,428	37,506,747	39,456,528
Private Securities	7,824,282	-	41,956	7,866,238	4,017,488
Held-to-maturity Securities	1,828,549	-	-	1,828,549	1,669,720
Government Securities	1,828,549	-	-	1,828,549	1,669,720
Total Securities	84,465,415	27,547	406,384	84,899,346	74,501,886
Derivatives (Assets)	4,239,181	758,418	-	4,997,599	5,188,872
Total Securities and Derivatives	88,704,596	785,965	406,384	89,896,945	79,690,758
Current				45,209,301	45,673,813
Long-term				44,687,644	34,016,945
Derivatives (Liabilities)	(4,132,566)	(613,919)	-	(4,746,485)	(4,404,602)
Current				(1,223,987)	(1,717,678)
Long-term				(3,522,498)	(2,686,924)

II) Trading Securities

	Bank
	2010			2009
		Adjustment	Carrying	Carrying
Trading Securities	Cost	to fair value - income	Amount	Amount
Government Securities	15,962,508	26,661	15,989,169	11,686,692
Treasury Certificates - CFT	64,630	150	64,780	65,883
National Treasury Bills - LTN	5,431,836	758	5,432,594	4,349,803
Treasury Bills - LFT	529,404	35	529,439	604,623
National Treasury Notes - NTN B	5,853,480	14,899	5,868,379	4,787,717
National Treasury Notes - NTN C	817,205	20,068	837,273	170,096
National Treasury Notes - NTN F	3,090,001	(7,358)	3,082,643	1,397,979
Agricultural Debt Securities - TDA	85,228	557	85,785	255,659
Brazilian Foreign Debt Notes	89,268	(2,458)	86,810	54,932
Debentures (1)	1,456	10	1,466	-
Private Securities	3,074,232	890	3,075,122	2,562,481
Shares	499,372	7,450	506,822	218,126
Receivables Investment Fund - FIDC (2)	42,780	-	42,780	106,746
Investment Fund Shares in Participation - FIP	393,118	-	393,118	310,488
Investment Fund Shares	3,924	-	3,924	3,992
Debentures	2,100,970	1,334	2,102,304	1,923,129
Certificates of Real Estate Receivables - CRI	34,068	(7,894)	26,174	-
Total	19,036,740	27,551	19,064,291	14,249,173

	Bank
	2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	5,173,902	1,894,896	4,818,084	4,102,287	15,989,169
Treasury Certificates - CFT	-	-	-	64,780	-	64,780
National Treasury Bills - LTN	-	4,363,910	804,131	264,553	-	5,432,594
Treasury Bills - LFT	-	-	45,433	290,775	193,231	529,439
National Treasury Notes - NTN B	-	16,825	969,622	2,759,366	2,122,566	5,868,379
National Treasury Notes - NTN C	-	550,871	587	-	285,815	837,273
National Treasury Notes - NTN F	-	226,986	-	1,437,990	1,417,667	3,082,643
Agricultural Debt Securities - TDA	-	11,104	73,692	620	369	85,785
Brazilian Foreign Debt Notes	-	4,171	-	-	82,639	86,810
Debentures (1)	-	35	1,431	-	-	1,466
Private Securities	903,864	11,517	76,354	12,637	2,070,750	3,075,122
Shares	506,822	-	-	-	-	506,822
Receivables Investment Fund - FIDC (2)	-	10,818	-	-	31,962	42,780
Investment Fund Shares in Participation - FIP	393,118	-	-	-	-	393,118
Investment Fund Shares	3,924	-	-	-	-	3,924
Debentures	-	699	50,180	12,637	2,038,788	2,102,304
Certificates of Real Estate Receivables - CRI	-	-	26,174	-	-	26,174
Total	903,864	5,185,419	1,971,250	4,830,721	6,173,037	19,064,291

	Consolidated
	2010			2009
		Adjustment	Carrying	Carrying
Trading Securities	Cost	to fair value - income	amount	amount
Government Securities	16,350,485	26,657	16,377,142	12,430,138
Treasury Certificates - CFT	64,630	150	64,780	65,883
National Treasury Bills - LTN	5,431,836	758	5,432,594	4,349,801
Treasury Bills - LFT	906,429	31	906,460	1,244,122
National Treasury Notes - NTN B	5,864,432	14,899	5,879,331	4,861,849
National Treasury Notes - NTN C	817,205	20,068	837,273	191,875
National Treasury Notes - NTN F	3,090,001	(7,358)	3,082,643	1,406,017
Agricultural Debt Securities - TDA	85,228	557	85,785	255,659
Brazilian Foreign Debt Notes	89,268	(2,458)	86,810	54,932
Debentures (1)	1,456	10	1,466	-
Private Securities	3,894,204	890	3,895,094	2,744,365
Shares	499,372	7,450	506,822	218,143
Receivables Investment Fund - FIDC (2)	42,780	-	42,780	106,746
Investment Fund Shares in Participation - FIP	393,118	-	393,118	310,488
Investment Fund Shares	2,802,562	-	2,802,562	1,966,257
Debentures	73,340	1,334	74,674	75,571
Certificates of Real Estate Receivables - CRI	34,068	(7,894)	26,174	-
Bank Certificates of Deposits - CDB	48,964	-	48,964	67,160
Equity Fund Shares - Guarantors of
Benefit Plans - PGBL/VGBL	17,425,576	-	17,425,576	14,183,647
Total	37,670,265	27,547	37,697,812	29,358,150

	Consolidated
	2010
Trading Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	5,231,852	1,964,820	4,899,309	4,281,161	16,377,142
Treasury Certificates - CFT	-	-	-	64,780	-	64,780
National Treasury Bills - LTN	-	4,363,910	804,131	264,553	-	5,432,594
Treasury Bills - LFT	-	57,755	115,326	372,000	361,379	906,460
National Treasury Notes - NTN B	-	17,020	969,653	2,759,366	2,133,292	5,879,331
National Treasury Notes - NTN C	-	550,871	587	-	285,815	837,273
National Treasury Notes - NTN F	-	226,986	-	1,437,990	1,417,667	3,082,643
Agricultural Debt Securities - TDA	-	11,104	73,692	620	369	85,785
Brazilian Foreign Debt Notes	-	4,171	-	-	82,639	86,810
Debentures (1)	-	35	1,431	-	-	1,466
Private Securities	3,702,502	24,768	116,538	12,637	38,649	3,895,094
Shares	506,822	-	-	-	-	506,822
Receivables Investment Fund - FIDC (2)	-	10,818	-	-	31,962	42,780
Investment Fund Shares in Participation - FIP	393,118	-	-	-	-	393,118
Investment Fund Shares	2,802,562	-	-	-	-	2,802,562
Debentures	-	5,170	50,180	12,637	6,687	74,674
Certificates of Real Estate Receivables - CRI	-	-	26,174	-	-	26,174
Bank Certificates of Deposits - CDB	-	8,780	40,184	-	-	48,964
Equity Fund Shares - Guarantors of
Benefit Plans - PGBL/VGBL	17,425,576	-	-	-	-	17,425,576
Total	21,128,078	5,256,620	2,081,358	4,911,946	4,319,810	37,697,812

III) Available-for-Sale Securities

	Bank
	2010			2009
		Adjustment	Carrying	Carrying
Available-for-Sale Securities	Cost	to Fair Value - Equity	Amount	Amount
Government Securities	35,434,217	348,887	35,783,104	38,032,291
Treasury Certificates - CFT	95,293	4,570	99,863	101,465
Securitized Credit	1,267	676	1,943	1,550
National Treasury Bills - LTN	6,625,455	10,159	6,635,614	9,604,259
Treasury Bills - LFT	2,700,761	(142)	2,700,619	2,473,033
National Treasury Notes - NTN A	109,059	6,431	115,490	109,768
National Treasury Notes - NTN B	473,582	6,827	480,409	1,942,738
National Treasury Notes - NTN C	610,406	370,524	980,930	822,779
National Treasury Notes - NTN F	23,948,967	(57,093)	23,891,874	22,336,058
National Treasury Notes - NTN P	110	(8)	102	91
Agricultural Debt Securities - TDA	-	-	-	47
Brazilian Foreign Debt Notes	-	-	-	274,251
Foreign Government Securities	379,341	-	379,341	366,252
Debentures (1)	282,592	7,030	289,622	-
Promissory Notes - NP (1)	207,384	(87)	207,297	-
Private Securities	35,355,984	41,956	35,397,940	29,101,626
Shares	859,815	30,062	889,877	777,477
Receivables Investment Fund - FIDC (2)	1,452,770	-	1,452,770	-
Investment Fund Shares in Participation - FIP	11,589	-	11,589	-
Debentures	30,765,219	38,238	30,803,457	26,003,727
Eurobonds	165,359	(1,073)	164,286	160,584
Promissory Notes - NP	683,013	(1,558)	681,455	1,284,261
Real Estate Credit Notes - CCI	23,956	1,720	25,676	24,543
Agribusiness Receivables Certificates - CDCA	5,364	(681)	4,683	6,683
Certificates of Real Estate Receivables - CRI	1,388,899	(24,752)	1,364,147	844,351
Total	70,790,201	390,843	71,181,044	67,133,917

	Bank
	2010
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,372,442	696,155	29,379,999	4,334,508	35,783,104
Treasury Certificates - CFT	-	-	-	99,460	403	99,863
Securitized Credit	-	-	-	-	1,943	1,943
National Treasury Bills - LTN	-	-	-	6,635,614	-	6,635,614
Treasury Bills - LFT	-	1,168	-	2,384,604	314,847	2,700,619
National Treasury Notes - NTN A	-	-	875	-	114,615	115,490
National Treasury Notes - NTN B	-	-	26,332	-	454,077	480,409
National Treasury Notes - NTN C	-	12,744	-	-	968,186	980,930
National Treasury Notes - NTN F	-	1,151,218	-	20,260,219	2,480,437	23,891,874
National Treasury Notes - NTN P	-	-	-	102	-	102
Foreign Government Securities	-	-	379,341	-	-	379,341
Debentures (1)	-	15	289,607	-	-	289,622
Promissory Notes - NP (1)	-	207,297	-	-	-	207,297
Private Securities	2,354,236	245,509	594,306	1,258,943	30,944,946	35,397,940
Shares	889,877	-	-	-	-	889,877
Receivables Investment Fund - FIDC (2)	1,452,770	-	-	-	-	1,452,770
Investment Fund Shares in Participation - FIP	11,589	-	-	-	-	11,589
Debentures	-	15,237	129,302	981,965	29,676,953	30,803,457
Eurobonds	-	263	2	164,021	-	164,286
Promissory Notes - NP	-	160,230	417,831	103,394	-	681,455
Real Estate Credit Notes - CCI	-	3,849	-	4,880	16,947	25,676
Agribusiness Receivables Certificates - CDCA	-	-	-	4,683	-	4,683
Certificates of Real Estate Receivables - CRI	-	65,930	47,171	-	1,251,046	1,364,147
Total	2,354,236	1,617,951	1,290,461	30,638,942	35,279,454	71,181,044

	Consolidated
	2010			2009
		Adjustment	Carrying	Carrying
Available-for-Sale Securities	Cost	to Fair Value - Equity	Amount	Amount
Government Securities	37,142,319	364,428	37,506,747	39,456,528
Treasury Certificates - CFT	95,293	4,570	99,863	101,465
Securitized Credit	1,267	676	1,943	1,550
National Treasury Bills - LTN	6,901,270	10,093	6,911,363	9,844,263
Treasury Bills - LFT	2,819,021	346	2,819,367	2,619,807
National Treasury Notes - NTN A	109,059	6,431	115,490	109,768
National Treasury Notes - NTN B	678,912	17,830	696,742	2,135,540
National Treasury Notes - NTN C	726,260	374,280	1,100,540	822,779
National Treasury Notes - NTN F	24,940,415	(56,727)	24,883,688	23,180,715
National Treasury Notes - NTN P	110	(8)	102	91
Agricultural Debt Securities - TDA	-	-	-	47
Brazilian Foreign Debt Notes	-	-	-	274,251
Foreign Government Securities	379,341	-	379,341	366,252
Debentures (1)	283,987	7,024	291,011	-
Promissory Notes - NP (1)	207,384	(87)	207,297	-
Private Securities	7,824,282	41,956	7,866,238	4,017,488
Shares	859,815	30,062	889,877	777,477
Receivables Investment Fund - FIDC (2)	1,452,770	-	1,452,770	-
Investment Fund Shares in Participation - FIP	11,589	-	11,589	-
Debentures	3,233,512	38,238	3,271,750	919,109
Eurobonds	165,359	(1,073)	164,286	160,584
Promissory Notes - NP	683,018	(1,558)	681,460	1,284,261
Bank Certificates of Deposits - CDB	-	-	-	480
Real Estate Credit Notes - CCI	23,956	1,720	25,676	24,543
Agribusiness Receivables Certificates - CDCA	5,364	(681)	4,683	6,683
Certificates of Real Estate Receivables - CRI	1,388,899	(24,752)	1,364,147	844,351
Total	44,966,601	406,384	45,372,985	43,474,016

	Consolidated
	2010
Available-for-Sale Securities	Without	Up to	From 3 to	From 1 to	Over
by Maturity	maturity	3 months	12 months	3 years	3 years	Total
Government Securities	-	1,710,713	761,888	30,049,693	4,984,453	37,506,747
Treasury Certificates - CFT	-	-	-	99,460	403	99,863
Securitized Credit	-	-	-	-	1,943	1,943
National Treasury Bills - LTN	-	259,896	-	6,651,467	-	6,911,363
Treasury Bills - LFT	-	4,701	5,240	2,494,579	314,847	2,819,367
National Treasury Notes - NTN A	-	-	875	-	114,615	115,490
National Treasury Notes - NTN B	-	-	84,390	-	612,352	696,742
National Treasury Notes - NTN C	-	14,161	1,070	-	1,085,309	1,100,540
National Treasury Notes - NTN F	-	1,224,619	-	20,804,085	2,854,984	24,883,688
National Treasury Notes - NTN P	-	-	-	102	-	102
Foreign Government Securities	-	-	379,341	-	-	379,341
Debentures (1)	-	39	290,972	-	-	291,011
Promissory Notes - NP (1)	-	207,297	-	-	-	207,297
Private Securities	2,354,236	245,509	594,306	1,258,948	3,413,239	7,866,238
Shares	889,877	-	-	-	-	889,877
Receivables Investment Fund - FIDC (2)	1,452,770	-	-	-	-	1,452,770
Investment Fund Shares in Participation - FIP	11,589	-	-	-	-	11,589
Debentures	-	15,237	129,302	981,965	2,145,246	3,271,750
Eurobonds	-	263	2	164,021	-	164,286
Promissory Notes - NP	-	160,230	417,831	103,399	-	681,460
Real Estate Credit Notes - CCI	-	3,849	-	4,880	16,947	25,676
Agribusiness Receivables Certificates - CDCA	-	-	-	4,683	-	4,683
Certificates of Real Estate Receivables - CRI	-	65,930	47,171	-	1,251,046	1,364,147
Total	2,354,236	1,956,222	1,356,194	31,308,641	8,397,692	45,372,985

(1) Issue of mixed capital company.
(2) Receivables Investment Fund (FIDC) shares are calculated based on the value of the receivables and other financial assets in the respective portfolios, less respective provisions that take into consideration aspects related to the debtors, their guarantors and the corresponding transaction’s characteristics, according to accounting standards and practices for evaluating credits.

IV) Held-to-Maturity Securities

	Bank
	2010
			by Maturity
Held-to-Maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	2010	2009	3 months	12 months	3 years	3 years	Total
Government
Securities	921,225	838,795	20,707	2,270	1,996	896,252	921,225
National Treasury
Notes - NTN C	915,858	827,539	19,875	-	-	895,983	915,858
National Treasury
Notes - NTN I	5,367	11,256	832	2,270	1,996	269	5,367
Total	921,225	838,795	20,707	2,270	1,996	896,252	921,225

	Consolidated
	2010
			by Maturity
Held-to-Maturity	Cost/Carrying Amount		Up to	From 3 to	From 1 to	Over
Securities (1)	2010	2009	3 months	12 months	3 years	3 years	Total
Government
Securities	1,828,549	1,669,720	49,874	2,575	1,996	1,774,104	1,828,549
National Treasury
Notes - NTN B	242,246	228,697	4,564	305	-	237,377	242,246
National Treasury
Notes - NTN C	1,580,936	1,429,767	44,478	-	-	1,536,458	1,580,936
National Treasury
Notes - NTN I	5,367	11,256	832	2,270	1,996	269	5,367
Total	1,828,549	1,669,720	49,874	2,575	1,996	1,774,104	1,828,549

(1) Market value of held-to-maturity securities is R$1,532,540 in the Bank and R$2,517,014 in the Consolidated (2009 - R$1,280,511 in the Bank and R$2,157,238 in the Consolidated).

In accordance with Bacen Circular 3,068/2001, article 8, Banco Santander has the positive intent and ability to hold to maturity the securities classified as held-to-maturity securities.

The fair value of securities is computed based on the average quotation on organized markets and their estimated cash flows, discounted to present value using the applicable interest rate, which are considered representative of the market conditions at the balance sheet date.

The principal interest rates are obtained from futures and swap contracts traded on the BM&FBovespa. Adjustments to these curves are made whenever certain points are considered illiquid or when, for unusual reasons, they do not fairly represent market conditions.

V) Financial Income - Securities Transactions

	Bank		Consolidated
	2010	2009	2010	2009
Income From Fixed-income Securities	8,005,194	3,459,919	5,410,693	2,252,457
Income From Interbank Investments	4,312,345	4,193,583	2,404,003	3,420,368
Income From Variable-income Securities	(68,017)	203,615	(68,888)	244,947
Other	137,963	62,794	147,927	76,160
Total	12,387,485	7,919,911	7,893,735	5,993,932

b) Derivatives Financial Instruments

I) Derivatives Recorded in Memorandum and Balance Sheets

	Bank
	2010			2009
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		232,379	573,354		713,091	1,009,418
Asset	90,149,182	18,183,537	18,446,365	91,676,828	17,887,506	18,100,969
CDI (Interbank Deposit Rates)	37,449,537	16,551,929	16,827,940	32,792,477	10,894,896	11,131,990
Fixed Interest Rate - Reais (1)	4,085,620	1,631,608	1,618,425	9,183,696	6,992,610	6,968,979
Indexed to Price and Interest Rates	11,662,920	-	-	9,084,347	-	-
Indexed to Foreign Currency	36,923,396	-	-	40,616,308	-	-
Other Indexes	27,709	-	-	-	-	-
Liabilities	89,916,803	(17,951,158)	(17,873,011)	90,963,737	(17,174,415)	(17,091,551)
CDI (interbank deposit rates)	20,897,608	-	-	21,897,581	-	-
Fixed Interest Rate - Reais	2,454,012	-	-	2,191,086	-	-
Indexed to Price and Interest Rates	15,021,487	(3,358,567)	(3,084,207)	14,693,101	(5,608,754)	(5,357,343)
Indexed to Foreign Currency (1)	51,291,086	(14,367,690)	(14,575,828)	52,149,259	(11,532,951)	(11,706,541)
Other Indexes	252,610	(224,901)	(212,976)	32,710	(32,710)	(27,667)
Options	363,704,337	(104,811)	(139,222)	210,580,935	(295,810)	(306,410)
Purchased Position	166,047,798	236,074	210,232	100,621,439	541,139	570,923
Call Option - US Dollar	3,594,587	58,198	58,218	7,817,978	258,022	156,932
Put Option - US Dollar	1,627,126	21,356	43,853	2,887,722	80,404	95,328
Call Option - Other (2)	94,486,883	101,476	72,435	45,304,774	122,454	51,397
Put Option - Other (2)	66,339,202	55,044	35,726	44,610,965	80,259	267,266
Sold Position	197,656,539	(340,885)	(349,454)	109,959,496	(836,949)	(877,333)
Call Option - US Dollar	4,162,415	(70,646)	(91,393)	12,636,309	(398,891)	(212,672)
Put Option - US Dollar	2,967,037	(16,312)	(8,485)	5,641,480	(222,978)	(372,847)
Call Option - Other (2)	109,013,279	(147,931)	(131,015)	40,273,279	(140,391)	(71,535)
Put Option - Other (2)	81,513,808	(105,996)	(118,561)	51,408,428	(74,689)	(220,279)
Futures Contracts	94,302,441	-	-	44,886,986	-	-
Purchased Position	50,679,903	-	-	13,285,362	-	-
Exchange Coupon (DDI)	2,856,706	-	-	6,993,861	-	-
Interest Rates (DI1 and DIA)	47,296,910	-	-	5,264,962	-	-
Foreign Currency	171,136	-	-	952,995	-	-
Indexes (3)	267,987	-	-	33,339	-	-
Treasury Bonds/Notes	59,975	-	-	40,205	-	-
Other	27,189	-	-	-	-	-
Sold Position	43,622,538	-	-	31,601,624	-	-
Exchange Coupon (DDI)	5,504,291	-	-	3,082,656	-	-
Interest Rates (DI1 and DIA)	33,908,636	-	-	26,793,018	-	-
Foreign Currency	3,862,750	-	-	1,594,393	-	-
Indexes (3)	205,387	-	-	9,174	-	-
Treasury Bonds/Notes	141,474	-	-	122,383	-	-
Forward Contracts and Others	14,332,682	(459,223)	(283,864)	9,439,270	(58,207)	(67,654)
Purchased Commitment	6,561,234	44,204	(78,006)	4,015,128	69,236	116,859
Currencies	6,559,748	44,204	(78,006)	4,015,128	67,172	114,795
Other	1,486	-	-	-	2,064	2,064
Sell Commitment	7,771,448	(503,427)	(205,858)	5,424,142	(127,443)	(184,513)
Currencies	7,759,347	(513,819)	(216,147)	5,424,142	(127,443)	(184,513)
Other	12,101	10,392	10,289	-	-	-

	Consolidated
	2010			2009
	Trading			Trading
	Notional	Cost	Fair Value	Notional	Cost	Fair Value
Swap		214,965	553,953		706,429	997,802
Asset	89,974,142	18,112,297	18,374,023	91,377,938	17,821,914	18,031,109
CDI (Interbank Deposit Rates)	37,384,081	16,589,276	16,865,287	32,730,334	11,062,615	11,299,708
Fixed Interest Rate - Reais (1)	3,976,036	1,523,021	1,508,736	8,946,949	6,759,299	6,731,401
Indexed to Price and Interest Rates	11,662,920	-	-	9,084,347	-	-
Indexed to Foreign Currency	36,923,396	-	-	40,616,308	-	-
Other Indexes	27,709	-	-	-	-	-
Liabilities	89,759,177	(17,897,332)	(17,820,070)	90,671,509	(17,115,485)	(17,033,307)
CDI (interbank deposit rates)	20,794,805	-	-	21,667,719	-	-
Fixed Interest Rate - Reais	2,453,015	-	-	2,187,650	-	-
Indexed to Price and Interest Rates	15,021,487	(3,358,567)	(3,084,207)	14,693,101	(5,608,754)	(5,357,343)
Indexed to Foreign Currency (1)	51,237,260	(14,313,864)	(14,522,887)	52,090,329	(11,474,021)	(11,648,297)
Other Indexes	252,610	(224,901)	(212,976)	32,710	(32,710)	(27,667)
Options	363,612,753	(100,091)	(134,502)	210,485,229	(288,897)	(299,497)
Purchased Position	166,047,798	236,074	210,232	100,621,439	541,139	570,923
Call Option - US Dollar	3,594,587	58,198	58,218	7,817,978	258,022	156,932
Put Option - US Dollar	1,627,126	21,356	43,853	2,887,722	80,404	95,328
Call Option - Other (2)	94,486,883	101,476	72,435	45,304,774	122,454	51,397
Put Option - Other (2)	66,339,202	55,044	35,726	44,610,965	80,259	267,266
Sold Position	197,564,955	(336,165)	(344,734)	109,863,790	(830,036)	(870,420)
Call Option - US Dollar	4,162,415	(70,646)	(91,393)	12,636,309	(398,891)	(212,672)
Put Option - US Dollar	2,967,037	(16,312)	(8,485)	5,641,480	(222,978)	(372,847)
Call Option - Other (2)	108,921,695	(143,211)	(126,295)	40,177,573	(133,478)	(64,622)
Put Option - Other (2)	81,513,808	(105,996)	(118,561)	51,408,428	(74,689)	(220,279)
Futures Contracts	94,302,441	-	-	44,886,986	-	-
Purchased Position	50,679,903	-	-	13,285,362	-	-
Exchange Coupon (DDI)	2,856,706	-	-	6,993,861	-	-
Interest Rates (DI1 and DIA)	47,296,910	-	-	5,264,962	-	-
Foreign Currency	171,136	-	-	952,995	-	-
Indexes (3)	267,987	-	-	33,339	-	-
Treasury Bonds/Notes	59,975	-	-	40,205	-	-
Other	27,189	-	-	-	-	-
Sold Position	43,622,538	-	-	31,601,624	-	-
Exchange Coupon (DDI)	5,504,291	-	-	3,082,656	-	-
Interest Rates (DI1 and DIA)	33,908,636	-	-	26,793,018	-	-
Foreign Currency	3,862,750	-	-	1,594,393	-	-
Indexes (3)	205,387	-	-	9,174	-	-
Treasury Bonds/Notes	141,474	-	-	122,383	-	-
Forward Contracts and Others	14,332,682	(459,223)	(283,864)	9,439,270	(58,207)	(67,654)
Purchased Commitment	6,561,234	44,204	(78,006)	4,015,128	69,236	116,859
Currencies	6,559,748	44,204	(78,006)	4,015,128	67,172	114,795
Other	1,486	-	-	-	2,064	2,064
Sell Commitment	7,771,448	(503,427)	(205,858)	5,424,142	(127,443)	(184,513)
Currencies	7,759,347	(513,819)	(216,147)	5,424,142	(127,443)	(184,513)
Other	12,101	10,392	10,289	-	-	-

(1) Includes credit derivatives.
(2) Includes share options, indexes and commodities.
(3) Includes Bovespa and S&P indexes.

II) Derivatives Financial Instruments by counterparty

	Bank
	Notional
	2010				2009
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	31,624,592	33,061,259	25,463,331	90,149,182	91,676,828
Options	280,412	1,388,618	362,035,307	363,704,337	210,580,935
Futures Contracts	-	-	94,302,441	94,302,441	44,886,986
Forward Contracts and Others	7,458,345	6,563,356	310,981	14,332,682	9,439,270

	Consolidated
	Notional
	2010				2009
		Related	Financial
	Customers	parties	institutions (1)	Total	Total
Swap	31,624,592	32,886,219	25,463,331	89,974,142	91,377,938
Options	280,412	1,297,034	362,035,307	363,612,753	210,485,229
Futures Contracts	-	-	94,302,441	94,302,441	44,886,986
Forward Contracts and Others	7,458,345	6,563,356	310,981	14,332,682	9,439,270

(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

III) Derivatives Financial Instruments by Maturity

					Bank
					Notional
				2010	2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	24,273,069	16,073,879	49,802,234	90,149,182	91,676,828
Options	188,189,121	155,140,045	20,375,171	363,704,337	210,580,935
Futures Contracts	53,875,301	22,769,750	17,657,390	94,302,441	44,886,986
Forward Contracts and Others	7,396,948	3,956,973	2,978,761	14,332,682	9,439,270

					Consolidated
					Notional
				2010	2009
	Up to	From 3 to	Over
	3 months	12 months	12 months	Total	Total
Swap	24,247,488	15,961,375	49,765,279	89,974,142	91,377,938
Options	188,184,542	155,140,045	20,288,166	363,612,753	210,485,229
Futures Contracts	53,875,301	22,769,750	17,657,390	94,302,441	44,886,986
Forward Contracts and Others	7,396,948	3,956,973	2,978,761	14,332,682	9,439,270

IV) Derivatives by Trade Market

					Bank
					Notional
				2010	2009
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	23,053,014	35,298,981	31,797,187	90,149,182	91,676,828
Options	363,029,141	416,084	259,112	363,704,337	210,580,935
Futures Contracts	94,302,441	-	-	94,302,441	44,886,986
Forward Contracts and Others	10,616	9,185,095	5,136,971	14,332,682	9,439,270

					Consolidated
					Notional
				2010	2009
	Exchange (1)	Cetip (2)	Over the Counter	Total	Total
Swap	22,988,516	35,188,439	31,797,187	89,974,142	91,377,938
Options	363,029,141	416,084	167,528	363,612,753	210,485,229
Futures Contracts	94,302,441	-	-	94,302,441	44,886,986
Forward Contracts and Others	10,616	9,185,095	5,136,971	14,332,682	9,439,270

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

V) Credit Derivatives

The Bank enters into credit derivatives to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

In the Bank and Consolidated, the volume of credit derivatives with total return rate - credit risk received corresponds to R$495,066 of cost (2009 - R$655,126) and R$444,330 of fair value (2009 - R$527,532). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$8,121 (2009 - R$7,498).

VI) Derivatives Used as Hedge Instruments

Derivatives used as hedges by index are as follows:

a) Market risk hedge

						Bank/Consolidated
			2010			2009
			Adjustment			Adjustment
Hedge instruments	Cost	Fair Value	to Fair value	Cost	Fair Value	to Fair value
Swap Contracts	118,348	115,527	(2,821)	169,931	153,619	(16,312)
Asset	549,276	557,765	8,489	1,249,645	1,259,020	9,375
Interbank Deposit Rates - CDI	424,211	426,851	2,640	862,027	867,810	5,783
Indexed to Foreign Currency - Pound	-	-	-	387,618	391,210	3,592
Indexed to Foreign Currency - Libor - US Dollar	125,065	130,914	5,849	-	-	-
Liabilities	(430,928)	(442,238)	(11,310)	(1,079,714)	(1,105,401)	(25,687)
Indexed to Foreign Currency - US Dollar	(305,837)	(311,367)	(5,530)	(1,075,922)	(1,101,588)	(25,666)
Indexed to Foreign Currency - Fixed Interest
- US Dollar	(125,091)	(130,871)	(5,780)	-	-	-
Fixed Interest Rate - Reais	-	-	-	(3,792)	(3,813)	(21)

Hedge Object	429,896	443,446	13,550	1,073,020	1,100,046	27,026
Credit Portfolio	429,896	443,446	13,550	685,405	708,566	23,161
Indexed to Foreign Currency - US Dollar	304,794	311,381	6,587	681,613	704,753	23,140
Indexed to Foreign Currency - Fixed Interest
- US Dollar	125,102	132,065	6,963	-	-	-
Fixed Interest Rate - Reais	-	-	-	3,792	3,813	21
Borrowings	-	-	-	387,615	391,480	3,865
Indexed to Foreign Currency - Pound	-	-	-	387,615	391,480	3,865

b) Cash Flow Hedge

There are cash flow hedges - Future DI in the Bank and Consolidated, with notional value of R$7,165,189 (2009 - R$15,294,094), which maturities on January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$186,578 (2009 - R$262,695), net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$7,385,636 (2009 - R$15,337,856).

The effectiveness obtained for the hedge portfolio as of December 31, 2010 and 2009 is compliant with Bacen’s requirements and no ineffective portion was identified to be recorded in income for the year.

VII) Derivatives Financial Instruments Pledged as Guarantee

The amounts pledged to guarantee BM&FBovespa derivative transactions in the Bank and Consolidated are comprised of federal government securities in the amount of R$4,171,458 (2009 - R$2,298,561).

VIII) Derivatives Financial Instruments Recorded in Assets and Liabilities

		Bank		Consolidated
	2010	2009	2010	2009
Assets
Swap Differentials Receivable (1)	4,455,180	4,249,449	4,435,651	4,237,434
Option Premiums to Exercise	210,232	570,923	210,232	570,923
Forward Contracts and others	351,716	380,515	351,716	380,515
Total	5,017,128	5,200,887	4,997,599	5,188,872

Liabilities
Swap Differentials Payable (1)	3,766,299	3,086,412	3,766,171	3,086,013
Option Premiums Launched	349,454	877,333	344,734	870,420
Forward Contracts and others	635,580	448,169	635,580	448,169
Total	4,751,333	4,411,914	4,746,485	4,404,602

(1) Includes swap options, credit and embedded derivatives.

c) Financial Instruments - Sensitivity Analysis

The risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and , including , held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of the Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the trading portfolio, for each one of the portfolio scenarios as of December 31, 2010.

Trading Portfolio
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	34,220	102,726	274,161
Coupon - Other Currencies	(3,184)	(31,842)	(159,212)
Fixed Interest Rate - Reais	(351)	(3,505)	(17,525)
Shares and Indices	(19,422)	(48,555)	(97,109)
Inflation	(3,536)	(35,358)	(176,789)
Total (1)	7,727	(16,534)	(176,474)

(1) Amounts net of taxes.

The table below summarizes the stress values generated by the Banco Santander’s corporate systems, related to the banking portfolio, for each one of the portfolio scenarios as of December 31, 2010.

Portfolio Banking
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon - US Dollar	(921)	(9,212)	(46,058)
TR and Long-term Interest Rate (TJLP)	(1,533)	(15,329)	(76,647)
Fixed Interest Rate - Reais	(25,599)	(255,992)	(1,279,959)
Inflation	(1,779)	(17,785)	(88,926)
Total (1) (2)	(29,832)	(298,318)	(1,491,590)

(1) Capital market value was calculated with 1.5 year maturity.
(2) Amounts net of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock above 10 base points on the interest and foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above10 base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock above 100 base points on the interest and foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 100 base points on the volatility surface of currencies used to price options.

Scenario 3: corresponds to a shock above 500 base points on the interest and foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Brazilian Real and fall of the Bovespa index), and a shock above 500 base points on the volatility surface of currencies used to price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and TJLP: all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and rates: stock market indexes, shares and options tied to share rates or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

7. Interbank Accounts

Composed of restricted deposits with the Bacen to meet compulsory obligations for demand deposits, savings deposits and time deposits, and payments and receipts pending settlement, represented by checks and other documents sent to clearinghouses (assets and liabilities).

8. Credit Portfolio and Allowance for Losses

a) Credit Portfolio

		Bank		Consolidated
	2010	2009	2010	2009
Lending operations	124,542,064	105,512,207	141,781,265	117,025,170
Loans and Discounted Receivables	75,066,696	65,760,686	75,081,566	65,805,177
Financing	32,477,608	25,605,419	49,701,939	37,073,891
Rural, Agricultural and Industrial Financing	4,885,915	5,090,852	4,885,915	5,090,852
Real Estate Financing	12,090,018	9,054,257	12,090,018	9,054,257
Securities Financing	21,827	-	21,827	-
Infrastructure and Development Financing	-	993	-	993
Leasing Operations	381,532	642,789	10,742,631	13,924,460
Advances on Foreign Exchange Contracts (1) (Note 9)	2,022,439	2,139,148	2,022,439	2,139,148
Other Receivables (2)	9,298,127	7,370,074	10,832,484	8,929,892
Total	136,244,162	115,664,218	165,378,819	142,018,670
Current	68,999,692	56,841,237	83,242,939	68,014,290
Long-term	67,244,470	58,822,981	82,135,880	74,004,380

(1) Classified as a reduction of “Other payables”.
(2) Include receivables for guarantees honored, Other Receivables - Other (debtors for purchase of assets, notes and credits receivable, receivables from export contracts - Note 12) and income receivable from advances on foreign exchange contracts (Note 9).

b) Credit Portfolio

		Bank		Consolidated
	2010	2009	2010	2009
Overdue	5,552,365	7,081,439	6,063,130	7,598,156
Due to:
Up to 3 Moths	25,828,999	22,132,768	30,852,919	26,495,198
From 3 to 12 Months	43,170,693	34,708,469	52,390,020	41,519,092
Over 12 Months	61,692,105	51,741,542	76,072,750	66,406,224
Total	136,244,162	115,664,218	165,378,819	142,018,670

c) Lease Portfolio at Present Value

		Bank		Consolidated
	2010	2009	2010	2009
Gross Investment in Lease Transactions	475,869	843,726	13,730,897	18,567,258
Lease Receivables	185,931	322,432	8,959,762	11,283,451
Unrealized Residual Values (1)	289,938	521,294	4,771,135	7,283,807
Unearned Income on Lease	(183,284)	(319,115)	(8,720,671)	(10,970,459)
Offsetting Residual Values	(289,938)	(521,294)	(4,771,135)	(7,283,807)
Leased Property and Equipment	918,226	1,157,688	22,591,123	24,833,424
Accumulated Depreciation	(610,301)	(447,970)	(12,613,069)	(10,041,819)
Excess Depreciation	582,230	467,335	10,116,839	8,781,285
Losses on Unamortized Lease	22	-	166,555	154,887
Advances for Guaranteed Residual Value	(511,292)	(537,581)	(9,804,968)	(10,161,331)
Other Assets	-	-	47,060	45,022
Total of Lease Portfolio at Present Value	381,532	642,789	10,742,631	13,924,460

(1) Guaranteed residual value of lease agreements, net of advances.

Leasing unrealized financial income (income to appropriate related to minimum payments to receive) is R$94,337 (2009 - R$200,937) in the Bank and R$2,988,266 (2009 - R$4,642,798) in the Consolidated.

As of December 31, 2010 and 2009 there were no individually material agreements or commitments for lease contracts.

Report per Lease Portfolio Maturity of Gross Investment

		Bank		Consolidated
	2010	2009	2010	2009
Overdue	20,753	21,278	326,917	342,154
Due to:
Up to 1 year	192,652	269,613	5,498,726	6,467,857
From 1 to 5 years	262,459	552,835	7,898,808	11,749,992
Over 5 years	5	-	6,446	7,255
Total	475,869	843,726	13,730,897	18,567,258

Report per Lease Portfolio Maturity at Present Value

		Bank		Consolidated
	2010	2009	2010	2009
Overdue	16,609	16,823	230,503	260,771
Due to:
Up to 1 year	175,067	210,881	5,066,395	5,860,928
From 1 to 5 years	189,854	415,085	5,443,145	7,798,581
Over 5 years	2	-	2,588	4,180
Total	381,532	642,789	10,742,631	13,924,460

d) Credit Portfolio by Business Sector

		Bank		Consolidated
	2010	2009	2010	2009
Private Sector	136,026,465	115,419,034	165,149,749	141,775,172
Industrial	27,739,045	26,805,187	28,399,822	27,501,654
Commercial	11,712,163	9,880,139	13,599,511	11,730,017
Financial Institutions	114,246	186,924	117,296	192,422
Services and Other	39,630,142	30,763,373	41,853,711	33,456,941
Individuals	51,944,954	42,694,574	76,293,494	63,805,301
Credit Cards	10,760,022	8,472,210	10,760,022	8,472,210
Mortgage Loans	6,698,125	5,225,798	6,698,125	5,225,798
Payroll Loans	9,599,952	7,955,539	9,599,952	7,955,539
Financing and Vehicles Lease	3,458,048	4,307,443	26,148,770	23,956,294
Other	21,428,807	16,733,584	23,086,625	18,195,460
Agricultural	4,885,915	5,088,837	4,885,915	5,088,837
Public sector	217,697	245,184	229,070	243,498
Federal	110,852	98,200	110,852	98,200
State	100,771	136,512	103,178	136,512
Municipal	6,074	10,472	15,040	8,786
Total	136,244,162	115,664,218	165,378,819	142,018,670

e) Classification of Credit Portfolio by Risk Level and Respective Allowance for Loan Losses

							Bank
					Credit Portfolio
	Minimum Allowance			2010	2009		Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	2010	2009
AA	-	51,963,423	-	51,963,423	42,628,717	-	-
A	0.5%	55,945,064	-	55,945,064	50,470,219	279,725	252,351
B	1%	9,971,833	1,365,872	11,337,705	5,577,256	113,377	55,773
C	3%	4,039,564	2,274,462	6,314,026	5,901,990	189,421	177,060
D	10%	1,430,818	1,167,023	2,597,841	2,125,202	259,784	212,520
E	30%	155,548	993,543	1,149,091	1,380,784	344,728	414,235
F	50%	204,009	1,442,449	1,646,458	1,553,728	823,229	776,864
G	70%	132,716	989,065	1,121,781	794,548	785,247	556,184
H	100%	201,033	3,967,740	4,168,773	5,231,774	4,168,773	5,231,774
Total		124,044,008	12,200,154	136,244,162	115,664,218	6,964,284	7,676,761
Additional Provision (2)						676,612	616,994
Total Provision						7,640,896	8,293,755

							Consolidated
					Credit Portfolio
	Minimum Allowance			2010	2009		Allowance Required
Risk level	Required (%)	Current	Past due (1)	Total	Total	2010	2009
AA	-	53,108,375	-	53,108,375	43,829,226	-	-
A	0.5%	78,483,778	-	78,483,778	70,244,545	392,419	351,223
B	1%	11,168,032	2,526,495	13,694,527	7,297,997	136,945	72,980
C	3%	4,765,803	3,137,620	7,903,423	7,958,246	237,103	238,747
D	10%	1,526,350	1,489,158	3,015,508	2,453,405	301,551	245,341
E	30%	160,711	1,201,065	1,361,776	1,607,262	408,533	482,179
F	50%	204,985	1,598,678	1,803,663	1,825,077	901,832	912,539
G	70%	133,239	1,120,213	1,253,452	929,515	877,416	650,661
H	100%	201,730	4,552,587	4,754,317	5,873,397	4,754,317	5,873,397
Total		149,753,003	15,625,816	165,378,819	142,018,670	8,010,116	8,827,067
Additional Provision (2)						714,328	635,503
Total Provision						8,724,444	9,462,570

(1) Includes current and past-due operations.
(2) The additional allowance is recognized based on the Management’s risk assessment, the expected realization of the loan portfolio, and the current regulatory requirements.

f) Changes in Allowance for Loan Losses

		Bank		Consolidated
	2010	2009	2010	2009
Balance at beginning of year	8,293,755	2,636,484	9,462,570	7,094,232
Merger of Corporate Participation (Note 15)	-	3,741,033	-	-
Allowances Recognized	7,649,557	8,015,344	8,257,086	9,917,868
Write-offs	(8,302,416)	(6,099,106)	(8,995,448)	(7,549,530)
Other Changes	-	-	236	-
Balance at end of year (1)	7,640,896	8,293,755	8,724,444	9,462,570
Current	1,443,234	1,464,805	1,848,098	1,971,200
Long-term	6,197,662	6,828,950	6,876,346	7,491,370
Recoveries Accumulated in the Period (2)	914,250	445,697	1,031,774	643,841

(1) Includes allowance for lease portfolio: R$48,456 (2009 - R$43,620) in the Bank and R$573,990 (2009 - R$640,203) in the Consolidated.
(2) Recorded as financial income under lending operations and leasing operations. Includes results from the assignment of receivables without coobligation related to operations previously written-off as losses amounting to R$104,054 (2009 -R$42,283) in the Bank and R$104,842 (2009 - R$61,009) in the Consolidated.

g) Credit Portfolio Concentration

				Consolidated
Credit Portfolio and Credit Guarantees (1), Securities (2)	2010		2009
and Derivatives Financial Instruments (3)	Risk	%	Risk	%
Biggest Debtor	5,013,215	2.8%	7,961,075	3.8%
10 Biggest	20,953,735	11.5%	21,502,608	10.3%
20 Biggest	29,134,780	16.0%	29,342,272	14.0%
50 Biggest	43,325,518	23.8%	44,470,508	21.2%
100 Biggest	54,341,419	29.8%	57,911,217	27.6%

(1) Includes portions of loans to release of the business plan.
(2) Refers to debentures, promissory notes and CRI.
(3) Refers to credit derivatives risk.

9. Foreign Exchange Portfolio

		Bank/Consolidated
	2010	2009
Assets
Rights to Foreign Exchange Sold	9,813,642	15,686,352
Exchange Purchased Pending Settlement	10,403,708	15,578,556
Advances in Local Currency	(93,237)	(177,183)
Income Receivable from Advances and Importing Financing (Note 8.a)	48,067	97,212
Foreign Exchange and Term Documents in Foreign Currencies	17,561	2,784
Total	20,189,741	31,187,721
Current	20,055,172	30,292,620
Long-term	134,569	895,101

Liabilities
Exchange Sold Pending Settlement	9,698,410	15,293,082
Foreign Exchange Purchased	10,538,425	16,342,221
Advances on Foreign Exchange Contracts (Note 8.a)	(2,022,439)	(2,139,148)
Others	10,349	20,569
Total	18,224,745	29,516,724
Current	18,138,328	28,749,034
Long-term	86,417	767,690

Memorandum accounts
Open Import Credits	439,502	460,621
Confirmed Export Credits	24,711	10,334

10. Trading Account

		Bank		Consolidated
	2010	2009	2010	2009
Assets
Financial Assets and Pending Settlement Transactions	276,711	18,902	281,745	32,386
Debtors Pending Settlement	4,007	4,524	98,144	299,358
Stock Exchanges - Guarantee Deposits	365,151	80,538	365,151	103,624
Records and Settlement	-	-	124,552	-
Other	83	83	83	83
Total	645,952	104,047	869,675	435,451
Current	645,952	104,047	869,675	435,451

Liabilities
Financial Assets and Pending Settlement Transactions	198,762	48,162	198,762	48,162
Creditors Pending Settlement	9,951	13,569	226,807	162,759
Creditors for Loan of Shares	37,448	56,777	37,448	56,777
Clearinghouse Transactions	-	-	525	150,509
Records and Settlement	1,345	1,094	3,494	4,970
Total	247,506	119,602	467,036	423,177
Current	247,484	119,602	467,014	422,713
Long-term	22	-	22	464

11. Tax Credits

a) Nature and Origin of Recorded Tax Credits

				Bank
	December 31, 2009	Recognition	Realization	December 31, 2010
Allowance for Loan Losses	4,191,501	3,383,499	(3,587,787)	3,987,213
Reserve for Civil Contingencies	578,106	240,467	(240,520)	578,053
Reserve for Tax Contingencies	1,366,519	600,468	(1,529)	1,965,458
Reserve for Labor Contingencies	1,148,467	391,432	(528,181)	1,011,718
Amortized Goodwill	261,278	-	(72,258)	189,020
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,706,874	55,878	-	1,762,752
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	201,692	-	(109,284)	92,408
Accrual for Pension Plan	196,416	104,785	-	301,201
Profit Sharing, Bonuses and Personnel Gratuities	317,970	429,272	(474,300)	272,942
Other Temporary Provisions	1,699,101	18,481	(239)	1,717,343
Total Tax Credits on Temporary Differences	11,667,924	5,224,282	(5,014,098)	11,878,108
Tax Loss Carryforwards	229,949	-	(77,143)	152,806
Social Contribution Tax - Executive Act 2,158/2001	900,730	-	(173,440)	727,290
Total Tax Credits	12,798,603	5,224,282	(5,264,681)	12,758,204
Unrecorded Tax Credits (2)	(1,583,410)	-	155,564	(1,427,846)
Subtotal - Recorded Tax Credits	11,215,193	5,224,282	(5,109,117)	11,330,358
Current	5,084,675			4,925,931
Long-term	6,130,518			6,404,427

					Bank
	December 31, 2008	Merger (3)	Recognition	Realization	December 31, 2009
Allowance for Loan Losses	1,082,645	2,352,378	3,209,233	(2,452,755)	4,191,501
Reserve for Civil Contingencies	93,782	303,320	275,325	(94,321)	578,106
Reserve for Tax Contingencies	503,001	415,213	546,981	(98,676)	1,366,519
Reserve for Labor Contingencies	466,961	385,621	694,232	(398,347)	1,148,467
Amortized Goodwill	228,343	331,587	238,221	(536,873)	261,278
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,522,343	706,149	-	(521,618)	1,706,874
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	76,281	221,874	-	(96,463)	201,692
Accrual for Pension Plan	68,293	48,642	79,481	-	196,416
Profit Sharing, Bonuses and Personnel Gratuities	144,323	72,314	292,039	(190,706)	317,970
Other Temporary Provisions	710,495	440,527	582,743	(34,664)	1,699,101
Total Tax Credits on Temporary Differences	4,896,467	5,277,625	5,918,255	(4,424,423)	11,667,924
Tax Loss Carryforwards	517,696	12,361	-	(300,108)	229,949
Social Contribution Tax - Executive Act 2,158/2001	810,209	92,916	-	(2,395)	900,730
Total Tax Credits	6,224,372	5,382,902	5,918,255	(4,726,926)	12,798,603
Unrecorded Tax Credits(2)	(762,320)	(673,918)	(147,172)	-	(1,583,410)
Subtotal - Recorded Tax Credits	5,462,052	4,708,984	5,771,083	(4,726,926)	11,215,193
Current	2,295,074				5,084,675
Long-term	3,166,978				6,130,518

				Consolidated
	December 31, 2009	Recognition	Realization	December 31, 2010
Allowance for Loan Losses	4,909,822	3,699,620	(3,867,079)	4,742,363
Reserve for Civil Contingencies	616,202	255,675	(258,893)	612,984
Reserve for Tax Contingencies	1,652,054	732,134	(59,650)	2,324,538
Reserve for Labor Contingencies	1,181,531	405,521	(538,305)	1,048,747
Amortized Goodwill	276,638	7	(79,682)	196,963
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,709,200	55,962	(1,474)	1,763,688
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	204,854	180	(110,159)	94,875
Accrual for Pension Plan	196,416	104,785	-	301,201
Profit Sharing, Bonuses and Personnel Gratuities	332,454	459,764	(502,929)	289,289
Other Temporary Provisions	1,797,714	33,495	(20,867)	1,810,342
Total Tax Credits on Temporary Differences	12,876,885	5,747,143	(5,439,038)	13,184,990
Tax Loss Carryforwards	1,770,055	12,964	(209,644)	1,573,375
Social Contribution Tax - Executive Act 2,158/2001	914,876	-	(173,440)	741,436
Total Tax Credits	15,561,816	5,760,107	(5,822,122)	15,499,801
Unrecorded Tax Credits (2)	(1,743,013)	(701)	191,303	(1,552,411)
Subtotal - Recorded Tax Credits	13,818,803	5,759,406	(5,630,819)	13,947,390
Current	5,597,886			5,925,408
Long-term	8,220,917			8,021,982

					Consolidated
		Acquisition/
	December 31, 2008	Disposal (3)	Recognition	Realization	December 31, 2009
Allowance for Loan Losses	4,030,191	4,125	4,177,700	(3,302,194)	4,909,822
Reserve for Civil Contingencies	409,504	6,456	308,762	(108,520)	616,202
Reserve for Tax Contingencies	1,094,630	(6,092)	777,702	(214,186)	1,652,054
Reserve for Labor Contingencies	869,388	4,112	735,958	(427,927)	1,181,531
Amortized Goodwill	561,916	12,967	250,604	(548,849)	276,638
Adjustment to Fair Value of Trading Securities and Derivatives (1)	2,462,325	27	1,280	(754,432)	1,709,200
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	212,888	(2,503)	121,901	(127,432)	204,854
Accrual for Pension Plan	100,409	-	96,007	-	196,416
Profit Sharing, Bonuses and Personnel Gratuities	287,651	-	342,256	(297,453)	332,454
Other Temporary Provisions	1,180,043	9,614	647,794	(39,737)	1,797,714
Total Tax Credits on Temporary Differences	11,208,945	28,706	7,459,964	(5,820,730)	12,876,885
Tax Loss Carryforwards	1,470,192	(337)	620,829	(320,629)	1,770,055
Social Contribution Tax - Executive Act 2,158/2001	917,581	-	46	(2,751)	914,876
Total Tax Credits	13,596,718	28,369	8,080,839	(6,144,110)	15,561,816
Unrecorded Tax Credits(2)	(1,601,626)	(4,296)	(176,363)	39,272	(1,743,013)
Subtotal - Recorded Tax Credits	11,995,092	24,073	7,904,476	(6,104,838)	13,818,803
Current	4,700,703				5,597,886
Long-term	7,294,389				8,220,917

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Includes the unrecorded tax credit related to the increase in social contribution tax rate for financial institutions from 9% to 15%. The social contribution tax amount related to the tax rate increase is accrued in other payables - tax and social security (Note 19).
(3) Merger/Acquisition/Disposal of companies (Note 15).

b) Expected Realization of Recorded Tax Credits

							Bank
							2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	3,207,647	1,892,116	93,717	-	-	5,193,480	4,925,931
2012	2,397,132	1,242,786	93,717	152,806	54,172	3,940,613	3,552,113
2013	1,181,596	682,397	1,925	-	71,857	1,937,775	1,592,949
2014	289,350	164,424	1,925	-	169,575	625,274	467,635
2015	263,662	146,721	1,924	-	206,382	618,689	451,285
2016 to 2018	38,105	14,721	-	-	225,304	278,130	265,137
2019 to 2020	80,938	42,929	-	-	-	123,867	75,308
2021 to 2023	7,942	3,070	-	-	-	11,012	-
2024 to 2025	5,294	2,047	-	-	-	7,341	-
After 2025	15,883	6,140	-	-	-	22,023	-
Total	7,487,549	4,197,351	193,208	152,806	727,290	12,758,204	11,330,358

							Consolidated
							2010
	Temporary Differences			Tax Loss
Year	IRPJ	CSLL	PIS/Cofins	Carryforwards	CSLL 18%	Total	Recorded
2011	3,581,835	2,085,747	93,821	428,956	14,146	6,204,505	5,925,408
2012	2,605,890	1,371,626	93,821	602,444	54,172	4,727,953	4,336,900
2013	1,360,506	797,945	1,976	258,823	71,857	2,491,107	2,100,521
2014	308,026	172,691	1,976	239,894	169,575	892,162	678,109
2015	306,012	166,936	1,975	42,634	206,382	723,939	549,443
2016 to 2018	46,770	17,701	-	579	225,304	290,354	277,303
2019 to 2020	84,423	44,937	-	45	-	129,405	79,706
2021 to 2023	7,942	3,070	-	-	-	11,012	-
2024 to 2025	5,294	2,047	-	-	-	7,341	-
After 2025	15,883	6,140	-	-	-	22,023	-
Total	8,322,581	4,668,840	193,569	1,573,375	741,436	15,499,801	13,947,390

Due to differences between accounting, tax and corporate criteria, expected realization of tax credits should not be taken as indicative of future net income.

c) Present value of deferred tax credits

The total present value of tax credits is R$11,247,173 (2009 - R$11,457,243) in the Bank and R$13,660,928 (2009 - R$13,700,875) in the Consolidated and the present value of recorded tax credits is R$10,078,726 (2009 - R$10,134,642) in the Bank and R$12,392,856 (2009 - R$12,259,099) in the Consolidated. The present value was calculated taking into account the expected realization of temporary differences, tax loss carryforwards, and social contribution tax at the rate of 18% (Executive Act 2,158/2001) and the average funding rate projected for the corresponding periods.

12. Other Receivables - Other

		Bank		Consolidated
	2010	2009	2010	2009
Notes and Credits Receivable (Nota 8.a)
Credit Cards	8,017,820	6,186,853	8,017,820	6,186,853
Receivables	962,506	711,695	2,487,428	2,263,040
Rural Product Notes (CPR)	131,128	152,514	131,128	152,514
Escrow Deposits for:
Tax Claims	3,210,473	2,734,203	4,203,900	3,423,771
Labor Claims	1,974,281	2,036,332	2,030,842	2,091,802
Other	559,145	522,529	698,969	609,739
Contract Guarantees - Former Controlling Stockholders (Note 22.h)	492,360	522,267	493,785	525,099
Recoverable Taxes	881,226	1,712,547	1,404,340	2,298,656
Receivables from Export Contracts (Note 8.a)	-	35,127	-	35,127
Reimbursable Payments	265,240	258,807	284,914	280,863
Salary Advances/Other	582,358	790,113	585,181	793,528
Debtors for Purchase of Assets (Note 8.a)	128,488	167,769	137,923	176,242
Receivable from Affiliates (Note 25.g)	85,014	393,385	308	102
Credit from Insurance Operations	-	-	148,206	282,617
Other	1,352,445	611,442	1,386,116	664,205
Total	18,642,484	16,835,583	22,010,860	19,784,158
Current	10,558,752	8,823,559	12,257,215	10,589,517
Long-term	8,083,732	8,012,024	9,753,645	9,194,641

13. Other Assets

		Bank		Consolidated
	2010	2009	2010	2009
Assets Not in Use (1)	108,495	205,942	110,580	208,303
Materials in Inventory	-	10,974	-	11,357
Total	108,495	216,916	110,580	219,660
(Allowance for Valuation)	(98,811)	(122,614)	(100,734)	(124,776)
Total	9,684	94,302	9,846	94,884
Current	9,684	94,302	9,846	94,884

(1) Refer mainly to assets not for own use, consisting basically of properties and vehicles received as payment in kind.

14. Foreign Branches

The financial position of the Foreign Branch (Grand Cayman agency), converted at the exchange rate prevailing at the balance sheet date and included in the financial statements can be summarized as follows:

	2010	2009 (1)
Assets	37,284,194	26,805,570
Current and Long-term Assets	37,201,704	26,737,797
Cash	198,114	743,558
Interbank Investments	3,355,255	1,523,308
Securities and Derivatives Financial Instruments	15,464,809	7,767,330
Lending Operations (2)	15,680,858	10,844,258
Foreign Exchange Portfolio	1,903,839	5,438,632
Other Assets	598,829	420,711
Permanent Assets	82,490	67,773
Liabilities	37,284,194	26,805,570
Current and Long-term Liabilities	22,372,712	21,602,709
Deposits and Money Market Funding	5,303,744	3,040,244
Funds from Acceptance and Issuance of Securities	2,396,084	1,116,799
Borrowings and Onlendings (3)	9,526,032	8,090,187
Subordinated Debt (4)	-	872,704
Foreign Exchange Portfolio	2,009,250	5,572,639
Other Payables (5)	3,137,602	2,910,136
Deferred Income	13,638	27,107
Head Office's Equity (8)	14,897,844	5,175,754
Net Income	807,290	658,047

(1) Grand Cayman Branch. Includes net profit for the period from R$11,946 the agency in Tokyo, terminated in December 2009. On April 30, 2009, the activities of the Agency in Grand Cayman Banco Real were transferred to the agency of Banco Santander.
(2) Refers mainly to export financing operations.
(3) Borrowings abroad regarding financing lines to exports and imports and other lines of credit.
(4) Operation redeemed as mentioned in note 20.
(5) Includes sale of the right to receipt future flows of payment orders from abroad (Note 21).
(6) On May and December 2010, were approved the capital increase of US$2.000 million and US$3.500 million respectively.

15. Investments in Affiliates and Subsidiaries

					2010
		Number of Shares or quotas owned
		Directly or Indirectly (in Thousands)
		Common Shares
Investments	Activity	and Quotas	Preferred	Direct Participation	Indirect Participation
Controlled by Banco Santander
Santander Seguros S.A. (Santander Seguros) (2)	Insurance and Pension Plan	5,625,778	5,625,397	100.00%	100.00%
Santander Leasing S.A. Arrendamento Mercantil (Santander Leasing)	Leasing	11,043,796	-	78.57%	99.99%
Companhia de Arrendamento Mercantil RCI Brasil (RCI Leasing)	Leasing	63	31	39.88%	39.88%
Santander Brasil Asset Management Distribuidora de Títulos e
Valores Mobiliários S.A. (Santander Brasil Asset) (2)	Manager	12,493,834	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda. (Santander Consórcios)	Buying Club	3,000	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda. (SB Consórcio)	Buying Club	92,925	-	100.00%	100.00%
Banco Bandepe S.A. (Banco Bandepe)	Bank	2,183,667,026	-	100.00%	100.00%
Aymoré Crédito, Financiamento e Investimento S.A. (Aymoré CFI)	Financial	287,706,670	-	100.00%	100.00%
Companhia de Crédito, Financiamento e Investimento RCI
Brasil (RCI Brasil)	Financial	1	1	39.58%	39.58%
Santander Microcrédito Assessoria Financeira S.A. (Microcrédito) (3)	Microcredit	43,129,918	-	100.00%	100.00%
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM) (4)	Dealer	67	-	100.00%	100.00%
Santander Corretora de Câmbio e Valores Mobiliários S.A.
(Santander CCVM)	Broker	10,209,903	10,209,903	99.99%	100.00%
Santander CHP S.A. (9)	Holding	506	-	92.78%	92.78%
Agropecuária Tapirapé S.A. (Tapirapé) (10)	Other Activities	199,729	379,265	99.07%	99.07%
Santander Advisory Services S.A. (Advisory)	Other Activities	446	-	100.00%	100.00%
Webmotors S.A.	Other Activities	348,253,362	17,929,313	100.00%	100.00%
Santander Getnet Serviços para Meios de Pagamento
Sociedade Anônima (Santander Getnet) (5)	Other Activities	8,000	-	50.00%	50.00%

Controlled by Santander Seguros (2)
Santander Brasil Seguros S.A. (SB Seguros)	Insurance	70,284	-	-	100.00%
Santander Capitalização S.A. (Santander Capitalização)	Capitalization	64,615	-	-	100.00%

Controlled by Advisory
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (Santander Serviços)	Insurance Broker	110,769,432	-	-	99.99%

Controlled by CRV DTVM (4)
Santander Securities (Brasil) Corretora de Valores
Mobiliários S.A. (Santander Securities)	Broker	344,283	77,225	-	100.00%

Jointly Controlled Companies
Araguari Real Estate Holding LLC	Holding	43,164	-	50.00%	50.00%
Cibrasec Companhia Brasileira de Securitização (Cibrasec)	Securitization	9	-	13.64%	13.64%
Norchem Participações e Consultoria S.A. (Norchem Participações)	Other Activities	950	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP (EBP)	Other Activities	3,859	-	11.11%	11.11%

Affiliate
Norchem Holding e Negócios S.A. (Norchem Holding)	Other Activities	1,679	-	21.75%	21.75%

	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Investments Value		Results on Investments in Affiliates and Subsidiaries
	2010	2010	2010	2009	2010	2009
Controlled by Banco Santander
Santander Seguros (2)	2,399,006	383,565	2,399,006	2,360,554	242,680	141,800
Santander Leasing	12,657,687	993,755	9,945,655	9,209,331	780,834	651,764
RCI Leasing	508,565	45,180	202,825	189,088	18,017	6,584
Santander Brasil Asset (2)	212,868	84,858	212,868	237,661	75,207	24,352
Santander Consórcios	4,057	248	4,057	3,809	248	172
SB Consórcio	118,072	30,667	118,072	92,925	25,147	29,291
Banco Bandepe	4,254,691	341,724	4,254,691	4,015,044	239,844	289,703
Aymoré CFI	956,551	340,691	956,551	685,460	299,921	120,961
RCI Brasil	270,154	68,665	106,939	101,303	21,025	6,134
Microcrédito (3)	11,729	5,793	11,729	9,616	5,793	2,187
CRV DTVM (4)	86,613	5,773	86,613	82,625	3,988	8,009
Santander CCVM	340,177	57,583	340,176	40,200	43,825	(18)
Santander CHP S.A. (9)	4,750	3,821	4,407	3,815	3,545	1,549
Tapirapé (10)	7,174	376	7,107	6,734	373	172
Advisory	159,535	27,898	159,535	131,902	27,898	13,798
Webmotors S.A.	52,397	14,055	52,397	40,762	11,635	7,436
Santander Getnet (5)	13,223	223	6,611	-	111	-
Santander S.A. - Corretora de Câmbio e Títulos
(Santander CCT) (6)	-	11,192	-	246,393	11,192	54,045
Real Argentina S.A. (11)	-	(16)	-	52	(16)	(112)
Banco ABN AMRO Real S.A. (Banco Real) (13)	-	-	-	-	-	258,061
Santander Investimentos em Participações S.A.
(Santander Participações) (7)	-	-	-	-	-	258,895
ABN AMRO Brasil Dois Participações S.A.
(AAB Dois Par) (1)	-	-	-	-	-	126,442
Others (13) (14) (15)	-	-	-	-	-	108,520

Controlled by Santander Seguros (2)
SB Seguros	163,047	24,148	-	-	-	-
Santander Capitalização	495,950	140,523	-	-	-	-

Controlled by Advisory
Santander Serviços	152,408	11,555	-	-	-	-

Controlled by CRV DTVM (4)
Santander Securities	71,862	4,107	-	-	-	-

Jointly Controlled Companies
Araguari Real Estate Holding LLC	183,168	-	91,584	95,706	-	-
Cibrasec	73,130	4,123	9,972	10,144	167	(69)
Norchem Participações	57,051	4,864	28,526	28,918	2,432	1,573
EBP	11,444	(18,372)	1,272	1,784	(2,041)	(202)
Celta Holding S.A. (12)	-	2,008	-	65,612	522	(3,224)
Companhia Brasileira de Meios de
Pagamentos - Visanet (Visanet) (14)	-	-	-	-	-	34,625
Others (13) (14) (15)	-	-	-	-	-	15,085

Affiliate
Norchem Holding	102,642	8,183	22,325	24,056	1,780	2,742
Total Bank			19,022,918	17,683,494	1,814,127	2,160,275

Norchem Holding			22,325	24,057	1,780	2,873
AAB Dois Par (1)			-	-	-	126,442
RSVP (1) (15)			-	-	-	8,766
Visanet (14)			-	-	-	30,507
Total Consolidated			22,325	24,057	1,780	168,588

(1) Company merged into Santander Seguros on September 30, 2009.
(2) Investment merged into Banco Santander on August 14, 2009.
(3) On June 30, 2010, the change in the name of Real Microcrédito Acessoria Financeira S.A. to Santander Microcrédito Acessoria Financeira S.A was approved.
(4) On June 30, 2010, the change in the name of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários to Companhia Santander de Valores - Distribuidora de Títulos e Valores Mobiliários was approved and on October 18, 2010 had its name changed again to CRV Distribuidora de Títulos e Valores Mobiliários S.A.
(5) On January 14, 2010, the Banco Santander signed the contractual and bylaw instruments with Genet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. As a result of this association was created the Santander Getnet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market.
(6) Company merged by Santander CCVM on March 31, 2010.
(7) Company spun-off on August 31, 2009, with the transfer of portions of its equity to Banco Santander and Advisory.
(8) Company sold on December 2009.
(9) On July 15, 2010, the change in the name of Real CHP S.A. to Santander CHP S.A. was approved.
(10) Banco Santander, as the controlling shareholder of Tapirapé, company receiving funds from fiscal incentives of the Investment Fund of the Amazon Region (Finam) disclosed a material fact on September 1, 2010 to inform the Tapirapé's minority shareholders that was approved in the Extraordinary General Meeting held on August 31, 2010, the cancellation of its registration of a company receiving funds from fiscal incentives in the CVM by conducting a tender offer. The cancellation of registration was granted by the CVM on October 29, 2010, as office/CVM/SEP/GEA-31,039/2010.
(11) Company sold on November 18, 2010.
(12) Company sold on October 28, 2010.
(13) On August 14, 2009, the Banco Comercial e de Investimento Sudameris S.A. (BCIS) was merged by Banco Santander. The Banco Real was merges by Banco Santander and on April 30, 2009, the Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) was merged by Banco Real. On August 31, 2009, the ABN AMRO Administradora de Cartões de Crédito Ltda. (AA Cartões) was merged by Banco Santander. On November 30, 2009, the Santander Brasil Arrendamento Mercantil S.A. (SB Leasing) was merged by Santander Leasing. On November 30, 2009, the Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander Asset) was merged by Santander Brasil Asset. On September 30, 2009, the Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (SB CTVM) was merged by Santander CCT. On September 30, 2009, the ABN AMRO Arrendamento Mercantil S.A. (ABN Leasing) was merged by Santander Leasing. On September 30, 2009, the Real Seguros Vida e Previdência S.A. (RSVP) was merged by Santander Seguros.
(14) The companies REB Empreendimentos e Administradora de Bens S.A. (REB), TecBan - Tecnologia Bancária S.A. (TecBan), Diamond Finance Promotora de Vendas, Serviços - CBSS (CBSS) and Visanet were sold on 2009.
(15) The executive board’s meeting held on July 24, 2009, considering the corporate restructuring involving the companies comprising the Conglomerate Santander, approved a capital increase of R$628 to R$48,127 with the issuance of 179,226 new shares, subscribed and paid-up by the shareholder Banco Santander, through the assignment of 9,380 common shares issued and held by Real Corretora, which were transferred to the company’s equity, so that Advisory becomes a shareholder of Real Corretora.

As provided for in the Shareholders’ Agreement of RSVP, due to the change in shareholding control from Banco Real to Banco Santander, AAB Dois Par exercised its right to buy the remaining interest in RSVP, right which was transferred to Banco Santander on January, 2009.

The Extraordinary Shareholders’ Meeting held on October 29, 2010 of Real Corretora and Santander Serviços, its shareholders approved the merger of the Real Corretora by Santander Serviços, based on their net book values at the base date of September 30, 2010.

16. Property and Equipment

				Bank
			2010	2009
	Cost	Depreciation	Net	Net
Real estate	2,140,716	(381,152)	1,759,564	1,133,279
Land	708,870	-	708,870	611,516
Buildings	1,431,846	(381,152)	1,050,694	521,763
Other	5,577,194	(2,930,264)	2,646,930	2,472,695
Installations, Furniture and Equipment	1,112,532	(474,773)	637,759	440,068
Data Processing Equipment	1,760,490	(1,309,301)	451,189	484,598
Leasehold Improvements	1,732,522	(733,458)	999,064	552,966
Security and Communication Equipment	346,767	(206,190)	140,577	134,775
Other	624,883	(206,542)	418,341	860,288
Total	7,717,910	(3,311,416)	4,406,494	3,605,974

				Consolidated
			2010	2009
	Cost	Depreciation	Net	Net
Real estate	2,144,951	(383,284)	1,761,667	1,135,328
Land	711,425	-	711,425	614,072
Buildings	1,433,526	(383,284)	1,050,242	521,256
Other	5,630,059	(2,960,840)	2,669,219	2,522,328
Installations, Furniture and Equipment	1,119,894	(478,714)	641,180	447,741
Data Processing Equipment	1,767,969	(1,315,699)	452,270	485,895
Leasehold Improvements	1,763,854	(747,774)	1,016,080	558,413
Security and Communication Equipment	350,902	(209,753)	141,149	135,894
Other	627,440	(208,900)	418,540	894,385
Total	7,775,010	(3,344,124)	4,430,886	3,657,656

17. Intangibles

				Bank
			2010	2009
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	26,810,539	(7,265,784)	19,544,755	22,648,250
Intangible Assets	5,562,684	(2,680,909)	2,881,775	2,424,243
Acquisition and Development of Software	2,586,513	(769,540)	1,816,973	1,276,936
Exclusivity Contracts for Provision of Banking Services	2,963,582	(1,910,960)	1,052,622	1,146,610
Other	12,589	(409)	12,180	697
Total	32,373,223	(9,946,693)	22,426,530	25,072,493

				Consolidated
			2010	2009
	Cost	Amortization	Net	Net
Goodwill on Acquired Companies	27,930,750	(7,520,579)	20,410,171	23,652,072
Other Intangible Assets	5,695,109	(2,714,364)	2,980,745	2,503,764
Acquisition and Development of Software	2,658,107	(802,317)	1,855,790	1,295,977
Exclusivity Contracts for Provision of Banking Services	2,963,582	(1,910,960)	1,052,622	1,146,610
Other	73,420	(1,087)	72,333	61,177
Total	33,625,859	(10,234,943)	23,390,916	26,155,836

Recorded goodwill is subject to impairment testing at least once a year or more frequently when there is indication that an asset is impaired, and was allocated according to the operating segments.

The basis used for the impairment test is the value in use for this purpose, management estimates cash flows, which is subject to a number of factors, such as: (i) macroeconomic projections of interest, inflation, foreign exchange, and other rates; (ii) behavior of the growth estimates for the Brazilian financial system; (iii) cost increases, returns, synergies, and investment plans; and (iv) customer behavior; (v) the growth rate and the adjustments are applied to cash flows on a continuous basis. The adoption of these estimates involves the possibility that future events cause actual results to be different from the projections.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2010 and 2009.

		Consolidated
	2010	2009
Operating segments
Commercial Banking	19,544,755	22,648,250
Asset Management and Insurance	865,416	1,003,822
Total	20,410,171	23,652,072

Main assumptions:
Basis of valuation	Value in use: Cash Flows
Period of the projections of cash flows (1)	10 years	3 years
Growth rate	5.0%	4.5%
Discount rate (2)	15.5%	15.2%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).

Sensitivity test was carried out of the main premises, changing possible reasonable, and was not identified any impairment to goodwill.

18. Money Market Funding and Borrowings and Onlendings

a) Deposits

						Bank
					2010	2009
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	16,107,511	-	-	-	16,107,511	14,968,013
Savings Deposits	30,303,463	-	-	-	30,303,463	25,216,924
Interbank Deposits	-	1,920,093	26,283,394	8,634,770	36,838,257	34,102,483
Time Deposits	387,873	10,900,510	14,139,197	43,409,879	68,837,459	72,086,354
Other Deposits	432,660	-	-	-	432,660	550,565
Total	47,231,507	12,820,603	40,422,591	52,044,649	152,519,350	146,924,339
Current					100,474,701	82,415,068
Long-term					52,044,649	64,509,271

						Consolidated
					2010	2009
	Without	Up to 3	From 3 to	Over 12
	maturity	months	12 months	months	Total	Total
Demand Deposits	15,826,628	-	-	-	15,826,628	14,787,247
Savings Deposits	30,303,463	-	-	-	30,303,463	25,216,924
Interbank Deposits	-	570,704	999,154	432,256	2,002,114	764,265
Time Deposits	387,873	10,900,455	14,133,729	43,492,202	68,914,259	72,154,064
Other Deposits	432,660	-	-	-	432,660	550,565
Total	46,950,624	11,471,159	15,132,883	43,924,458	117,479,124	113,473,065
Current					73,554,666	74,717,943
Long-term					43,924,458	38,755,122

b) Money Market Funding

					Bank
				2010	2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Own Portfolio	30,134,222	12,196,807	15,131,866	57,462,895	20,526,264
Third Parties	4,064,067	-	-	4,064,067	9,633,621
Linked to Trading Portfolio Operations	5,049,223	1,538,663	-	6,587,886	4,761,586
Total	39,247,512	13,735,470	15,131,866	68,114,848	34,921,471
Current				52,982,982	29,368,895
Long-term				15,131,866	5,552,576

					Consolidated
				2010	2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Own Portfolio	28,125,677	12,127,474	14,965,121	55,218,272	20,327,399
Third Parties	3,971,572	-	-	3,971,572	9,523,072
Linked to Trading Portfolio Operations	5,049,223	1,538,663	-	6,587,886	4,761,586
Total	37,146,472	13,666,137	14,965,121	65,777,730	34,612,057
Current				50,812,609	29,231,185
Long-term				14,965,121	5,380,872

c) Funds from Acceptance and Issuance of Securities

					Bank
				2010	2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2,760,443	5,627,007	6,770,877	15,158,327	7,216,645
Real Estate Credit Notes - LCI	2,203,177	5,305,066	106,648	7,614,891	5,985,386
Agribusiness Credit Notes - LCA	557,266	321,941	25,293	904,500	1,231,259
Treasury Bills	-	-	6,638,936	6,638,936	-
Securities Issued Abroad	163,582	61,824	2,837,060	3,062,466	2,591,162
Total	2,924,025	5,688,831	9,607,937	18,220,793	9,807,807
Current				8,612,856	8,243,008
Long-term				9,607,937	1,564,799

					Consolidated
				2010	2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Exchange Acceptances	27,320	231,840	351,690	610,850	469,724
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	2,760,443	5,628,115	6,779,760	15,168,318	7,676,339
Real Estate Credit Notes - LCI	2,203,177	5,306,174	115,531	7,624,882	6,445,080
Agribusiness Credit Notes - LCA	557,266	321,941	25,293	904,500	1,231,259
Treasury Bills	-	-	6,638,936	6,638,936	-
Securities Issued Abroad	163,582	61,824	2,837,060	3,062,466	2,591,162
Total	2,951,345	5,921,779	9,968,510	18,841,634	10,737,225
Current				8,873,124	8,396,950
Long-term				9,968,510	2,340,275

						Bank/Consolidated
					2010	2009
Securities Issued Abroad	Issuance	Maturity	Currency	Interest rate (p.a)	Total	Total
Eurobonds	April and November-10	April-15	US$	4.5%	1,447,210	-
Eurobonds	December-10	December-11	US$	Zero Coupon	730,948	-
Eurobonds	November-05	November-13	R$	17.1%	471,849	471,849
Eurobonds	March-05	March-13	R$	17.0%	169,299	169,299
Eurobonds (1)	June-07	May-17	R$	FDIC	31,347	25,676
Eurobonds	February-05	February-10	R$	16.2%	-	803,154
Structured Notes	April-09	April-10	R$	102.5% CDI	-	179,494
Other					211,813	941,690
Total					3,062,466	2,591,162

(1) Indexed to Credit Event Notes.

d) Money Market Funding Expenses

		Bank		Consolidated
	2010	2009	2010	2009
Time Deposits	5,402,653	6,101,616	5,412,933	7,569,705
Savings Deposits	1,615,819	1,110,221	1,615,819	1,315,715
Interbank Deposits	3,391,181	2,360,993	129,154	295,632
Money Market Funding	5,624,096	3,088,362	5,535,933	3,370,304
Others (1)	1,534,033	(713,024)	1,636,149	(502,966)
Total	17,567,782	11,948,168	14,329,988	12,048,390

(1) Includes, mainly, expense funds from acceptance and issuance of securities.

e) Borrowings and Onlendings

					Bank/Consolidated
				2010	2009
	Up to 3	From 3 to	Over 12
	months	12 months	months	Total	Total
Local Borrowings	290,665	-	-	290,665	499,895
Foreign Borrowings	3,346,449	7,690,341	2,201,219	13,238,009	10,424,735
Import and Export Financing Lines	647,067	7,690,341	2,201,219	10,538,627	8,567,531
Other Credit Lines	2,699,382	-	-	2,699,382	1,857,204
Domestic Onlendings	969,368	2,060,800	8,811,543	11,841,711	8,414,284
Foreign Onlendings	82,105	176,999	812,754	1,071,858	1,864,089
Total	4,688,587	9,928,140	11,825,516	26,442,243	21,203,003
Current				14,616,727	11,248,961
Long-term				11,825,516	9,954,042

Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2015 (2009 - through 2014) and subject to financial charges corresponding to exchange variation plus interest ranging from 0.6% p.a. to 15.0% p.a. (2009 - 0.4% p.a. to 11.0% p.a.).

Domestic onlendings - official institutions are subject to financial charges corresponding to the TJLP, exchange variation of the Brazilian Development Bank (BNDES) basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

In the Bank and Consolidated, foreign onlendings are subject to interest ranging from 1.3% p.a. to 6.8% p.a. (2009 - 0.9% p.a. to 6.8% p.a.) and exchange rate change falling due through 2014 (2009 - through 2014).

19. Tax and Social Security

Tax and social security payables comprise taxes payable and amounts being challenged in the courts.

		Bank		Consolidated
	2010	2009	2010	2009
Reserve for Tax Contingencies (Note 22.b)	6,523,044	5,003,557	8,302,715	6,434,315
Reserve for tax Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)	455,054	429,505	455,841	430,357
Provision for Deferred Taxes	1,491,768	1,388,295	3,924,268	3,507,389
Accrued Taxes on Income	-	994,886	128	1,390,000
Taxes Payable	634,632	277,403	959,503	301,260
Total	9,104,498	8,093,646	13,642,455	12,063,321
Current	6,100,124	1,877,219	7,987,482	2,864,753
Long-term	3,004,374	6,216,427	5,654,973	9,198,568

Nature and origin of deferred tax liabilities

			Bank
	December 31, 2009	Realization	December 31, 2010
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,037,424	-	1,037,424
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	231,863	74,750	306,613
Excess Depreciation of Leased Assets	116,834	28,723	145,557
Others	2,174	-	2,174
Total	1,388,295	103,473	1,491,768

					Bank
	December 31, 2008	Merger (2)	Recognition	Realization	December 31, 2009
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,325,342	1,273	-	(289,191)	1,037,424
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	179,498	175,764	-	(123,399)	231,863
Excess Depreciation of Leased Assets	38,046	-	78,788	-	116,834
Others	-	2,182	-	(8)	2,174
Total	1,542,886	179,219	78,788	(412,598)	1,388,295

				Consolidated
	December 31, 2009	Recognition	Realization	December 31, 2010
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,041,733	4	(4,276)	1,037,461
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	264,815	87,451	(162)	352,104
Excess Depreciation of Leased Assets	2,198,299	333,925	-	2,532,224
Other	2,542	-	(63)	2,479
Total	3,507,389	421,380	(4,501)	3,924,268

					Consolidated
	December 31, 2008	Acquisition / Disposal (2)	Recognition	Realization	December 31, 2009
Adjustment to Fair Value of Trading Securities and Derivatives (1)	1,327,588	2,665	1,757	(290,277)	1,041,733
Adjustment to Fair Value of Available-for-sale Securities and Cash Flow Hedge (1)	226,094	27,134	139,059	(127,472)	264,815
Deferred Income from Derivatives	1,176,290	-	1,033,129	(11,120)	2,198,299
Other	2,883	1,330	123	(1,794)	2,542
Total	2,732,855	31,129	1,174,068	(430,663)	3,507,389

(1) Includes tax credits IRPJ, CSLL, PIS and Cofins.
(2) Merger/Acquisition/Disposal of companies (Note 15).

20. Subordinated Debts

Consist of securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits.

						Bank/Consolidated
					2010	2009
	Issuance	Maturity	Amount	Interest rate (p.a.)	Total	Total
Subordinated Certificates of Deposit (1)	June-06	July-16	R$1,500 million	105.0% CDI	2,495,990	2,263,856
Subordinated Certificates of Deposit (1)	October-06	June-16 and September-16	R$850 million	104.5% CDI	1,351,627	1,226,492
Subordinated Certificates of Deposit (1)	July-07	July-14	R$885 million	104.5% CDI	1,273,137	1,155,269
Subordinated Certificates of Deposit (1)	April-08	April-13	R$600 million	100.0% CDI + 1.3%	814,922	733,444
Subordinated Certificates of Deposit (1)	April-08	April-13	R$555 million	100.0% CDI + 1.0%	753,066	679,443
Subordinated Certificates of Deposit (1)	July-06 to October-06	July-16 and July-18	R$447 million	104.5% CDI	733,718	665,790
Subordinated Certificates of Deposit (1)	January-07	January-13	R$300 million	104.0% CDI	460,494	418,055
Subordinated Certificates of Deposit (1)	August-07	August-13	R$300 million	100.0% CDI + 0.4%	430,041	390,192
Subordinated Certificates of Deposit (1)	January-07	January-14	R$250 million	104.5% CDI	384,437	348,846
Subordinated Certificates of Deposit (1) (5)	May-08 to June-08	May-13 to May-18	R$283 million	CDI	374,705	338,366
Subordinated Certificates of Deposit (1) (6)	May-08 to June-08	May-13 to June-18	R$268 million	IPCA	372,952	325,676
Subordinated Certificates of Deposit (1)	November-08	November-14	R$100 million	120.5% CDI	128,062	114,490
Subordinated Certificates of Deposit (1)	February-08	February-13	R$85 million	IPCA +7.9%	121,954	107,048
Subordinated Certificates of Deposit (2) (4)	March-09	March-19	R$1,507 million	13.8%	-	1,667,219
Perpetual Bonds (3) (4)	September-05	Indeterminate	US$500 million	8.7%	-	872,704
Total					9,695,105	11,306,890
Current					-	2,104
Long-term					9,695,105	11,304,786

(1) Subordinated certificates of deposit issued by Banco Santander with yield paid at the end of the term together with the principal.
(2) On January 22, 2010, the Bank redeemed in advance the Subordinate Certificate of Deposit, whose creditor was Bacen on January 8, 2010.
(3) On September 20, 2010, was redeemed in advance the Perpetual Bonds, issued by the Grand Cayman branch pursuant to authorization by the Bacen in August 4, 2010.
(4) The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A".
(5) Indexed to 109% and 112% of the CDI plus interest of 1.2% p.a. to 1.5% p.a.
(6) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

21. Other Payables - Other

		Bank		Consolidated
	2010	2009	2010	2009
Credit cards	7,680,076	5,499,247	7,680,076	5,499,247
Reserve for Labor and Civil Contingencies (Note 22.b)	4,192,143	4,547,098	4,379,842	4,732,023
Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (1)	1,577,181	1,371,588	1,577,181	1,371,588
Employee Benefit Plans (Note 34)	1,185,689	829,437	1,185,689	829,437
Payables for Acquisition of Assets and Rights (2)	634,352	799,122	635,746	799,195
Reserve for Contingencies - Responsibility of Former Controlling Stockholders (Note 22.h)	37,306	92,762	37,944	94,742
Accrued Liabilities
Personnel Expenses	1,024,260	1,060,777	1,084,608	1,105,303
Administrative Expenses	110,336	222,897	145,146	250,834
Other Payments	148,246	131,500	212,017	227,766
Insurance Transaction Debts	-	-	156,673	424,490
Creditors for Unreleased Funds	469,735	271,177	469,735	271,177
Provision of Payment Services	211,332	163,737	211,332	163,737
Agreements with Official Institutions	111,264	127,271	111,264	127,271
Payables to Suppliers	160,291	72,956	172,090	91,811
Other	1,493,536	2,372,136	1,779,337	2,299,729
Total	19,035,747	17,561,705	19,838,680	18,288,350
Current	13,008,485	11,283,527	13,561,651	11,760,662
Long-term	6,027,262	6,278,178	6,277,029	6,527,688

(1) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$98 million (2009 - US$190 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$173 million (2009 - US$190 million) , with charges equivalent to 6.2% p.a., payable semiannually until March, 2015 and the series 2008-2 was increased in the amount of US$100 million in the first quarter of 2010 amounting US$400 million (2009 - US$300 million), with charges equivalent to Libor (6 months) + 0.8%p.a., payable semiannually, , with the principal payable in 6 installments semiannually between March 2012 to September 2014 the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014, the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payable semiannually, with the principal payable in 14 semiannual installments from March 2013 to September 2019 and the series 2010-1, in the amount of US$247 million, with charges of Libor + 1.5% p.a., payable semiannually from March 2011, with the principal payable in 7 semiannual installments from March 2013 to March 2016.
(2) Refers basically to export note loan operations in the amount of R$578,325 (2009 - R$748,754).

22. Contingent Assets and Liabilities and Legal Obligations - Tax and Social Security

Banco Santander and its subsidiaries are parties in judicial and administrative proceedings involving tax, labor and civil matters arising in the normal course of their business.

Reserves were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Banco Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized reserves are sufficient to cover possible losses on the lawsuits.

a) Contingent assets

In the Bank and Consolidated, on December 31, 2010 and 2009 no contingent assets were accounted.

b) Contingent liabilities and legal obligations by nature

	Bank		Consolidated
	2010	2009	2010	2009
Reserve for Tax Contingencies (1) (Note 19)	6,523,044	5,003,557	8,302,715	6,434,315
Reserve for Labor and Civil Contingencies (Note 21)	4,192,143	4,547,098	4,379,842	4,732,023
Reserve for Labor Contingencies	2,709,904	3,005,466	2,808,836	3,094,615
Reserve for Civil Contingencies	1,482,239	1,541,632	1,571,006	1,637,408
Total	10,715,187	9,550,655	12,682,557	11,166,338

(1) Includes, mainly, legal obligations.

c) Changes in contingent liabilities and legal obligations

	Bank
	2010			2009
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of Period	5,003,557	3,005,466	1,541,632	1,460,410	1,217,540	398,029
Recognition Net of Reversal (1)	1,188,543	568,981	199,779	1,471,836	1,457,132	588,273
Inflation Adjustment	372,276	249,211	128,674	47,458	221,948	93,223
Merger of Corporate Participation (Note 15)	-	-	-	2,655,189	1,043,807	759,607
Write-offs Due to Payment (2)	(40,581)	(1,149,974)	(387,895)	(631,336)	(934,961)	(297,500)
Others	(751)	36,220	49	-	-	-
Balance at End of Period	6,523,044	2,709,904	1,482,239	5,003,557	3,005,466	1,541,632
Escrow Deposits - Other Receivables (3)	933,467	863,565	110,730	928,940	873,723	153,218
Escrow Deposits - Securities (3)	22,692	48,450	62,257	49,596	49,739	52,035

	Consolidated
	2010			2009
	Tax	Labor	Civil	Tax	Labor	Civil
Balance at Beginning of Period	6,434,315	3,094,615	1,637,408	5,521,211	2,220,208	1,188,825
Recognition Net of Reversal (1)	1,486,786	591,925	217,099	1,962,538	1,489,643	644,383
Inflation Adjustment	467,569	259,844	139,231	113,049	284,835	127,753
Acquisition/ Disposal of Shareholding
Interest (Note 15)	-	-	-	(678)	89,637	15,990
Write-offs Due to Payment (2)	(85,204)	(1,173,768)	(422,781)	(1,161,805)	(989,708)	(339,543)
Others	(751)	36,220	49	-	-	-
Balance at End of Period	8,302,715	2,808,836	1,571,006	6,434,315	3,094,615	1,637,408
Escrow Deposits - Other Receivables (3)	1,482,562	893,442	125,898	1,252,140	892,940	178,421
Escrow Deposits - Securities (3)	29,254	48,450	62,257	54,278	49,739	52,281

(1) There are tax risks in contingent tax and legal liabilities recognition in the period, under tax expenses, other operating expenses and income tax and social contribution.
(2) Includes the effects of the application of Law 11,941/2009 on lawsuits claiming about tax and social security debts (Note 22.d).
(3) Do not include escrow deposits for possible and/or remote contingencies and appeal deposits.

d) Legal obligations - tax and social security

In November 2009, the Banco Santander and its controlled entities joined the program of installments and payment of tax, debts and social security established by Law 11,941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the Conglomerate Santander's entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) CSLL equal tax treatment lawsuit filed by several companies of the Conglomerate Santander's entities challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of leasing revenue recognition.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as immediate payment, were recorded at the time of entry into the program.

The Banco Santander and its subsidiaries also accepted to pay in installments the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service (RFB), under the rules of the program. Thus, no accounting effect was recognized until as the formal consolidation of debts are not achieved. Therefore it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law 11,941/2009 are:

PIS and Cofins - R$4,574,541 in the Bank and R$5,127,722 in the Consolidated (2009 - R$3,317,827 in the Bank and R$3,739,729 in the Consolidated): lawsuit filed by several companies of the Conglomerate Santander against the provisions of article 3, paragraph 1 of Law 9,718/1998, pursuant to which PIS and Cofins must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court (STF), PIS and Cofins were levied only on revenues from services and sale of goods.

CSLL - equal tax treatment - R$185,067 in the Bank and R$287,194 in the Consolidated (2009 - R$180,452 in the Bank and R$258,985 in the Consolidated): lawsuits filed by several companies of the Conglomerate Santander challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%). These proceedings were not subject of the application of Law 11,941/2009.

Increase in CSLL tax rate - R$393,356 in the Bank and R$870,923 in the Consolidated (2009 - R$300,066 in the Bank and R$563,419 in the Consolidated): The Banco Santander and other companies of the Conglomerate Santander filed for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

e) Tax and social security contingencies

Refer to judicial and administrative proceedings related to taxes and social security classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded. The matters in dispute refer to the following:

Service Tax (ISS) - Financial Institutions - R$295,291 in the Bank and R$473,371 in the Consolidated (2009 - R$257,244 in the Bank and R$268,845 in the Consolidated): refers to discussions in several companies in administrative and judicial proceedings against several counties require payment of ISS on several revenues from operations that are not usually qualified as service.

Social Security Contribution (INSS) - R$235,581 in the Bank and R$259,526 in the Consolidated (2009 - R$181,353 in the Bank and R$209,045 in the Consolidated): refers to discussions in several companies in administrative and judicial proceedings seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the Social Security contribution.

Allowance for doubtful accounts - R$174,613 in the Bank and R$203,697 in the Consolidated (2009 - R$181,246 in the Bank and R$209,559 in the Consolidated): collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

f) Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provision are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel.

g) Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Banco Santander's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s arguments related to Plano Bresser, Verão and Collor II, and favorably related to Plano Collor I. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. The Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

h) Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$455,054, R$30,467 and R$6,839 (2009 - R$429,505, R$60,631 and R$32,131) in the Bank and 455,841, R$30,764 and R$7,180 (2009 - R$430,357, R$61,141 and R$33,601) in the Consolidated, respectively, recorded under “Other payables - tax and social security” (Note 19) and “Other payables - other” (Note 21) which responsibility of the former controlling stockholders of the acquired Banks and the insurances acquired by Santander Seguros. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$492,360 (2009 - R$522,267) in the Bank and R$493,785 (2009 - R$525,099) in the Consolidated, recorded under “Other receivables - other” (Note 12). These lawsuits have no effects on the balance sheet for the Bank and Consolidated.

i) Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels, as possible losses, which were not accounted for. The main lawsuits are:

CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. (Produban Informática) and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Banco Santander to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals (CARF), previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Banco Santander. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$537 million.

IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - the Federal Revenue Service issued an Infraction Notice against Banco Santander for the collection of IRPJ and CSLL for tax year bases of 2002 to 2006, on amounts reimbursed by the former controlling stockholder of Banco Santander for payments made by the Banco Santander that were the responsibility of the former controlling stockholder, which management circumstances caused the complaint on the settled obligations. The Federal Revenue Service inspection understood that the amount deposited in favor of Banco Santander refers to taxable income. On December 2010, the Tax Authorities issued an Infraction Notice to the tax year bases of 2005 and 2006. Referrals violation reports were subject to administrative appeal because the Banco Santander did not receive taxable income and had no equity increase resulting from these payments. The administrative proceedings are awaiting judgment. The updated amount of each proceeding is approximately R$597 million.

Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Banco Santander and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$379 million.

Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$245 million.

CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - Claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$177 million.

CSLL - Equal Tax Treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$161 million.

CSLL - Favorable and Unappealable Decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The Banco Santander has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. It is pending a definite judicial decision. The updated amount involved is approximately R$156 million.

IRPJ and CSL - Capital Gain - the Federal Revenue Service issued an infraction notice against Santander Seguros (merger of AAB Dois Par) to demand IRPJ and CSL related to year-base 2005, understanding that it would have had taxation for a lower tax rate when ABN AMRO Brasil Dois Participações S.A. sold its shareholdings held in Real Seguros and Real Vida e Previdência. The tax assessment notice was defended in the administrative level, therefore the Administration understand that the fiscal treatment in the operation was in accordance with tax legislation and the capital gain was properly taxed. The administrative proceeding is awaiting judgment. The amount involved is R$ 197 million.

Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

23. Stockholders’ Equity

a) Capital

According to the Banco Santander’s bylaws, the Banco Santander's capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of the Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders.

The paid-up capital is represented as follows:

	Shares in thousands
	2010			2009
	Common	Preferred	Total	Common	Preferred	Total
Brazilian Residents	38,084,679	36,130,149	74,214,828	33,546,259	32,004,313	65,550,572
Foreign Residents	174,757,053	150,072,236	324,829,289	179,295,473	154,198,072	333,493,545
Total	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130, without the issuance of new shares, through the incorporation of capital reserves which was ratified by Bacen on June 24, 2010.

On October 13, 2009, as a result of the Global Share Offering, the capital of Banco Santander was increased by 525,000,000 Units, each Unit represents 55 common shares and 50 preferred shares, all registered shares, without par value. On October 29, 2009 the number of shares initially offered in the Global Share Offering was increased by 6.85%, i.e., 35,955,648. Totaling an increase of R$13,182,458 and the transaction costs of R$193,616 were recorded as a debit in the capital reserve line.

The Extraordinary Shareholders' Meeting held on August 14, 2009 approved the capital increase of Banco Santander in the amount of R$2,471,413, with the issuance of 14,410,886 thousand shares (7,710,343 thousand are common shares and 6,700,543 thousand are preferred share), all of them registered and without par value, related to the share merger of Santander Seguros, Santander Brasil Asset and BCIS.

The Extraordinary Stockholders’ Meeting held on August 29, 2008 approved the increase in Banco Santander’s total capital from R$38,920,753, of which R$38,020,753 were allocated to Capital and R$900,000 to Capital Reserves, through the issuance of 189,300,327 thousand shares, (101,282,490 thousand are common shares and 88,017,837 thousand are preferred shared), without par value, related to the merger of shares of Banco Real and AAB Dois Par to the Banco Santander's Equity. The merger of shares and capital increase was approved by the Bank on January 27, 2009.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2010
	In thousands of	Brazilian Reais per thousand shares/Units
	Brazilian Reais (9)	Common	Preferred	Units
Interest on capital (1) (4)	400,000	0.9577	1.0535	105.3477
Intermediate dividends (2) (4)	500,000	1.1971	1.3168	131.6847
Interest on capital (3) (4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5) (8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6) (8)	430,000	1.0295	1.1325	113.2488
Intermediate dividends (7) (8)	1,280,000	3.0647	3.3711	337.1128
Total Accumulated as of December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The amounts for the Interest on Capital and Intermediate Dividends were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the Board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends will be paid after February 25, 2011, without any additional amount for monetary correction.
(9) The amount for to the intermediate dividends and interest on capital are fully input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

	2009
	In thousands of	Brazilian Reais per thousand shares/Units
	Brazilian Reais (5)	Common	Preferred	Units
Interest on capital (1)	340,000	0.9974	1.0972	n.a.
Interest on capital (2)	285,000	0.8361	0.9197	n.a.
Interim dividends (3)	327,400	0.7839	0.8623	86.2271
Intermediate dividends (3)	422,600	1.0118	1.1130	111.2999
Interest on capital (3) (4)	200,000	0.4789	0.5267	52.6738
Total Accumulated as of December 31, 2009	1,575,000

(1) Established by Board of Directors in April 2009. Common shares - R$0.8478 and Preferred shares - R$0.9326, net of taxes.
(2) Established by Board of Directors in June 2009. Common shares - R$0.7107 and Preferred shares - R$0.7817, net of taxes.
(3) Established by Board of Directors in December 2009.
(4) Common shares - R$0.4070 and Preferred shares - R$0.4477, net of taxes, and Units R$44.7728.
(5) The amount for to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends for the period ended December 31, 2009, which will be paid on February 22, 2010, without any additional amount for monetary correction.

c) Dividend equalization reserve

Limited to 50% of the capital, intended to assure funds for the payment of dividends, including in the form of interest on capital, or its prepayments, in order to maintain the flow of payments to stockholders.

d) Treasury shares

On February, 2009 the Banco Santander acquired 25,395 thousands own shares for the amount R$1,948. The Extraordinary Shareholders' Meeting held on August, 2009 decided the cancellation of shares of its own issuance held in treasury, without reducing capital, through the absorption of R$ 1,948 of the Capital Reserves account.

e) Adjustments on Previous Periods

Effects of change in accounting principles related to adjustments resulting from the adoption of Resolution CVM 600/2009 having effect for the periods ended since December 2010 (Note 3.j and Note 36.c).

f) Strategic Partner of Santander Conglomerate in Brazil and Latin America.

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL) signed a contract in terms of the Acquisition convertible bonds, regarding the subscription and payment by QHL the amount of US$ 2,718.8 million in bonds issued by Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% per annum in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Santander Conglomerate in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float before the end of 2014. Up to the moment of this publication, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

g) Buyback Program for Banco Santander´s Units

In November 9, 2010, Banco Santander Board of Directors approved in the meeting held on this date the buyback program for Banco Santander´s depositary share certificates (Units), to be held in treasury and subsequently sold (Buyback Program). The Buyback Program will cover the acquisition of up to 1,452,282 Units, representing 79,875,510 common shares and 72,614,100 preferred shares which, on September 30, 2010, corresponding to approximately 0.21% of the outstanding shares, as defined in the Instruction CVM 10. The Buyback Program has the only purpose of enabling the risk management resulting from the rendering of market maker services by Banco Santander of certain index funds every time the Units are included in the portfolio of the reference index of such funds. The repurchased Units shall be used by Banco Santander exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to Banco Santander risk management policy. The Units shall be purchased on the stock exchange, at their market price, through Santander CCVM.

h) Consolidated Stockholders’ Equity – Unrealized Results

The Consolidated Stockholders’ Equity is decreased by R$26,007 (2009 - R$34,753) of unrealized results and the realization of these results affected net income in R$6,615 (2009 - R$4,707).

24. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
	2010	2009
Adjusted Tier I Regulatory Capital (2)	44,883,986	42,352,612
Tier II Regulatory Capital	7,433,493	9,972,644
Adjusted Regulatory Capital (Tier I and II) (2)	52,317,479	52,325,256
Required Regulatory Capital	26,019,647	22,483,494
Adjusted Portion of Credit Risk (2)	23,480,589	20,607,792
Market Risk Portions (3)	1,077,100	844,882
Operational Risk Portion	1,461,958	1,030,820
Basel II Ratio	22.1%	25.6%

(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.
(3) Includes parcels for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of goods commodities (PCOM), the price of shares classified as trading portfolios (PACS), and parcels for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

Banco Santander, according to Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2010 and 2009, Banco Santander classifies for said index.

25. Related-Party Transactions

a) Key Management Personnel Compensation

The Extraordinary Shareholders’ Meeting held on April 27, 2010 approved the compensation proposal for the executives for 2010, with the global amount of R$246,560, as proposed by the Board of Directors on March 22, 2010. In this total amount, benefits up to R$7,480 and supplementary plans available up to de R$50,000, are considerate, atthe most.The Boardof Directors has also approved the global annual compensation amount for the Audit Committee totaling R$ 3,440.

b) Long-Term Benefits

The Bank, likewise Santander Spain and other companies controlled by Santander Group, develops long-term compensation programs linked to shares' market value, according to the accomplishment of the goals established for a certain period. (Note 34).

c) Short-Term Benefits

	Consolidated
Board of Directors’, Executive Board’s Compensation and Audit Committee	2010	2009
Fixed Compensation	45,078	35,258
Variable Compensation	162,732	121,490
Other	8,659	6,294
Total	216,469	163,042

d) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

e) Credit operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

f) Ownership interest

The table below shows the direct interest (common and preferred shares):

	2010
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (SIH) (1) (2)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	240,934	0.1%	220,512	0.1%	461,446	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,899,827	17.8%	35,957,557	19.3%	73,857,384	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

	2009
	Common		Preferred		Total
Stockholders'	Shares	(%)	Shares	(%)	Shares	(%)
	(in thousand of shares, except percentages)
Grupo Empresarial Santander, S.L.(1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.(1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S.A. (3)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,283,259	15.6%	31,758,342	17.1%	65,041,601	16.3%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(2) On August, 2010, a F-1 filling took place at CVM and SEC, which reported on the intention of sale of equity interest held by SIH, in the form of ADRs, in the United States market. Therefore, 4,538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). Among the months August to December 2010, the ownership interest by SIH in the form of ADRs was totally sold, 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.
(3) The Merger of Shares of Santander Seguros, was carried to mutual participation between Santander and Santander Seguros, which will be eliminated within a maximum of one year from the Extraordinary General Meeting which approved and the Merger of Shares, as provided rules in force.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

g) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutativity condition.

In September 2010 the Board of Directors approved the Policy on Related Party Transactions of the Company, to ensure that all transactions are made on politics typified in view the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

	Bank
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	315,932	-	295,448	-
Banco Santander Espanha	315,203	-	294,539	-
Others	729	-	909	-
Interbank Investments	24,239,432	1,912,635	16,602,586	1,594,577
Aymoré CFI	20,066,804	1,869,827	15,282,350	1,543,283
Banco Santander Espanha	3,930,129	2,384	993,768	2,463
Others	242,499	40,424	326,468	48,831
Securities	29,563,806	2,624,597	26,939,209	2,135,984
Santander Leasing	29,563,806	2,624,597	26,939,209	1,599,329
SB Leasing	-	-	-	294,562
ABN Leasing	-	-	-	241,835
Others	-	-	-	258
Derivatives Financial Instruments - Net	(96,989)	(13,712)	(72,941)	(459,003)
Santander Benelux, S.A., N.V. (Santander Benelux)	(118,521)	32,111	(66,259)	(320,972)
Real Fundo de Investimento Multimercado Santillana Crédito Privado (Fundo de Investimento Santillana)	26,450	(86,572)	5,739	(182,833)
Abbey National Treasury Services Plc (Abbey National Treasury)	(33,076)	14,737	(24,028)	(2,836)
Others	28,158	26,012	11,607	47,638
Dividends and Bonuses Receivables	484,614	-	265,588	-
Santander Seguros	248,505	-	187,504	-
Santander Leasing	44,508	-	47,422	-
Aymoré CFI	63,485	-	-	-
Others	128,116	-	30,662	-
Trading	294,000	-	251	-
Santander Benelux	258,261	-	-	-
Abbey National Treasury	18,817	-	-	-
Banco Santander Espanha	16,922	-	251	-
Foreign Exchange Portfolio - Net	26,756	367	35,967	66,278
Banco Santander Espanha	26,756	367	35,967	66,278
Receivables from Affiliates	85,014	269,548	393,385	2,563,889
Santander Seguros	68,844	38,513	375,215	-
Santander Capitalização	2,295	35,414	4,021	31,329
Aymoré CFI	-	107,885	-	14,375
Banco Santander Espanha	308	16,755	102	114,004
Santusa Holding, S.L.	-	-	-	2,360,208
Others	13,567	70,981	14,047	43,973
Other Receivables - Other	161,908	69,811	107,972	17,890
Brazil Foreign Diversified Payment Rights Finance Company (Brazil Foreign)	131,699	-	106,749	-
Banco Santander Espanha	26,745	57,227	-	15,990
Aviación Antares, A.I.E.	-	9,449	-	-
Others	3,464	3,135	1,223	1,900
Deposits	(38,227,893)	(3,366,791)	(34,003,663)	(2,801,601)
Santander Leasing	(25,065,375)	(2,160,130)	(20,728,417)	(1,285,645)
Aymoré CFI	(9,137,666)	(1,012,853)	(11,450,555)	(724,792)
Banco Madesant - Sociedade Unipessoal, S.A.	(1,857,963)	(25,143)	-	-
SB Leasing	-	-	-	(282,089)
ABN Leasing	-	-	-	(258,784)
Others	(2,166,889)	(168,665)	(1,824,691)	(250,291)
Repurchase Commitments	(2,666,808)	(116,044)	(771,795)	(47,882)
Fundo de Investimento Santillana	(198,165)	(16,166)	(192,139)	(7,922)
Santander CCT	-	(1,054)	(80,879)	(685)
Real CHP S.A.	(55,694)	(5,257)	(57,917)	-
Webmotors S.A.	(42,071)	(3,240)	(29,990)	(3,016)
SB Consórcio	(135,170)	(10,887)	(96,953)	(5,217)
Isban Brasil S.A.	(89,162)	(8,656)	(112,134)	(4,337)
Fundo de Investimento Multimercado Menorca Crédito Privado (Fundo de Investimento Menorca)	-	-	(106,490)	-
Produban Informática	(39,188)	(2,663)	(43,138)	(3,053)
Santander Fundo de Investimento Financial Renda Fixa	(1,038,101)	(38,226)	-	-
Santander Leasing	(1,000,000)	(16,841)	-	-
Others	(69,257)	(13,054)	(52,155)	(23,652)
Borrowings and Onlendings	(2,246,024)	(153,476)	(3,288,502)	(179,007)
Banco Santander Espanha	(2,167,452)	(145,943)	(2,741,696)	(166,851)
Abbey National Beta Investments Limited (Abbey National Beta)	-	(7,415)	(387,616)	(1,869)
Others	(78,572)	(118)	(159,190)	(10,287)
Dividends and Bonuses Payables	(1,704,884)	-	(1,288,556)	-
Sterrebeeck B.V.	(976,922)	-	(730,728)	-
Grupo Empresarial Santander, S.L.	(726,925)	-	(537,312)	-
Others	(1,037)	-	(20,516)	-
Payables from Affiliates	(9,207)	(183,837)	(11,036)	(169,895)
Produban Informática	-	(109,010)	-	(99,343)
Isban Brasil S.A.	(228)	(50,320)	-	(42,061)
Microcrédito	(2,258)	(20,961)	(1,593)	(19,283)
Banco Santander Espanha	(6,044)	(485)	(8,755)	(700)
Others	(677)	(3,061)	(688)	(8,508)

	Bank
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Other Payables - Other	(1,708,023)	(75,885)	(3,038,807)	(360,260)
Banco Santander Espanha	-	41,209	(1,667,219)	(197,147)
Brazil Foreign	(1,708,023)	(48,879)	(1,371,588)	(52,285)
Ingeniería de Software Bancario, S.L. (Ingeniería)	-	(19,722)	-	(20,689)
Santander Investment Securities Inc.	-	-	-	(44,757)
Others	-	(48,493)	-	(45,382)

	Consolidated
	2010		2009
	Assets	Income	Assets	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash	315,932	-	295,448	-
Banco Santander Espanha	315,203	-	294,539	-
Others	729	-	909	-
Interbank Investments	3,930,129	3,413	993,768	4,950
Banco Santander Espanha	3,930,129	2,384	993,768	2,463
Abbey National Treasury	-	1,029	-	2,487
Derivatives Financial Instruments - Net	(116,390)	(27,452)	(84,556)	(468,098)
Santander Benelux	(118,521)	32,111	(66,259)	(320,972)
Fundo de Investimento Santillana	26,450	(86,572)	5,739	(182,833)
Abbey National Treasury	(33,076)	14,737	(24,028)	(2,836)
Others	8,757	12,272	(8)	38,543
Trading	294,000	-	251	-
Banco Santander Espanha	16,922	-	251	-
Santander Benelux	258,261	-	-	-
Abbey National Treasury	18,817	-	-	-
Foreign Exchange Portfolio - Net	26,756	367	35,967	66,278
Banco Santander Espanha	26,756	367	35,967	66,278
Receivables from Affiliates	308	18,136	102	2,487,028
Banco Santander Espanha	308	16,755	102	114,004
Santusa Holding, S.L.	-	-	-	2,360,208
Others	-	1,381	-	12,816
Other Receivables - Other	160,938	66,676	106,788	16,794
Brazil Foreign	131,699	-	106,749	-
Banco Santander Espanha	26,782	57,227	13	15,990
Aviación Antares, A.I.E.	-	9,449	-	-
Others	2,457	-	26	804
Deposits	(1,907,714)	(25,937)	(275)	(18,891)
Banco Madesant - Sociedade Unipessoal, S.A.	(1,857,963)	(25,143)	-	-
Fundo de Investimento Menorca	-	-	(3)	(11,940)
Others	(49,751)	(794)	(272)	(6,951)
Repurchase Commitments	(329,689)	(27,883)	(458,612)	(15,540)
Fundo de Investimento Santillana	(198,165)	(16,166)	(192,139)	(7,922)
Fundo de Investimento Menorca	-	-	(106,490)	-
Produban Informática	(39,188)	(2,663)	(43,138)	(3,053)
Isban Brasil S.A.	(89,162)	(8,656)	(112,134)	(4,337)
Others	(3,174)	(398)	(4,711)	(228)
Borrowings and Onlendings	(2,246,024)	(153,476)	(3,288,625)	(179,007)
Banco Santander Espanha	(2,167,452)	(145,943)	(2,741,696)	(166,851)
Abbey National Beta	-	(7,415)	(387,616)	(1,869)
Others	(78,572)	(118)	(159,313)	(10,287)
Dividends and Bonuses Payables	(1,704,884)	-	(1,392,079)	-
Sterrebeeck B.V.	(976,922)	-	(739,683)	-
Grupo Empresarial Santander, S.L.	(726,925)	-	(570,414)	-
Others	(1,037)	-	(81,982)	-
Payables from Affiliates	(6,581)	(161,658)	(9,096)	(145,565)
Banco Santander Espanha	(6,353)	(485)	(9,096)	(700)
Produban Informática	-	(109,010)	-	(99,343)
Isban Brasil S.A.	(228)	(50,320)	-	(42,061)
Others	-	(1,843)	-	(3,461)
Other Payables - Other	(1,760,381)	(75,885)	(3,098,729)	(360,125)
Banco Santander Espanha	-	41,209	(1,667,219)	(197,147)
Brazil Foreign	(1,708,023)	(48,879)	(1,371,588)	(52,285)
Ingeniería	-	(19,722)	-	(20,689)
Santander Investment Securities Inc.	-	-	-	(44,757)
Produban Servicios Informáticos Generales, S.L.	-	(15,868)	-	(15,318)
Others	(52,358)	(32,625)	(59,922)	(29,929)

26. Income from Services Rendered and Banking Fees

	Bank		Consolidated
	2010	2009	2010	2009
Revenue from Services Provided	5,118,165	3,963,143	5,648,331	5,277,294
Lending Operations	182,439	302,673	201,336	390,837
Insurance	977,520	720,276	1,040,813	890,011
Income from Fund Management	971,671	712,296	1,143,415	894,636
Credit Cards	1,290,598	928,667	1,290,598	1,208,103
Check Account Services	305,103	282,477	302,401	312,205
Securities Brokerage and Placement Services	156,589	137,756	301,039	322,689
Receiving Services
Collection	401,645	339,094	401,204	393,606
Bills, Taxes and Fees	107,450	97,374	107,451	114,025
Guarantees Provided	248,187	203,648	248,187	219,749
Others	476,963	238,882	611,887	531,433
Income from Banking Fees	1,769,354	1,487,663	2,155,150	2,102,654
Current Account and Fees	1,312,073	1,051,927	1,312,073	1,267,410
Loans	455,131	433,481	778,501	801,553
Others	2,150	2,255	64,576	33,691
Total	6,887,519	5,450,806	7,803,481	7,379,948

27. Personnel Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Compensation	2,714,527	2,199,068	2,851,233	2,775,388
Charges	1,126,878	938,731	1,181,505	1,189,562
Benefits	846,453	642,742	890,708	801,722
Training	92,391	83,329	93,114	88,393
Others	4,265	5,125	4,439	6,919
Total	4,784,514	3,868,995	5,020,999	4,861,984

28. Other Administrative Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Depreciation and Amortization (1)	4,203,274	3,814,828	4,351,136	4,002,472
Outside and Specialized Services	1,655,221	1,460,144	1,802,120	1,835,097
Communications	562,788	536,444	580,300	638,817
Data Processing	979,209	816,973	992,066	1,000,697
Advertising, Promotions and Publicity	335,339	464,618	370,589	556,763
Rentals	456,336	383,331	464,839	465,120
Transportation and Travel	367,666	280,872	389,013	362,167
Financial System Services	201,197	305,832	223,698	392,715
Security Services	300,375	230,674	302,621	268,247
Asset Maintenance and Upkeep	175,608	142,328	178,503	175,478
Water, Electricity and Gas	143,708	116,478	145,440	137,399
Materials	97,823	78,482	99,734	92,362
Others	260,866	212,245	278,550	273,062
Total	9,739,410	8,843,249	10,178,609	10,200,396

(1) Includes goodwill amortization of R$3,135,319 (2009 - R$2,808,885) in the Bank and R$3,241,194 (2009 - R$2,876,821) in the Consolidated (Note 17).

29. Tax Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Cofins (Contribution for Social Security Financing)	1,175,417	1,071,907	1,344,281	1,443,970
ISS (Tax on Services)	313,488	260,626	369,584	352,669
PIS/Pasep (Tax on Revenue)	191,005	174,195	219,255	232,827
Others	404,371	301,277	461,177	427,711
Total	2,084,281	1,808,005	2,394,297	2,457,177

30. Other Operating Income

	Bank		Consolidated
	2010	2009	2010	2009
Monetary Adjustment of Escrow Deposits	298,158	357,459	345,414	472,817
Recovery of Charges and Expenses	429,786	372,864	310,750	485,871
Reversal of Operating Accruals
Tax (Note 22.c)	-	80,170	9,370	256,902
Labor (Note 22.c)	-	-	1,358	3,619
Civil (Note 22.c)	-	-	6,971	5,752
Others	439,863	26,645	490,591	136,993
Monetary Variation	13,663	10,611	13,906	14,344
Dividends and Bonuses	338,090	218,616	17,934	20,138
Impairment Valuation	3,213	-	3,837	-
Others	148,925	239,015	243,911	459,842
Total	1,671,698	1,305,380	1,444,042	1,856,278

31. Other Operating Expenses

	Bank		Consolidated
	2010	2009	2010	2009
Operating Accruals
Labor (Note 22.c)	568,981	1,457,132	593,283	1,493,262
Civil (Note 22.c)	199,779	588,273	224,070	650,135
Tax (Note 22.c)	103,139	142,550	112,482	260,013
Other (1)	631,280	1,357,829	762,877	1,606,046
Credit Cards	487,378	312,243	487,378	406,722
Actuarial Losses - Pension Plan (Note 34.a)	178,235	98,866	178,235	98,866
Monetary Losses	32,848	98,000	35,350	108,446
Legal Fees and Costs	68,567	100,657	70,290	115,341
Serasa/SPC (Credit Reporting Agency)	48,841	49,702	57,684	65,189
Interest on Sale of the Right to Receipt Future Flows of Payment Orders from Abroad (2)	(4,374)	(89,997)	(4,374)	(89,997)
Impairment Valuation (3)	-	848,601	-	848,599
Brokerage Fees	36,938	35,068	36,963	42,248
Commissions	39,061	16,402	56,936	33,023
IOF (Taxes on Banking Transactions)	11,862	15,097	11,878	15,268
Others Expenses Losses	159,367	157,919	186,388	186,506
Others	573,759	431,576	691,566	819,915
Total	3,135,661	5,619,918	3,501,006	6,659,582

(1) Includes accrued expenses related to the operating and commercial integration of the activities of Banco Real.
(2) Includes income of Brazilian Real's exchange variation amounting R$54,448 (2009 - R$159,161).
(3) In 2009, includes a provision for impairment losses over the purchase of contracts for provision of banking services in the amount of R$818,843. This impairment was recognized due to: (i) change in the Law of the portability of current accounts which allowed customers to choose the Banco Santander which they want to receive their salaries; (ii) reduction on the market value of contracts for provision of banking services; and (iii) the contracts termination experience.

32. Nonoperating Result

	Bank		Consolidated
	2010	2009	2010	2009
Result on Sale of Investments (1)	177,804	3,596,175	178,165	3,944,247
Result on Sale of Other Assets	176,005	(24,407)	176,506	(24,773)
Reversal (Recognition) of Allowance for Losses on Other Assets	23,620	60,170	23,854	52,196
Expense on Assets Not in Use	(28,504)	(32,042)	(29,170)	(32,468)
Gain (Losses) of Capital	9,552	(2,700)	16,232	(15,663)
Other Income (Expenses)	42,422	188,853	26,980	203,600
Total	400,899	3,786,049	392,567	4,127,139

(1) In 2009, includes R$3,544 million in the Bank and R$3,891 million in the Consolidated as net gain on partial disposal of investments on Visanet, CBSS, TecBan, Serasa and BM&FBovespa (Note 15).

33. Income Tax and Social Contribution

	Bank		Consolidated
	2010	2009	2010	2009
Income Before Taxes on Income and Profit Sharing	5,012,516	2,480,126	6,336,239	3,753,163
Profit Sharing	(1,073,181)	(730,097)	(1,150,251)	(854,398)
Interest on Capital	(1,760,000)	(825,000)	(1,769,126)	(832,634)
Unrealized Profits	-	-	(6,615)	(4,707)
Income Before Taxes	2,179,335	925,029	3,410,247	2,061,424
Total Income and Social Contribution Tax at the Rates of 25% and 15%, Respectively	(871,734)	(370,012)	(1,364,099)	(824,570)
Equity in Subsidiaries	725,651	864,110	712	67,435
Nondeductible Expenses, Net of Non-Taxable Income	39,688	6,211	44,418	32,620
Exchange Variation - Foreign Branches	(196,941)	(615,733)	(196,941)	(634,492)
Effect of Income and Social Contribution Taxes on Prior Year's Temporary Differences	120,401	136,556	124,007	157,440
Effects of Change in Rate of 9% (1)	12,684	(8,336)	51,909	67,409
Other Adjustments	87,599	38,367	86,513	94,772
Income and social contribution taxes	(82,652)	51,163	(1,253,481)	(1,039,386)

1) Provisional Act 413 was issued on January 3, 2008 (converted into Law 11,727/2008), which established, among other provisions, an increase in social contribution on net income (CSLL) from 9 to 15 percent for financial institutions and insurance and capitalization entities. The Provisional Act became effective on May 1, 2008. For the other companies the social contribution tax rate is 9%.

34. Employee Benefit Plans - Post-Employment Benefits

a) Supplemental Pension Plan

Banco Santander and its subsidiaries sponsor the closed private pension, private pension and welfare plans, with the purpose of granting pensions additional to that provided by Social Security, as defined in the basic rules of each plan.

I) Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

Plan I: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975 called Participants Recipients, and those hired by May 22, 1975 called Participants Aggregates, who are also entitled to death benefits.

Plan II: defined benefit plan effective July 27, 1994, when the new text of the Statutes and Basic Regulations of Plan II came into effect, Plan I participants who opted for the new plan began contributing 44.9% of the funding rate established by the actuary for each period.

Plan V: defined benefit plan fully defrayed by the Banco Santander, covers employees hired on or after May 22, 1975.

Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev. This Plan, effective January 1, 2000, is provided only to employees hired until May 22, 1975.

Plan III: defined benefit plan covers employees hired on or after May 22, 1975, previously enrolled in Plans I and II. In this plan, contributions are made by both the sponsor and participants.

Plan IV: defined benefit plan covers employees hired on or after November 27, 2000, in which the sponsor contributes only to risk benefits and administrative costs.

II) Sanprev - Santander Associação de Previdência (Sanprev)

Plan I: was established on September 27, 1979 as a defined benefit plan for employees of plan sponsors, and has been in the process of discontinuance since July 1, 1996.

Plan II: provides a risk coverage, temporary supplemental pension, disability retirement, lump-sum death benefit, supplemental sick pay and birth grant, for employees of plan sponsors and is funded exclusively by the sponsors through monthly contributions corresponding to 1.16% of the total payroll, structured as a defined benefit plan. Monthly contributions are apportioned as follows: 0.28% for risk benefits and 0.88% for the administrative program.

Plan III: provides period-certain annuity and monthly life annuity for employees of contributing sponsors and is structured as a defined contribution plan, whereby contributions are freely made by participants starting at 2% of the contribution salary.

III) Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

IV) Other Plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): defined contribution plan, which was redesigned since June 2009, with shared contribution between employee and company. SantanderPrevi is a private pension entity engaged in providing social security benefit plans which are supplementary to the government social security plan, in accordance with prevailing legislation. After approval of the Board and the Sponsors' Meeting, held on January 12, 2010, was approved the change in the name of HolandaPrevi - Sociedade de Previdência Privada to SantanderPrevi - Sociedade de Previdência Privada, whose case was approved on July 7, 2010 by the National Superintendency of Pension Funds (Previc).

Fundação América do Sul de Assistência e Seguridade Social (Fasass): In July, 2009, after the approval of the Supplementary Pension Plan Secretariat (SPC), the individual reserves of defined benefit and variable contribution private pension plans, under the responsibility of Fasass, were transferred to the private pension plan company which is not a member of the Santander Group. The purpose of this operation is to offer to the assisted members and beneficiaries the option of receiving a benefit equivalent to that of the PGBL (pension plan similar to a life insurance), in view of the cancellation of the sponsorship by the Bank, approved by SPC on February 27, 2009. For the members who joined the new plans (PGBLs), Banco Santander transferred R$26,963, to form the Mathematical Reserve for Benefits Granted.

Previban - Previdência Privada Paraiban (Previban): In March de 2009, the withdrawal of Previban sponsoring was completed with the settlement of R$213 in actuarial obligations.

Banco Santander and subsidiary companies are the sponsor of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

Determination of Liabilities (Assets) Net Actuarial

				2010
	Banesprev	Sanprev	Other
		Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	13,698,562	76,656	331,996	948,720
Fair Value of Plan Assets	(12,792,550)	(147,714)	(2,491)	(1,247,908)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and Others Allowed Deferrals	(867,314)	-	(139,384)	-
Actuarial Gains	454,616	21,219	-	113,177
Value Unrecognized as Asset	159,176	49,839	-	186,011
Net Actuarial Liability (Asset) at December 31, 2010	652,490	-	190,121	-
Payments Made	107,631	-	38,200	-
Expenses Recorded	(127,580)	-	(50,655)	-
Actual Return on Plan Assets	1,938,737	15,441	-	92,475

				2009
	Banesprev	Sanprev	Other
		Plans I and II	Plans	Bandeprev
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	12,317,894	74,500	304,871	883,545
Fair Value of Plan Assets	(11,638,202)	(140,487)	(2,451)	(1,223,946)
Adjustments for Allowed Deferrals (Not recognized):
Actuarial Losses and Others Allowed Deferrals	(690,858)	-	(124,743)	-
Actuarial Gains	369,778	21,652	-	112,570
Value Unrecognized as Asset	255,408	44,335	-	227,831
Net Actuarial Liability (Asset) at December 31, 2009 (1) (2)	614,020	-	177,677	-
Net Actuarial Accrued Liability at December, 2009	341,865	-	185,865	-
Payments Made	82,649	770	35,892	1,794
Expenses Recorded	(42,986)	-	(55,880)	-
Actual Return on Plan Assets	745,687	16,069	607	215,113

(1) The surplus shown was not considered in the financial statements.
(2) Adjusted for comparison purposes as required by Resolution CVM 600/2009.

In Consolidated, the recorded amounts related to defined contribution plans amounted to R$632 (2009 - R$3,142).

Actuarial Assumptions Adopted in Calculations

Nominal discount rate for actuarial obligation:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 10.7% (2009 - 11.1%).

Expected rate of return on plan assets:
- Banesprev - Plan I - 11.3% (2009 -12.1%).
- Banesprev - Plan II - 11.1% (2009 -12.5%).
- Banesprev - Plan III - 11.3% (2009 -12.5%).
- Banesprev - Plan IV - 12.2% (2009 -10.6%).
- Banesprev - Supplementary retirement and pension plan - 11.4% (2009 -11.1%).
- Banesprev - Plan V - 11.0% (2009 - 10.8%).
- Sanprev - 11.1% (2009 - 10.6%).
- Bandeprev - 11.0% (2009 -10.0%)
- SantanderPrevi - 10.8% (2009 - 9.7%)
- Other Plans: null - the plan does not have assets.

Estimated long-term inflation rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.4% (2009 - 4.2%).

Estimated salary increase rate:
- Banesprev, Sanprev, SantanderPrevi, Bandeprev Basic and Other Plans - 4.9% (2009 - 4.7%).

b) Health and Dental Care Plan

Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A: entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

SantanderPrevi’s Retirees: retirees’ health care plan is a lifetime benefit and receives a subsidy of 30% of the basic plan cost from the sponsor, payable only to beneficiaries entitled to the benefits through December 31, 2002. Costing is made directly by the sponsor.

Former Employees of Banco Real (Retiree by Circulares): The health care plan of the former employees of Banco Real is a lifetime benefit and receives a subsidy of 90% of the basic plan cost from the sponsor.

Bandeprev’s Retirees: health care plan of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which the Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

Officer with Lifetime Benefits (Lifetime Officers): lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. who held an officer position at Banco Sudameris Brasil S.A. for a period of 10 years or more (closed group).

Life Insurance for Banco Real’s Retirees (Life Insurance): life insurance policy for former employees of Banco Real. Upon the death of the beneficiary, his/her dependent receives a lump-sum death benefit and, upon the death of the beneficiary’s spouse, the beneficiary receives 50% of such amount. Banco Santander subsidizes 45% of the total premium (closed group).

Free clinic: a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

Plasas: voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Banco Santander health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Banco Santander’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

		2010		2009
	Cabesp	Other Plans	Cabesp	Other Plans
Reconciliation of Assets and Liabilities
Present value of Actuarial Obligations	3,928,315	342,329	3,595,279	270,279
Fair Value of Plan Assets	(4,018,263)	(108,799)	(3,581,040)	(102,410)
Adjustments for Allowed Deferrals (Not Recognized):
Unrecognized Actuarial Losses	-	(10,099)	(163,934)	(5,314)
Actuarial Losses and Others Allowed Deferrals	-	29,591	-	54,449
Actuarial Gains	89,948	90,055	149,695	84,703
Net Actuarial Liability (Asset) at December (1) (2)	-	343,077	-	301,707
Net Actuarial Accrued Liability at December, 2009	-	-	-	301,707
Payments Made	38,627	15,168	37,496	6,063
Expenses Recorded	(39,015)	(56,356)	-	(29,804)
Actual Return on Plan Assets	569,999	6,637	898,748	10,634

(1) The surplus shown was not considered in the financial statements.
(2) Adjusted for comparison purposes as required by Resolution CVM 600/2009.

c) Share-Based Compensation

Banco Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

c.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates - Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). The characteristic of each plan are:

SOP Plan: It is a three-year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

c.1.1.) SOP Fair Value and Plans Performance Parameters

For accounting of the SOP and PSP plans, an Independent Consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted:

	Total Shareholder Return (TSR)		Net Income
	% of Exercisable	Probability of		% of Exercisable Shares, Considering
TSR Rank	Shares	Occurrence	Year	the Probability of Occurrence
1 st	50%	0.00%	2009	10.00%
2 nd	35%	0.02%	2010	7.15%
3 rd	25%	95.75%	2011	4.86%
4 th	0%	4.23%	Accumulate	15.03%
For measurement of the fair value of the options in the plans, the following premises were made based on the binomial method:
Volatility				57.37%
Rate of Dividends - SOP Plan				5.43%
Vesting Period - SOP Plan				2.72 years
Average exercise time - SOP Plan				3,72 years
Risk-Free Rate - SOP Plan				11.18%
Probability of Occurrence for SOP and PSP				60.93%
Fair value of the shares - SOP Plan				R$7,19
Average price of shares SANB11 in the 15 previous days to December 31, 2010 - PSP Plan				R$21,90

On 2010, pro-rata day expenses amounting R$20.145 in the Bank R$20.976 in the Consolidated relating to the SOP plan and R$6.191 in the Bank R$6.525 in the Consolidated relating to the PSP plan.

			Date of		Date of	Date of
	Number of	Exercise Price	Concession	Employees	Commencement	Expiry of Exercise
	Units	In Brazilian Reais	Year	Group	of Exercise Period	Period
Balance on December 31, 2009
Granted SOP options	15,500,000	23.50	2010	Executives	03/fev/2010	30/jun/2014
Granted PSP options	1,471,475	-	2010	Executives	03/fev/2010	30/jun/2012
Cancelled SOP options	(2,877,141)	23.50	2010	Executives	03/fev/2010	30/jun/2014
Cancelled PSP options	(179,802)	-	2010	Executives	03/fev/2010	30/jun/2012
Final Balance on December 31, 2010	13,914,530
SOP Plan	12,622,859	23.50	2010	Executives	03/fev/2010	30/jun/2014
PSP Plan	1,291,673	-	2010	Executives	03/fev/2010	30/jun/2012
Total	13,914,532

c.2) Global Program

(i) Plan I-06

In 2004, Banco Santander created a long-term incentive plan for its executives (I06), linked to the attainment of two goals related to the controlling stockholder’s shares: appreciation of share price and growth of earnings per share. The conditions to receive the income were met and the variable compensation was paid from January 15, 2008 to January 15, 2009, at the price of €9.09 per stock option.

(ii) Long-term Incentive Policy

The meeting of the Board of Directors’ of Santander Spain, held on March 26, 2008, approved the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives appointed by the Executive Board or the Executive Committee.

This plan involves three-year cycles for the delivery of shares to the beneficiaries, so that each cycle is started within a year, and starting 2009, ends in the following year. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan. Accordingly, the first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/ Plan I11/ Plan I12 and Plan I13).

A maximum number of shares in each cycle is established for each beneficiary that continued to work in the Santander Spain Group during the plan. The goals whose attainment determine the number of shares granted, are defined by comparing the Santander Spain Group’s performance with the Benchmark Group’s performance (financial institutions) and are related to two parameters: RTA and Earnings/Benefit per Share (BPA) growth.

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

For the 4th cycle, only one performance parameter ought to be considered, which has 100% weigh in the distributed shares calculations: the Group´s TSR.

c.2.1) Global Plan Fair Value

It was assumed that the beneficiaries will not leave the Banco Santander’s employ during the term of each plan.The fair value of the 50% linked to the Banco Santander’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousands simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	Plan I09	Plan I10	Plan I11	Plan I12
Expected volatility (*)	16.25%	15.67%	19.31%	42.36%
Annual dividend yield based on last five years	3.23%	3.24%	3.47%	4.88%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.47%	4.50%	4.84%	2.04%

(*) Calculated on the basis of historical volatility over the corresponding period (two or three years)

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

		Euros			Date of	Date of
	Number of	Exercise	Concession	Employees	Commencement	Expiry of Exercise
	Shares	Price	Year	Group	of Exercise Period	Period
Balance on December 31, 2007	7,996,687
Exercised Options (Plan I06)	(4,657,550)	9.09	-	Executives	15-Jan-08	15-Jan-09
Granted Options (Plan I11)	2,311,231	-	2008	Executives	21-Jun-08	31-Jul-11
Balance on December 31, 2008	5,650,368
Cancelled Options (Plan I06)	(1,261,450)	9.09	-	Executives	15-Jan-08	15-Jan-09
Exercised Options (Plan I09)	(681,767)	-	2007	Executives	23-Jun-07	31-Jul-09
Cancelled Options (Plan I09)	(152,565)	-	2007	Executives	23-Jun-07	31-Jul-09
Granted Options (Plan I12)	455,008	-	2009	Executives	19-Jun-09	31-Jul-12
Balance on December 31, 2009	4,009,594
Exercised Options (Plan I10)	(1,161,014)	-	2007	Executives	23-Jun-07	31-Jul-10
Cancelled Options (Plan I10)	(82,341)	-	2007	Executives	23-Jun-07	31-Jul-10
Granted Options (Plan I12)	86,198	-	2009	Executives	19-Jun-09	31-Jul-12
Granted Options (Plan I13)	597,811	-	2010	Executives	1-Jul-10	31-Jul-13
Balance on December 31, 2010	3,450,248
Plan I11	2,311,231	-	2008	Executives	21-Jun-08	31-Jul-11
Plan I12	541,206	-	2009	Executives	19-Jun-09	31-Jul-12
Plan I13	597,811	-	2010	Executives	1-Jul-10	31-Jul-13
Total	3,450,248

On 2010, pro-rata expenses were registered in the amount of R$13,787 (2009 - R$18,563) in the Bank and R$14,393 (2009 - R$19,893) in the Consolidated, related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. These amounts include the "pro rata" expenses for Plan I10, which had its last cycle closed in July, 2010.

d) Share-Based Bonus

The Annual Shareholders’ Meeting of Banco Santander Espanha, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, will be submitted to the approval of the Appointment and Compensation Committee at the meeting to be held on February 1, 2011, and to the resolution of the Board of Directors at the meeting to be held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of shareholders through a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

The plan will not lead to a dilution of Banco Santander’s capital stock, as participants will not be shareholders of the bank, nor will they be entitled to any other rights or privileges enjoyed by said shareholders.

Considering the evidence of a probable cash outlay under the plan’s terms and based on reliable estimates, expenses of R$48,544 were recorded in December 2010 referring to the provision for Share-Based Bonus.

35. Risk Management Structure

Banco Santander operates according to global policies, classified based on the risk appetite of the Santander Group in Spain, aligned with the objectives in Brazil and worldwide, taking into consideration the guidance of the Board of Directors and in compliance with Bacen regulations and good international practices, to hedge capital and ensure the profitability of business. When conducting its business, Conglomerate Santander is mainly exposed to the following risks:

- Credit risk is the possibility of loss stemming from the total or partial failure of customers or counterparties to meet their financial obligations to the Banco Santander. The objective of credit risk management is to provide insights to define strategies and set limits, covering the analysis of exposures and trends, as well as the efficiency of the credit policy. The goal is to maintain a minimum return that compensates the estimated risk of default, the client and the portfolio.

- Market risk is the exposure to risk factors such as interest rates, foreign exchange rates, commodity prices, equity prices, and other amounts depending on the type of product, transaction volume, maturity, contract terms and conditions, and underlying volatility. Market risk management uses practices that include measuring and monitoring the use of limits previously set in internal committees, the value at risk of portfolios, the sensitivities to fluctuations in interest rates, foreign exchange exposure, liquidity gaps, among other practices that permit monitoring risks that might impact the portfolio positions in the different marketplaces where the Bank operates.

- Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events and interruption of activities. The objective of operational risk management and control is to ensure the internal control system efficiency, prevent, mitigate and reduce operational risk events and losses and business continuity.

- Compliance risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. Compliance risk management has a proactive focus on this risk, including monitoring, education, and communication.

- Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Reputational risk is managed through the involvement of the right business owner with the right clients.

Risk Management is Based on the Following Principles:

- Participation of key-people: executives are part of the credit decision-making process, including the participation of the president in the risk committee;

- Independency of the Risk Function towards the business: In the organizational structure, the Risk Function is represented by a vice-presidency, which is independent from the business department, which reports to the presidency. This flow is fundamental in order to exist independency and autonomy in the risk control vision;

- Collective decision-making: the Risk Function uses a structure of governance/committees which guarantees the decisions are not made solely by individuals;

- Agreement: is the use of consensus for decision-making on credit issues between Business and Risk departments, aiming on Santander Spain Group´s objectives;

- Roles definition: the Risk Management map defines roles and responsibilities, covering all types of risks;

- Risk measurement: has the objective of sustaining decision on better relationship "risk versus return";

- Limiting the risk exposure: is the establishment of Santander Spain Group´s appetite for the several risk types (credit risk, market risk, liquidity andothers)asawaytoprotecttheassets of the Bank;

- Establishment of risk policies and procedures: documented and divulged for the whole Bank to follow the bylaws;

- Definition and evaluation of Risk Methodologies: the risk methodologies define the internal management models applied in the Banco Santander, establishing the risk measurements, product pricing strategies, construction of market and capital consumption rates according to risk.

Corporate Governance of the Risk Function

The risk committee framework of Banco Santander is set based on corporate risk standards and have the following responsibilities set out in weekly meetings:

- Ensure to the Bank's management that local policies are implemented and followed consistently with existing corporate standards;

- Authorize the local management tools and risk models, as well as be familiar with the results of the internal validation;

- Ensure that Banco Santander´s actions are consistent with the risk tolerance level previously decided by the Santander Spain Group;

- Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in discharging their functions;

- Resolve transactions that are beyond the powers delegated to lower management bodies, as well as the global limits of preclassification of corporate groups or in relation to exposures by classes of risk.

The Executive Risk Committee delegates some of its powers to the other risk committees, which are structured by business line and type and class of risk. The risk function at the Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President and the Chief Risk Officer of Banco Santander.

The Executive Risk Unit is divided into:

- A Control and Methodology structure, which adapts the risk policies, methodologies and control systems. This structure consists of several units organized by type of risk (solvency risk, market risk, and methodology).

- A Business Structure focused on the performance and the integration of the risk management function in the Banco Santander's retail, corporate and Global Wholesale Bank businesses, credit recovery, and social and environmental risks. Additionally, there is the Management, Governance and Risk Planning Unit, which guarantees, among others, that the Risk Management Model, with functions and responsibilities, is being successfully done and the existence and adequacy of the regulatory framework, both local and corporative.

Credit Risk Management

Banco Santander develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

The specialization of Banco Santander's risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

- Customers under individualized management: includes wholesale banking customers, financial institutions, and certain retail companies. Risk management is conducted by an expert risk analyst, basically on account of the risk assumed, backed up by tools to support decision-making based on internal risk assessment models.

- Standardized customers: include individuals and companies not classified as “Customers under individualized management”. Management of these risks is based on automated decision-making and internal risk assessment models.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Banco Santander to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

a) Rating Models

Banco Santander uses own internal rating models to measure a customer’s or a transaction’s credit quality. Each rating corresponds to a certain probability of default or nonpayment determined from the historical experience of the institution, except for some portfolios typified as low default portfolios. Rating models are used for risk admission and monitoring.

Lending transactions are classified into different categories, according to economic and financial situation criteria and other registry information, actual decrease in transaction risk, and delays in compliance of contractual financial obligations. New types of transactions are submitted to credit risk assessment and in terms of compliance with the controls adopted by the Banco Santander.

The ratings awarded to customers are periodically reviewed, incorporating new financial information and experiences in the development of the banking relation. The frequency of the reviews increases in the case of customers who reach certain levels in the automated warning systems and in those classified as “special watch”. Santander's proprietary rating tools are also reviewed so that their accuracy can be fine-tuned.

b) Losses and Credit Cost

Banco Santander prepares loss estimates related to the credit risk and periodically conducts the comparison of actual losses with previously estimates. Previous and periodic analyses are made to keep control over up-to-date credit risk and create exceptions or renegotiate certain transactions, and it is also possible to increase guarantee required when necessary.

In addition to using the models, other regular measures are employed which provide prudent and effective management of credit risk based on the loss observed. Banco Santander's cost of credit is measured, mainly, by performance indicators such as the variation in the provision for credit losses, nonperforming loans in the recovery process, and net credits write-offs.

Risk management reports are made available to management to verify its alignment with the Banco Santander’s policies and strategies. It makes simulations of risk situations to assess the need to review the Banco Santander's previously set policies and limits.

All information on the risk management structure and procedures is maintained at Banco Santander available to Bacen and other regulators.

c) Credit Risk Cycle

The risk control function obtains an overall vision of the credit portfolio throughout the different risk cycle stages to supplement the management process, using a sufficient level of detail to allow assessing the current risk status and possible changes. The process begins at senior management level, through the Board of Directors and the Risk Committee, which approves the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and making decisions on the risks incurred in the Banco Santander's operations.

The risk cycle consists of three different stages:

(i) Presale: this phase includes the risk planning and target setting processes, determination of the Banco Santander’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting;

(ii) Sale: this is the decision-making phase for both pre-classified and specific transactions; and

(iii) Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk Limit Planning and Setting

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks, which establishes risk appetite on the basis of the various factors involved.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk Analysis

Risk analysis is a prerequisite for the approval of loans to customers by the Banco Santander. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Banco Santander, which involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted with a pre-established frequency or every time a new customer or transaction arises. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the counterparty/transaction occurs.

Transaction Decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

The Banco Santander uses, but not limited to, the RORAC (return on risk-adjusted capital) methodology for risk analysis and pricing in the decision-making process on transactions and deals.

Risk Monitoring and Control

In addition to the tasks performed by the Internal Audit Division, the Executive Risk Unit has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default event, but rather that it is deemed advisable to adopt a specific policy for this company by assigning a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

The client classification in the FEVE system will define the client periodical rating review, which will be at least annually.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

d) Risk Control

Supplementing the management process, the risk control function obtains a global view of the Banco Santander’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the exposure and any changes therein.

Any changes in the Banco Santander’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Banco Santander.

e) Credit Provisions

The provision of credit of Banco Santander follows the Bacen legislation, according to CMN Resolutions 2682/1999, 2697/2000 and Circular Bacen 2899/2000, that determine a minimum provision for each credit transaction rating category (Note 8.e).

f) Regulatory Capital

The Bank's capital management is performed for both the economic and regulatory capital. The management of regulatory capital is based on analysis of "ratios" of capital using the criteria set by the Bacen. The goal is to achieve a capital structure as efficient as possible considering costs, regulatory requirements, rating agencies and investors' expectations. The Banco Santander has an active capital management including securitizations, sale of assets and portfolios, emissions of preferred shares and hybrid instruments. The capital assessment model aimed at ensuring the availability of capital to support all the risks of its economic activity in different scenarios, with levels solvency agreed by Group.

g) Credit Recovery

The Credit Recovery department works in the credit collection and recovery of Banco Santander clients. The strategies and channels of operation are defined according to the days past due and the amounts in arrears, resulting in a Map of Responsibilities. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, which are paid according to success in the recovery of amounts in arrears.

Tools are used, such as behavioral score, to study the performance of collecting certain groups, in an attempt to reduce costs and increase recoveries. These models attempt to measure the customers probability of payment adjusting collection efforts, so that customers with low probability of recovery will receive more intense recovery actions. In cases of higher probability of payment, the focus is given on maintaining a healthy relationship with these customers. All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status, are also held periodically through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

h) Other Information

(i) The process of managing, monitoring and control of capital is held for regulatory capital and economic capital. The management of regulatory capital is based on analysis of the adequacy of capital levels through the BIS ratio using the criteria defined by the Brazilian Central Bank. The goal is to reach an efficient capital structure considering the capital costs, regulatory requirements, rating targets and return for investors.

(ii) The terms and conditions and the features of financial assets sale or transfer transactions are analyzed so that their assessment and classification are consistent with the substantial retention of risks and rewards.

(iii) The public access report, available at www.santander.com.br, contains a more detailed description of the Credit Risk Management structure.

36. Supplementary Information - Reconciliation of the Shareholders' Equity and Net Income of the Consolidated

		2010	2009
Shareholders' equity attributed to the parent under Brazilian GAAP (1)		64,850,978	64,492,693
IFRS (2) adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(174,218)
Classification of financial instruments at fair value through profit or loss	d	(251)	19,440
Redesignation of financial instruments to available-for-sale	a	558,032	555,104
Impairment on loans and receivables	b	220,590	960
Deferral of financial fees, commissions and inherent costsunder effective interest rate method	e	300,000	217,205
Reversal of goodwill amortization and others	f	6,736,108	3,424,772
Realization on purchase price adjustments	g	639,520	727,101
Share Based Payments	h	20,976	-
Others		29,365	2,348
Shareholders' equity attributed to the parent under IFRS		73,355,318	69,265,405
Minority interest under IFRS		8,076	1,338
Shareholders' equity (Including Minority Interest) under IFRS		73,363,394	69,266,743

		2010	2009
Net income attributed to the parent under Brazilian GAAP (1)		3,863,298	1,805,899
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	(1,082)	5,125
Classification of financial instruments at fair value through profit or loss	d	(17,887)	(6,687)
Redesignation of financial instruments to available-for-sale	a	(16,300)	(15,243)
Impairment on loans and receivables	b	219,630	235,260
Deferral of financial fees, commissions and inherent costsunder effective interest rate method	e	82,795	43,089
Reversal of goodwill amortization and others	f	3,311,336	3,030,122
Realization on purchase price adjustments	g	(87,581)	411,109
Other		27,884	(1,068)
Net income attributed to the parent under IFRS		7,382,093	5,507,606
Minority interest under IFRS		481	358
Net income (including minority interest) under IFRS		7,382,574	5,507,964

(1) Accounting standard adopted by the Bacen and CVM.
(2) International Financial Reporting Standards.

a) Redesignation of financial instruments to available-for-sale

Under BRGAAP, the Bank Santander accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of International Accounting Standard (IAS) 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate

Under BRGAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard. This event led to an adjustment in BRGAAP against the equity in capital reserves in the amount of R$ 175,300.

d) Classification of financial instruments at fair value through profit or loss

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Banco Santander designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BRGAAP were designated as “fair value through profit or loss” under IFRS. The Banco Santander has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others

Under BRGAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments

AAs part of the purchase price allocation, following the requirements of IFRS 3, the Banco Santander has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

- The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share Based Payments

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other".

37. Other Information

a) In the Bank and Consolidated, the co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$22,563,112 (2009 -R$20,967,370).

b) Total shareholders’ equity of investment funds managed by Conglomerate Santander is R$111,338,357 (2009 - R$98,407,143) and total shareholders’ equity of managed investment funds is R$120,903,629 (2009 - R$111,674,754).

c) In the Bank and Consolidated, the insurance contracted by the Banco Santander effective as of December 31, 2010 and 2009, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,349,209 (2009 - R$1,349,209) and in bankers’ blanket insurance, an insurance was contracted with coverage value of R$204,423 (2009 - R$204,423), and may be used on a standalone basis or jointly provided that it does not exceed the contracted amount.

d) Restricted operations were as follows:

	Bank/Consolidated
	2010		2009
	Asset	Income	Asset	Income
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Restricted Operations on Assets
Lending Operations	21,453	3,848	43,209	3,144
Liabilities - Restricted Operations on Assets
Deposits	(21,453)	(3,844)	(43,209)	(3,098)
Net Income		4		46

There are no default operations or court challenges regarding restricted operations on assets or funds raised to be used in these operations.

e) Obligation offset and settlement agreements - CMN Resolution 3,263/2005 – The Banco Santander has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Banco Santander, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Banco Santander with the counterparty.

f) Other Obligations – The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2010 is R$1,416,299, of which R$436,334 up to 1 year, R$901,145 from 1 year to up to 5 years and R$78,820 after 5 years. Additionally, the Banco Santander has contracts for a matures indeterminate, totaling R$2,693 monthly rent corresponding to the contracts with this feature. Payment of operating leases recognized as expenses were R$455,326.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Market General Price Index (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

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Summary of the Audit Committee Report

Santander Financial and Non-Financial Group’s Audit Committee was established by the Board of Directors of Banco Santander (Brasil) S.A. (the Group’s lead entity) on March 23, 2007, after the approval by the  Brazilian Securities and Exchange Commission (CVM), of its transformation to listed company. The Audit Committee acts as single for all institutions and insurance companies pertaining to the Group.  According to its Internal Rules, available at www.ri.santander.com.br, the Audit Committee advises the Board of Directors in the oversight of financial reports, of the compliance with rules and legislation, of the effectiveness and independence of the work performed by the internal and independent auditors, and of the internal control system effectiveness and operational risk management. The Audit Committee also recommends corrections and improvements of policies, practices and procedures identified in the course of its duties, whenever deemed necessary.  The assessments of the Audit Committee are based primarily on information received from Management, internal and independent auditors, and the area responsible for the corporate monitoring of internal controls and operational risks.

The Audit Committee is composed of four independent members, appointed at the Board of Directors´ Meeting of March 23, 2010. One the member is also an independent member of the bank´s Board of Directors.

The Audit Committee acts through meetings, and proceeds analysis, readings and performs other necessary procedures within the meetings.  In 2010, it held seventy five meetings for conducting its duties.  In the second half and January of 2011 there were forty five.

In addition, to fulfill the Audit Committee’s duties and responsibilities, the Coordinator, devotes full time to this function, and participates as a hearing body in Executive Committees, including Compliance, Money Laundering Prevention, Operational Risks, Asset Management Compliance and Internal Controls, Products and the Ombusdman´s. The Audit Committee also monitors the appointments made by regulatory and self-regulating bodies and the respective action plans for solving the issues.  In this semester, the Audit Committee held specific meetings with the Central Bank of Brazil (Bacen).

As part of the work inherent in its duties, the Audit Committee also met with the Executive Committee and several areas for additional analysis, especially: (i) about the technology integration process; (ii) with the Retail Vice President for acquaintance of the area´s strategy and the work related to the customers database update and quality improvement; (iii) with the Legal Executive for an update on the evolution and treatment given to labor, civil and fiscal contingency liabilities, and the corresponding accounting entry, especially those for the main disputes, including meeting with external experts; (iv) with the Legal Business Executive about regulatory, corporate and related party matters; (v) with the Finance Department professionals about the Basil Project status and intermediary tests; (vi) with the Wholesale Vice President about the area´s strategic plan and projects; (vii) with the Credit and Risk Vice President for an update on the valuation, monitoring and loss provision criterion; and (viii)  with KPMG Corporate Finance to discuss the appraisal reports used for impairment purposes.

Regarding the Audit Committee’s roles and responsibilities:

Internal Control and Operational Risk Management

For the purpose of verifying the conformity of Santander Financial Group with Resolutions 2554/1998 and 3380/2006 of the National Monetary Council (CMN) and Circular 249/2004 of the Superintendency of Private Insurance (Susep), related to the effective management of the internal control system, regarding the prevention and reduction of operational risks and losses, the Audit Committee held meetings with the Risk Operational Executive, primarily responsible for implementing and promoting awareness and methodology structure, and with other areas involved in this process. The Audit Committee also followed up on the whistle blowing of frauds and errors managed by the Operational Risks area.

Internal Audit

Concerning the internal audit work, the Audit Committee held three meetings and met, in several other occasions, through its Coordinator or by having Internal Audit professionals attending other Audit Committee meetings.  At the meetings, the Audit Committee monitored the work performed in 2010, the reports issued, the findings and recommendations, with special attention to the implementation of those addressed to areas that controls are considered insufficient or that need improvements.

Independent Audit

The independent auditors are responsible for planning, performing the audit and issuing a report of the individual and consolidated financial statements of the Group.  As a result of its work, the independent auditors issue recommendation reports regarding the internal control system and the noncompliance with rules and legislation, according to Bacen Circular 3,467/09, without prejudice to other reports required, such as the quarterly limited reviews reports. With respect to the work performed by the independent audit firm, Deloitte Touche Tohmatsu Auditores Independentes (Deloitte), the Audit Committee formally held twelve meetings. The main discussions at the meetings involved the financial statements of the third quarter and semester ended December 31, 2010, the accounting practices, deficiencies and internal control issues raised in the detailed reports and an agenda to discuss relevant issues.

Financial Statements

The Audit Committee proceeded the analysis of the financial statements of the Santander Financial and Non-Financial Group entities, confirming their quality. In this respect, the Committee followed up on the third quarter and the six-month period closing, prior to disclosures, and met with the independent auditors and the professionals responsible for the accounting and the preparation of the financial statements. As a foreign issuer registered with the US Securities and Exchange Commission (SEC) and traded on the New York Stock Exchange (Nyse), the Audit Committee also examined the financial statements according to the International Financial Reporting Standards (IFRS).

Ombusdman

In view of CMN Resolution 3849/2010, which regulates the Ombudsman function for institutions, the work performed on the second half of 2010, shall be reviewed by the Audit Committee in a meeting scheduled for February, 2011.

Conclusion

As a result of the assessments performed and taking into consideration the scope of its duties, the Audit Committee concluded that the work developed is effective and provides transparency and quality to Santander Financial and Non-Financial Group’s financial statements and, recommends its approval by Banco Santander (Brasil) S.A. Board of Directors.

Audit Committee

São Paulo, February 2, 2011

Celso Clemente Giacometti

Maria Elena Cardoso Figueira

Paulo Roberto Simões da Cunha – Financial Expert

Sérgio Darcy da Silva Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 2, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acúrcio Gouveia
Amancio Acúrcio Gouveia Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Vice-President Executive Officer